Form 20-F
period 2024-12-31
Top Win International Ltd
filed 2025-05-12
CIK 2033515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-42572

TOP WIN INTERNATIONAL LIMITED

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

(Address of Principal Executive Offices)

Kwan Ngai

Telephone: +852 2815 7988

Email: tony@topw.com.hk

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0005 per share	TOPW	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,200,000 Ordinary Shares, par value $0.0005 per share issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TOP WIN INTERNATIONAL LIMITED

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum of association and the articles of association of Top Win (as defined below);

●	“BVI” refers to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” refers to Pride River Limited, a company incorporated under the laws of the British Virgin Islands on June 4, 2024, which is wholly owned by Kwan NGAI our CEO and one of our directors;

●	“Grand Moon” refers to Grand Moon International Limited, a company incorporated under the laws of the British Virgin Islands on June 4, 2024, an intermediate holding company directly and wholly owned by Top Win International Limited;

●	“Ordinary Shares” refers to the ordinary shares of Top Win (as defined below), par value of US$0.0005 per share;

●	“FY2024”, “FY2023” and “FY2022” refer to fiscal year ended December 31, 2024, 2023 and 2022, respectively;

●	“Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Memorandum and Articles of Association” refers to the memorandum of association and the articles of association articles of association of Top Win (as defined above) adopted on June 27, 2024;

●	“Operating Subsidiary” refers to Top Win Hong Kong (as defined below), the indirectly wholly-owned subsidiaries of Top Win, through Grand Moon International Limited, unless otherwise specified;

●	“PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” or “Chinse government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Top Win” and “Company” refers to Top Win International Limited, the Cayman Islands holding company, incorporated on July 27, 2024, which investors are purchasing an interest;

●	“Top Win International Trading” or “Operating Subsidiary” refers to Top Win International Trading Limited, a company with limited liability under the laws of Hong Kong on June 15, 2001;

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“We”, “Group”, “us”, “or “our” refer to Top Win, the Cayman Islands holding company and its subsidiaries.

This annual report contains translations of certain Hong Kong dollar amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. All reference to “HK dollars”, “HKD”, or “HK$” are to Hong Kong dollars. The relevant exchange rates are listed below:

	For the years ended December 31,
	2024	2023	2022
Average rate	7.8030	7.8292	7.8306

	As of December 31,
	2024	2023	2022
Year-end spot rate	7.7677	7.8109	7.8015

Our year end is December 31. References to a particular “fiscal year” are to our year ended December 31 of that calendar year. Our audited consolidated financial statements (“CFS”) were prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “goal”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our customer base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance;

●	the spread of the COVID-19 virus and its new variants, the impact it may have on our operations, the demand for our services, and economic activity in general; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should refer to the section titled “Item 3. Key Information—D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Company Structure

Below is a chart illustrating our current corporate structure:

Holding Company Structure

Top Win International Limited (“Top Win”), was incorporated as a Cayman Islands exempted company with limited liability on June 27, 2024 under the laws of the Cayman Islands. As of the date of this annual report, Top Win is authorized to issue a maximum of 100,000,000 Ordinary Shares of par value US$0.0005 each, of which 24,864,000 Ordinary Shares are issued and outstanding.

Top Win International Limited is a holding company and is not actively engaged in any business, and it conducts operations through the Operating Subsidiary, namely Top Win International Trading Limited (“Top Win Hong Kong”) incorporated under the laws of Hong Kong, on June 15, 2001. Top Win Hong Kong is our operating entity and is indirectly wholly-owned by Top Win through Grand Moon International Limited, an intermediate holding company.

Grand Moon International Limited (“Grand Moon”) was incorporated on June 4, 2024 under the laws of the British Virgin Islands. Grand Moon is wholly owned by Top Win, as the intermediate holding company and not actively engaging in any business. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure”

On July 25, 2024, the Company completed the reorganization through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for Grand Moon and Top Win Hong Kong.

Immediately before the reorganization, Top Win Hong Kong was wholly owned and controlled by Mr. Hon, SIT and functioned as the sole operational entity. Top Win was established by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On the same day of its incorporation, 100% ownership of Top Win was transferred from the registered agent to Pride River, which at the time was 100% owned by Mr. Sit Hon.

Grand Moon was established by a registered agent in the B.V.I. On July 9, 2024, 100% ownership of Grand Moon, was acquired by Top Win. Subsequently on July 25, 2024, Grand Moon acquired 10,000 shares of Top Win Hong Kong from Mr. Sit Hon, representing the entire issued share capital of Top Win Hong Kong at the time, for a consideration of HK$10,000, thereby completing the reorganization.

On September 16, 2024, the board of directors of Top Win resolved and approved to issued 550 Ordinary Shares with a par value of US$1.00 to Kelven, WONG and Ming Yuk, NGAI, at a consideration of US$1,000,000, respectively.

On October 29, 2024, Mr. Hon, SIT transferred 10,000 Ordinary Shares of Pride River Limited to Mr. Kwan, NGAI, for a consideration of US$10,000,000.

On October 29, 2024, the board of directors of Top Win resolved and approved: (1) to transfer 555 Ordinary Shares from Pride River Limited to Seng Kar Men, at a consideration of US$1,000,000; and (2) to transfer 555 Ordinary Shares from Pride River Limited to Shi Dongqin, at a consideration of US$1,000,000; and (3) to transfer 555 Ordinary Shares from Pride River Limited to Kon Teck Tien, at a consideration of US$1,000,000; and (4) to transfer 555 Ordinary Shares from Pride River Limited to Yang Shengguang, at a consideration of US$1,000,000; and (5) to transfer 555 Ordinary Shares from Pride River Limited to HELPIZO Holdings Inc., at a consideration of US$1,000,000.

On November 20, 2024, Top Win executed a shareholder resolution to (1) approve and adopt amended and restated memorandum and articles of association which dated November 20, 2024; and (2) change the par value of the Ordinary Shares from US$1.00 to $0.0005, a 2,000 for 1 share subdivision (“Share Subdivision”). Pursuant to such resolution, the authorized share capital of Top Win International Limited was US$50,000 divided into 100,000,000 Ordinary Shares with a nominal or par value of US$0.0005 each, in accordance with section 13 of the Cayman Islands Companies Act. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm, as a firm headquartered in Manhattan, New York, and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this annual report, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our listing, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Ordinary Shares— Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Ordinary Shares. Top Win International Limited is a holding company with substantial all of its operations in China and Hong Kong and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in Hong Kong.

Risk Factors Summary

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Relating to Our Business and Operations

●	If we fail to manage and expand our relationships with suppliers of luxury watches, or otherwise fail to procure products on favorable terms and quality, our business, financial condition, and results of operations may be materially and adversely affected.

●	We do not have direct contractual or business relationships with luxury watch brand owners, and as a result we may face legal risks from potential liability for goods sold by us, outside brand owners’ authorized distribution channels and potential claims related to “parallel import” activities, and we may also face commercial risks from actions by luxury brand owners.

●	We depend on a small number of clients to derive a significant portion of our revenues and the loss of any of these clients could have a material adverse effect on our business.

●	We rely on a limited number of vendors for a significant portion of our purchases, and the loss of any of these vendors could have a material adverse effect on our business.

●	We may be exposed to credit risks in relation to defaults from customers.

●	We trade worldwide and as such are exposed to currency fluctuation risks.

●	We are exposed to interest rate risks.

●	If we fail to manage our inventory effectively, the results of operations, financial condition and liquidity may be materially and adversely affected.

●	Any changes or disruption in our shipping arrangements or any interruptions in shipping could adversely affect our results of operations.

●	We are subject to credit risk in relation to the collectability of our trade receivables from customers.

●	We may incur liability or become subject to claims or penalties for counterfeit, infringing, illegal or stolen products inadvertently sold by us or through us, and our reputation and results of operations could be materially and adversely affected.

●	We depend on our in-house team of trained experts, to ensure the authenticity of the luxury watches we sell. If we fail to identify counterfeit goods or it is unable to recruit and train qualified professionals for quality control and assurance, our business may be materially and adversely affected.

●	Our revenue flow is subject to seasonality and a variety of factors.

●	We may implement business strategies and future plans that may not be successful.

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

●	Our business depends to a significant extent upon general economic conditions, consumer demand, preferences and discretionary spending patterns, we may be adversely affected if our customers’ purchasing patterns change due to negative economic trends.

●	We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

●	Acts of God, acts of war, epidemics and other disasters could materially and adversely affect our business.

●	Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

●	We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

●	We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

●	We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

●	We may not be able to obtain finance from time to time to fund our operations and maintain growth.

Risks Related to Doing Business in Hong Kong

●	All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’ operations and/or the value of the securities we are offering.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

●	Political risks, including the potential imposition of tariffs, could have an adverse impact on our business operations in Hong Kong.

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Risks Relating to Our Corporate Structure

●	Our corporate actions will be substantially controlled by Mr. Kwan, NGAI, through his beneficial ownership of Pride River, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

●	Our current corporate structure involves unique risks to investors.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

Risks Related to our Ordinary Shares

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We incurred increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

Risks Relating to Our Business and Operations

If we fail to manage and expand our relationships with suppliers of luxury watches, or otherwise fail to procure products on favorable terms and quality, our business, financial condition, and results of operations may be materially and adversely affected.

We source substantially all luxury watch items from both authorized or independent watch distributors, luxury watch wholesaler, or dealers worldwide. Maintaining stable relationships with these suppliers is important to the growth of our business. In particular, we depend on our ability to procure products on favorable pricing terms. Our current suppliers network allows us to select the best prices and quality watches for our operation. However, there is no guarantee that the volume of supplies and stability will continue in the future. If we receive fewer offers from our suppliers than in the past, we may be unable to maintain stable inventory levels, which could hinder our ability to promptly supply the watches our customer’s desire. This could adversely affect our business operations and financial performance.

We enter the spot purchase order with our supplier on an order-by-order basis, specifying the model, quantity, and method of payment, but do not have long-term agreements or supply arrangement with any of such suppliers. We may be subject to price fluctuations due to a lack of long-term supply arrangements, and we cannot assure you that our current suppliers will continue to supply the luxury watch products to us on commercially acceptable terms, if at all. In the event that we are not able to source luxury watches at favorable prices, our revenue and cost of revenue may be materially and adversely affected. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of luxury watches on commercially acceptable terms, it may inhibit our ability to offer sufficient products sought by luxury watch buyers, or to offer these products at competitive prices. Any adverse developments in our relationships with our suppliers, as well as with merchants and individual sellers on our marketplaces, could materially and adversely affect our business and growth prospects. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by changes in their relationship with brand owners of the watches, economic conditions, labor unrest, regulatory or legal decisions, natural disasters or other contingencies. Furthermore, any inability of a manufacturer or supplier to ship the time pieces in a timely manner or to meet our quality standards could result in the temporary suspension of certain model of watches we offered, refund, or loss of customers, any of which could have a material adverse effect on our revenues. Any such delay or interruption could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We do not have direct contractual or business relationships with luxury watch brand owners, and as a result we may face legal risks from potential liability for goods sold by us, outside brand owners’ authorized distribution channels and potential claims related to “parallel import” activities, and we may also face commercial risks from actions by luxury brand owners.

We do not have direct contractual or business relationships with watch brand owners. Instead, we source watches primarily from authorized distributors, independent watch dealers, and watch wholesalers in various countries. The contractual arrangements between some luxury brand owners and certain of our suppliers could contain restrictions on the price, geographic region and manner in which goods may be resold. We also source luxury goods through distribution channels outside the control of brand owners, which are often referred to as “parallel imports.” We believe that the import and sale of parallel import goods is generally permitted under the laws and regulations of the primary jurisdictions in which we operate, subject to certain exceptions. Section 20(2) of the Trade Marks Ordinance (Chapter 559 of the laws of Hong Kong) (“TMO”) provides that, once a piece of goods bearing a registered trade mark has been put on the market anywhere in the world by the owner or with his consent (whether express or implied or conditional or unconditional), the registered trade mark in respect of such goods is not infringed unless (i) the condition of the goods has been changed or impaired after they have been put on the market and (ii) the use of the registered trade mark in relation to those goods is detrimental to the distinctive character or repute of the trade mark. If we fail to adequately inspect the watches for defects before sale, we may fall within the exceptions outlined above and risk infringing on the registered trade mark. Considering our strict quality control procedure, and our intention to uphold and enhance the watch brands, we do not believe that our business is likely to fall within the exceptions outlines above. However, if our sourcing from any supplier is in violation of contractual arrangements with brand owners or legal restrictions on parallel import activities, we could be subject to claims of intellectual property rights infringement, tortious interference or inducement of contract breach, among others, and face significant liabilities. Any such perception that we are a parallel importer may undermine our reputation among buyers and sellers of luxury goods.

We are also subject to the commercial risks that brand owners may instruct our suppliers not to sell goods to us or may cease selling goods to our suppliers completely or in sufficient quantities to meet our sourcing needs. In particular, brand owners may object to our pricing practices, especially the discounts to the retail prices fixed or suggested by brand owners. If we are successful in increasing the scale of our business and become more prominent in the luxury watch industry, the risk that brand owners may take legal or commercial action against us or our suppliers may increase. Any such actions could harm our reputation and adversely impact our product offerings, which could have a material and adverse effect on our results of operations and growth prospects.

We might in the future receive claims alleging that sales of luxury goods by us are not through brand owners’ authorized distribution channels. Irrespective of the validity of such claims, we could incur significant costs and effort in either defending or settling such claims, which could divert our management’s attention from day-to-day operations. If a successful claim is made against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Regardless of whether we successfully defend against such claims, we could suffer negative publicity, our reputation could be severely damaged, and our product offerings could be significantly reduced. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We depend on a small number of clients to derive a significant portion of our revenues and the loss of any of these clients could have a material adverse effect on our business.

We receive a significant portion of our net revenues from a limited number of major clients. For the year ended December 31, 2024, there were two customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 33% of our total revenue for the year. For the year ended December 31, 2023, there were three customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 40% of our total revenue for the year. For the year ended December 31, 2022, there were one customer each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 11% of our total revenue for the year. Although our business does not heavily depend on any single client, the loss of one or more of these clients, or a significant reduction in the volume of their purchases, could materially and adversely affect our business and financial performance in the short term. This is particularly because we do not have long-term agreements with these clients; instead, sales are made on an order-by-order basis. Consequently, there is no guarantee that these clients will continue to make purchases from us at current levels, or at all. Additionally, due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these clients, our revenue, financial condition and results of operations will be negatively and materially impacted in the short term.

Historically, we have been able to retain a longstanding and well-established relationship with our customers. While we are confident in our ability to continue attracting new customers and adapting to evolving market conditions, any inability to retain or replace key customers could have a material adverse effect on our business, results of operations, and financial condition.

We rely on a limited number of vendors for a significant portion of our purchases, and the loss of any of these vendors could have a material adverse effect on our business.

Although we operate as a watch trading company, we purchase a significant portion of our supplies from a few major vendors. For the year ended December 31, 2024, three vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these three vendors accounted for 25% and 18% and 10% of the Group’s total purchase, respectively. For the year ended December 31, 2023, two vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these two vendors accounted for 64% and 14% of the Group’s total purchase, respectively. For the year ended December 31, 2022, one vendor accounted for 10% or more of the Group’s total purchase. Total purchase from the vendor accounted for 65% of the Group’s total purchase. While we receive numerous offers daily from authorized dealers, distributors, and brand owners worldwide, and while these offers may be comparable to those from our existing vendors, the specific terms would need to be renegotiated if we want to engage with new vendors. Although identifying alternative vendors will not pose a significant challenge, losing one or more key vendors could lead to short-term difficulties, such as negotiating favorable terms or pricing with new suppliers. We believe that over the long term, we will be able to find alternative vendors without significant disruption to our operations.

Historically, we have been able to retain good relationships with our vendors, which has supported the stability of our supply chain. However, there is no guarantee that we will be able to maintain these relationships or secure new vendors on similarly favorable terms if one or more of these key vendors were to cease supplying to us. A loss of a major vendor could lead to higher costs in the near term, which could negatively impact our profit margins until alternative arrangements are secured.

We may be exposed to credit risks in relation to defaults from customers.

Our exposure to credit risk may be influenced mainly by the individual characteristics of each customer and may be concentrated on few numbers of customers. As of December 31, 2024, there was no customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivables. As of December 31, 2022, there were three customers whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and accounted for 46%, 20% and 11% of the total balances of accounts receivables, respectively.  Although we will monitor our exposure to credit risk on an ongoing basis and make periodic judgment on impairment of overdue receivables based on the likelihood of collectability, we cannot assure you that all of our customers are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

We trade worldwide and as such are exposed to currency fluctuation risks.

As a watch trading company receiving offers from all over the world, currency fluctuations play a significant role in our transactions. The exchange rate at the time of order placement directly affects the cost of our inventory. Volatile currency rates can lead to unpredictable costs and profit margins, as we must pay based on the currency rate of the day. Adverse movements in exchange rates could increase our expenses, reduce our profitability, and create financial instability. This exposure to currency risk could materially and negatively impact our business operations and financial condition.

We are exposed to interest rate risks.

As of December 31, 2024 and December 31, 2023, we had outstanding bank loans of approximately $5.2 million and $5.8 million, respectively. The Group is exposed to floating interest rate risk on bank borrowings, particularly during periods when the interest rate is expected to significant changes. On the other hand, the deposited cash raised by IPO would generate interest income, and it is also exposed to floating interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

If we fail to manage our inventory effectively, the results of operations, financial condition and liquidity may be materially and adversely affected.

Our business often requires us to manage a high volume of valuable inventory effectively. We depend on our forecasts of demand for and popularity of our products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. The demand for the watches we sell is highly dependent on the end customers’ preferences for our watches, which are beyond our control.

Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand and determine the appropriate product or component to be in inventory. If we cannot manage to source appropriate products to suit the consumer preference and market trends in the future, the volume of obsolete and slow-moving inventory may increase and we may need to either sell off such inventory at a lower price or write off such inventory. If we fail to manage our inventory effectively or negotiate favorable credit terms with suppliers, we may be subject to a decline in inventory values, and significant inventory write-downs or write-offs. If we are required to lower sale prices to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect the results of operations and financial condition.

Any changes or disruption in our shipping arrangements or any interruptions in shipping could adversely affect our results of operations.

We primarily rely international and domestic courier and logistic companies for the shipping from the suppliers, DHL, FedEx, UPS, or SF Express. If we are not able to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or they experience performance difficulties, including as a result of the pandemic, natural disaster, force majeure events, or other difficulties, it could negatively impact our results of operations and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by the pandemic and related response measures, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports may in the future impact our supply of inventory from our supply partners, and the escalating trade disputes between the United States, the European Union, China and certain other regions could lead to increased tariffs on our goods and restrict the flow of the goods between the United States the European Union. We are also subject to risks of damage or loss during delivery by our shipping vendors. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to credit risk in relation to the collectability of our trade receivables from customers.

We usually do not offer a credit period to our customers; customers are required to make payment in advance or pay upon delivery. Under some circumstances, customers may settle the sales proceeds after delivery, but the aging of such receivables would normally be less than 30 days. We cannot assure you that our customers will make payment in full to us on a timely basis. Delays in receiving payments from or non-payment by our customers may result in pressure on our cash flow position and our ability to meet our working capital requirements. Our liquidity and cash flows from operations may be materially and adversely affected if our collection periods lengthen further or if we encounter any material defaults of payment, or provisions for impairment, of our trade receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as from third-party financing, in order to maintain our daily operations, and such financing from outside sources may not be available at acceptable terms or at all.

We may incur liability or become subject to claims or penalties for counterfeit, infringing, illegal or stolen products inadvertently sold by us or through us, and our reputation and results of operations could be materially and adversely affected.

We purchase the luxury watches we sell from a variety of suppliers and distribution methods, so are subject to the risk that counterfeit, infringing, illegal or stolen goods could be sold through us. We have taken steps to prevent potential violation of third parties’ intellectual property rights while sourcing and selling products, as well as to confirm the authenticity of the watch sold by us and we reject items we believe to be counterfeit. We also conduct due diligence on our suppliers and have quality control procedures in place to ensure and verify that luxury watches and product sold through us are authentic. However, these measures may not always be successful. We cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, given the large number of luxury watches being inspected.

Manufacturers and distributors of counterfeit goods are also increasingly sophisticated, it may be increasingly difficult to identify counterfeit watches and their components, parts and accessories. To the date of this annual report, we have not encountered any issue regarding distributing counterfeit watches in the course of our business. In the event that counterfeit, unauthorized, or infringing products are sold by us or infringing content is posted by us, we could face claims that may subject us to liabilities. Any sale of counterfeit goods or the discovery of counterfeit products sold under our brand names and trademarks could significantly harm our reputation, cause existing or potential customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results, could result in brand owners making legal claims against us for infringement of trademark, copyright or other intellectual property rights. From time to time in the ordinary course of our business, buyers, brand owners or other third parties may allege that counterfeit products have been sold by us or through our platform. Any perception that our platform may contain counterfeit goods, even without merit, could have a material and adverse impact on our reputation.

Furthermore, if we fail to identify any infringing or counterfeiting watches, including components and parts or accessories and such products are sold to purchasers, we risk facing infringement claims, which would also be bad for our reputation. Regardless of the truth of such accusations, we could have to spend a lot of money and time defending ourselves or settling them. We can be forced to pay significant damages if the lawsuit against us is found to be valid or stop marketing the relevant items. If we were to be held to have sold or facilitated the sale of counterfeit goods, potential legal sanctions may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the governing law and the seriousness of the misconduct. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. In addition, stolen products that unknowingly sold by us could also result in negative publicity, and thus damage our reputation. Pursuant to the Hong Kong laws, we would be subject to criminal liability if we knowingly engage in any sale of stolen good that we sourced from other parties. We may implement further measures in an effort to strengthen our protection against these potential liabilities, which could require us to spend substantial resources or discontinue certain service offerings. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

We depend on our in-house team of trained experts, to ensure the authenticity of the luxury watches we sell. If we fail to identify counterfeit goods or it is unable to recruit and train qualified professionals for quality control and assurance, our business may be materially and adversely affected.

We believe that an important measure to maintain buyer confidence in the Top Win brand is to provide buyers with the assurance that the items they purchase are authentic. Our in-house team of appraisers and watch technicians authenticate all watches goods sold by us. Each time piece we sourced is authenticated and appraised. However, there can be no assurance that our in-house team of appraisers and watch technicians will identify all counterfeit goods and not certify such goods as genuine. Any failure by us to identify counterfeit goods could significantly harm our reputation and could result in brand owners making legal claims for infringement of trademark, copyright or other intellectual property rights, which in turn could materially and adversely affect our results of operations and prospects.

As our business grows, we may need to retain additional watch technicians, and we could experience a backlog if we are unable to increase the size and efficiency of our watch technicians team as we grow. The market competition for experienced luxury goods authentication professionals, especially watch authentication, is intense, and there is no assurance that we will be able to hire and retain a sufficient number of professionals with the required experience on acceptable terms or that our training programs for new ateliers will be effective. Furthermore, counterfeiters and the products they produce are increasingly sophisticated, such that there can be no assurance that our technicians will be able to consistently differentiate between authentic and counterfeit goods. If we are unable to grow our team of watch technicians at the rate, and with the degree of sophistication, that we expect to require as our business grows, our authentication capabilities could be impacted, which could result in counterfeit or defective products being sold through us. Any of the foregoing could have a material and adverse effect on our business, results of operations and prospects.

Our revenue flow is subject to seasonality and a variety of factors.

Revenue fluctuations throughout the year are common for the watch industry which is subject to the seasonal and festival purchase patterns of consumers. Our sales vary from month to month and we generally record higher sales revenue during major holidays and summertime, such as Chinese New Year, Valentine’s Day, PRC Labor Festival, National Day and Christmas. Further, our revenue flow and periodical financial performance are also subject to a variety of factors, including changes in our products, the effectiveness of our inventory management, timing and effectiveness of our marketing activities, actions by our existing and new competitors, and employee motivation and effectiveness, among others. Accordingly, any comparison of sales and results of operations between different periods within a single financial year is not necessarily meaningful and cannot be relied on as indicators of our Group’s performance. Any seasonal fluctuations in the future may not match the expectations of investors and could cause fluctuations in the trading price of our Shares.

We may implement business strategies and future plans that may not be successful.

The successful implementation of our business strategies and future plans depends on a number of factors including general market conditions, government policies, the availability of funds, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully, as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, by the distraction of management from our core business or by damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

Brand recognition and reputation are invaluable assets in the luxury goods market. We believe that the recognition and reputation of our Top Win brand among our customers, in particular, the luxury watch dealers, our suppliers, merchants and individual buyers have contributed significantly to the growth and success of our business. Maintaining and enhancing such brand recognition and reputation are critical to our business and competitiveness. Many factors, including those beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	maintain the authenticity, quality and diversity of the products we offers in sufficient quantities;

●	maintain the efficiency, reliability and security of our delivery and customer services systems;

●	maintain or improve buyer satisfaction with our after-sale services;

●	enhance brand awareness through marketing and brand promotion activities;

●	maintain positive relationships with our suppliers, marketplace merchants, individual sellers and other service providers.

●	preserve our reputation and goodwill in the event of any negative publicity involving our product authenticity and quality, customer service, or other issues affecting products we sell;

Any public perception (i) that counterfeit watches or unauthorized or stolen watches are sold by us, (ii) that we, or our third-party service providers, do not provide satisfactory customer service or (iii) that we infringe upon any brand owners’ intellectual property rights could damage our reputation, diminish our brand value, undermine our credibility and adversely impact our business. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our brand, products and services, we may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected. We cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the personnel for any damages suffered if the court does not rule in our favor based on its interpretation of the facts of such claims and we are found to be at fault.

Our business depends to a significant extent upon general economic conditions, consumer demand, preferences and discretionary spending patterns, we may be adversely affected if our customers’ purchasing patterns change due to negative economic trends.

Since we primarily trade luxury watches, our target customers are high-end clients whose purchase patterns are sensitive to economic trends. Our business is significant exposed to the volatility of the general economic conditions and reductions in disposable income levels and discretionary consumer spending. Consumers’ willingness to purchase luxury watches may fluctuate as a result of changes in national, regional or global economic conditions, disposable income, discretionary spending, lifestyle choices, public perception of life style, publicity and image of the watch we trade. Future economic conditions such as employment levels, business conditions, housing, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. The demand for luxury watches may be adversely affected from time to time by economic downturns.

During economic downturns, high-end customers may become more cautious with their discretionary spending, opting to delay or reduce purchases of luxury items, including watches. This shift in consumer behavior could result in decreased demand for our products, negatively impacting our sales and revenue. Prolonged economic instability could further exacerbate this trend, challenging our ability to maintain our market presence and profitability. If the weak economy continues for a prolonged period of time or worsens, the consumers may choose to spend discretionary money less frequently which could result in a decline in consumers’ purchases of luxury items, consequently, the businesses of our customers. If our customers’ sales decrease, our profitability could decline. Moreover, if the negative economic conditions persist for an extended period of time, consumers might ultimately make long-lasting changes to their discretionary spending behavior, including their spending on watches. Accordingly, adverse changes to consumer preferences or consumer discretionary spending, each of which could be affected by many different factors which are out of our control, could harm our business, financial condition or results of operations. Our continued success will depend in part upon our ability to anticipate, identify and respond to changing economic and other conditions and the impact that they may have on discretionary consumer spending. If we fail to successfully adapt our business strategy, brand image and product portfolio to changes in market trends or shifts in consumer preferences and spending patterns, our business, financial conditions and results of operations may be materially and adversely affected.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

Acts of God, acts of war, epidemics and other disasters could materially and adversely affect our business.

Our business is subject to the general and social conditions in Hong Kong and other jurisdictions in or to which the watches we are trading are made, distributed or bought. Natural disasters, epidemics, acts of God and other disasters that are beyond our control could adversely affect the economy, infrastructure and livelihood of the people of such jurisdictions. Our business, results of operations and financial conditions could be adversely affected if these natural disasters occur. Moreover, political unrest, wars and terrorist attacks may cause damage or disruption to us, our employees, suppliers or customers, any of which could adversely affect our business, results of operations, financial conditions or share price. Potential war or threat of terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. We cannot control the occurrence of these catastrophic events and our business operations will at the times be subject to the risks of these uncertainties.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza, Ebola virus and the COVID-19 outbreak in Hong Kong, the PRC and other jurisdictions may materially and adversely affect our business, financial conditions and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business. We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, or the measures taken by the government of different countries in response to such contagious diseases will not seriously disrupt our operations or those of our customers or suppliers, which may materially and adversely affect our business, financial conditions and results of operations.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations, such as the Data Protection Act (As Revised) of the Cayman Islands, apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial conditions, and results of operations.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

Our success is, to a large extent, attributable to our executive director’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our products, and overall management of our operations. In addition, our sales team has contributed significantly to our past success. Their sensitivity to the trends of watch trading industry is essential to our business. Further, our team of executive officers and sales possess extensive industry contacts and knowledge and are familiar with our business operations and have established good relationships with our customers.

Our success and growth therefore depend on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our executive officers, sales team, or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of the IPO, we were a private company mainly operating our businesses in Hong Kong. As a result of the IIPO, our Company became subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has limited experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal control over financial reporting. Prior to the initial public filing, we were a group of private companies with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.  However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial for the above mentioned periods.  As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material weaknesses that have been identified are summarized as the followings: (1) our lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (2) our lack of an internal audit function to establish formal risk assessment process and internal control framework; and (3) our lack of proper IT control environment and the deficiencies identified in control areas including Logical Assess Management, Change Management, IT operation as well as Cyber Security Management.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) recruiting additional full-time employees and external consultants with extensive knowledge of U.S. GAAP within our finance and accounting department; (ii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iii) continuously developing and enhancing our internal audit function for the financial reporting matters; and (iv) strengthening our IT control environment and procedures by engaging third party expertise in introducing and implementing the required changes to the overall IT environment and required upgrades to our systems. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Pursuant to the JOBS Act, we qualify as an “emerging growth company” as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the NASDAQ listing rules.

We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

We may be subject to litigation, disputes or claims of various types brought by our competitors, suppliers, customers, employees, business partners, lenders or other third parties. We cannot assure you that we will not be subject to disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business.

Should any future claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits, legal proceedings can be time-consuming and costly, and may divert our management’s attention away from our business operation, thereby adversely affecting our business operation and financial position. Legal proceedings which result in unfavorable judgment against us may cause financial losses and damages to our reputation, thereby materially and adversely affecting our business, financial position, results of operations and prospect.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	non-employee driver attrition;

●	unexpected liabilities; and

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund our operations and maintain our growth or expand our business beyond the scale permitted by the net proceeds from the initial public offering, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient amount of security or pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

Risks Relating to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

We have no operations in Mainland China. Our Operating Subsidiary are located and operate their business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of the PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiary were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives of the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiary are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong.

The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to the outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law (PIPL)”, which became effective on November 1, 2021. The PIPL stipulates the rules for cross-border provision of personal information and applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure (the “Operator”),” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively to be referred as the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing.

Where a company whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be Mainland China individuals, in connection with our business and operations and for “Know Your Customers” purposes. The Measures for Cybersecurity Review (2021), PRC Data Security Law, the PIPL, and the Draft Overseas Listing Regulations currently does not have an impact on our business, operations, nor do we or our Hong Kong subsidiaries are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiaries’ operations and our Offering, as our Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiaries were incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PIPL, the Draft Overseas Listing Regulations and the Trial Administrative Measures do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one million users and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong, and we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this annual report, neither of our Operating Subsidiary has been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we have not been notified by any authorities of being classified as an Operator. Therefore, based on the PRC laws and regulations effective as of the date of this annual report and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor our Operating Subsidiary in Hong Kong are currently required to obtain any permission or approval from any PRC government authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. As of the date of this annual report, neither we nor our Operating Subsidiary have ever applied for any such permission or approval.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Ordinary Shares on the U.S. or other foreign exchanges.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, as the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC or CSRC nor any other PRC authorities required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’ operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Regulation”.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses, like us, whose operations are entirely in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997.

This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign companies, investment, or financial institutions and any third parties or customers dealing with any foreign entities that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Political risks, including the potential imposition of tariffs, could have an adverse impact on our business operations in Hong Kong.

All of our operations are in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, the PRC and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Tariffs restrictions imposed by the United States on Mainland China exports intensified since 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Since February 2025, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from China, and the Chinese government has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S.  In April 2025, President Trump announced that the United States would impose additional tariffs on most countries, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have materially and negatively impact on the economies of not only the two countries concerned, but the global economy as a whole.

Our vendors are located worldwide/ The current trade tensions between United States and China, and other political events, international trade disputes, could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our vendors, and our other partners. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on our profit margin, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on trade markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Relating to Our Corporate Structure

Our corporate actions are substantially controlled by Mr. Kwan, NGAI, through his beneficial ownership of Pride River, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Pride River Limited, our Controlling Shareholder, beneficially owns 58.1% of our total issued and outstanding Ordinary Shares, representing 58.1% of the total voting power. Accordingly, Pride River has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. Mr. Kwan, NGAI (the Director and Chief Executive Officer) owns 100% of the equity interest of Pride River. Mr. Ngai is the beneficial owner of all Ordinary Shares held by Pride River.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Ordinary Shares in . Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to rely on the “controlled company” exemptions under the Nasdaq listing rules. As a result, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. As a controlled company you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our current corporate structure involves unique risks to investors.

Top Win International Limited, or Top Win, is a holding company incorporated in Cayman Islands. As a holding company with no material operations, Top Win conducts all its operations through its operating entities Top Win International Trading Limited incorporated in Hong Kong. Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiary, but rather purchasing equity solely of Top Win, the Cayman Islands holding company. This structure involves unique risks to the investors, and the PRC regulatory authorities, through Hong Kong Government, could disallow this structure, which would likely result in a material change in Top Win’s operations and/or a material change in the value of the securities Top Win is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless.

All of our operations are conducted by the Operating Subsidiary in Hong Kong. We do not have any operation or maintain office or personnel in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. We are subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, having all of its operations to date in Hong Kong and having some customers who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or the Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Top Win is a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Top Win and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Top Win and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Top Win, and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, except for Mr. Shuo, CHEN, who is a United States resident, all of our other executive officers, directors and senior management are located in Hong Kong and the nationals and residents of Hong Kong, and substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if the shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands may render the investors unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

According to Hong Kong law, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Risks Relating to our Ordinary Shares

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in Manhattan, New York and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and as of the date of this annual report, our auditor is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Ordinary Shares, which could materially impair the market for and market price of our Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other health and wellness services provider or pain management services providers;

●	changes in the political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares trades.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with several recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We incurred increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

After the IPO, we became a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

These rules and regulations has increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we also incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, as well as projections as to the market price of our Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Top Win International Limited (“Top Win”), was incorporated as a Cayman Islands exempted company with limited liability on June 27, 2024 under the laws of the Cayman Islands. As of the date of this annual report, Top Win is authorized to issue a maximum of 100,000,000 Ordinary Shares of par value US$0.0005 each, of which 24,864,000 Ordinary Shares are issued and outstanding. The Ordinary Shares offered in this annual report are those of Top Win International Limited.

Top Win International Limited is a holding company and is not actively engaged in any business, and it conducts operations through the Operating Subsidiary, namely Top Win International Trading Limited (“Top Win Hong Kong”) incorporated under the laws of Hong Kong, on June 15, 2001. Top Win Hong Kong is our operating entity and is indirectly wholly-owned by Top Win through Grand Moon International Limited, an intermediate holding company.

Grand Moon International Limited (“Grand Moon”) was incorporated on June 4, 2024 under the laws of the British Virgin Islands. Grand Moon is wholly owned by Top Win, as the intermediate holding company and not actively engaging in any business.

On July 25, 2024, the Company completed the reorganization through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for Grand Moon and Top Win Hong Kong.

Immediately before the reorganization, Top Win Hong Kong was wholly owned and controlled by Mr. Hon, SIT and functioned as the sole operational entity. Top Win was established by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On the same day of its incorporation, 100% ownership of Top Win was transferred from the registered agent to Pride River, which at the time was 100% owned by Mr. Sit Hon.

Grand Moon was established by a registered agent in the B.V.I. On July 9, 2024, 100% ownership of Grand Moon, was acquired by Top Win. Subsequently on July 25, 2024, Grand Moon acquired 10,000 shares of Top Win Hong Kong from Mr. Sit Hon, representing the entire issued share capital of Top Win Hong Kong at the time, for a consideration of HK$10,000, thereby completing the reorganization.

On September 16, 2024, the board of directors of Top Win resolved and approved to issued 550 Ordinary Shares with a par value of US$1.00 to Kelven, WONG and Ming Yuk, NGAI, at a consideration of US$1,000,000, respectively.

On October 29, 2024, Mr. Hon, SIT transferred 10,000 Ordinary Shares of Pride River Limited to Mr. Kwan, NGAI, for a consideration of US$10,000,000.

On October 29, 2024, the board of directors of Top Win resolved and approved: (1) to transfer 555 Ordinary Shares from Pride River Limited to Seng Kar Men, at a consideration of US$1,000,000; and (2) to transfer 555 Ordinary Shares from Pride River Limited to Shi Dongqin, at a consideration of US$1,000,000; and (3) to transfer 555 Ordinary Shares from Pride River Limited to Kon Teck Tien, at a consideration of US$1,000,000; and (4) to transfer 555 Ordinary Shares from Pride River Limited to Yang Shengguang, at a consideration of US$1,000,000; and (5) to transfer 555 Ordinary Shares from Pride River Limited to HELPIZO Holdings Inc., at a consideration of US$1,000,000.

On November 20, 2024, Top Win executed a shareholder resolution to (1) approve and adopt amended and restated memorandum and articles of association which dated November 20, 2024; and (2) change the par value of the Ordinary Shares from US$1.00 to $0.0005, a 2,000 for 1 share subdivision (“Share Subdivision”). Pursuant to such resolution, the authorized share capital of Top Win International Limited was US$50,000 divided into 100,000,000 Ordinary Shares with a nominal or par value of US$0.0005 each, in accordance with section 13 of the Cayman Islands Companies Act.

Corporate Structure

The chart below summarizes our corporate structure as of the date of this annual report:

Transfers of Cash to and from Our Subsidiaries

Initial Public Offering

On December 5, 2023, the Company closed its initial public offering of 2,664,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share on the National Association of Securities Dealers Automated Quotations (“Nasdaq”). The gross proceeds received from the initial public offering totaled US$10.7 million. The Company’s Ordinary Shares began trading on April 2, 2025 on the Nasdaq Capital Market under the ticker symbol “TOPW.”

Together with Company’s initial public offering, Ming Yuk, NGAI, and Kelven, WONG, the existing shareholders of the Company, have registered the resale of up to 1,300,000 Ordinary Share pursuant to the registration statement on Form F-1 initially filed by the Company with the SEC on November 25, 2024 (File No. 333-283448), which was declared effective on March 27, 2025. Of which, Ming Yuk, NGAI offered to sell 650,000 Ordinary Shares, Kelven, WONG offered to sell 650,000 Ordinary Shares.

As of the date of the annual report, 24,864,000 Ordinary Shares were issued and outstanding.

Change of Directors

On April 24, 2025, the Board of Directors and Nominating Committee of the Company approved and confirmed the resignment of Ziyu ZHANG as a director and Chair of Audit Committee of the Company. Mr. ZHANG is resigning for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter.

On April 24, 2025, the Board of Directors and Nominating Committee of the Company approved and confirmed the appointment of Jung Hui YEN as a director and Chair of Audit Committee of the Company.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Corporate Information

Our principal executive office is located at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The telephone number of our principal executive office is +852 2815 7988. Our registered office and our registered agent’s office in the Cayman Islands are both located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our websites are https://topw.com.hk/. The information contained on our website is not a part of this annual report.

4B. Business Overview

Our Products

Through our Operating Subsidiary in Hong Kong, Top Win International Trading Limited, we are a wholesaler engaged in trading, distribution, and retail of luxury watches of international brands.

As the purveyor of fine watches, we source luxury products directly or indirectly from authorized dealers, distributors, and brand owners, located in Europe, Japan, Singapore, and other locations, and sell them to our customers, comprising independent watch dealers, watch distributors, and retail buyers within the watch industry. Our strategic location in Hong Kong positions us advantageously within the Asia-Pacific luxury market. This region has seen significant growth in demand for luxury goods, driven by rising disposable incomes and a growing appreciation for high-quality, branded products. We currently offer a selection of over 30 internationally renowned watch brands, including Blancpain, Breguet, Cartier, Chopard, Hermes, IWC, Jaeger, Rolex, Omega, and Longines. We primarily trade watches within the price range of $1,900 to $7,500 with our target customers being middle to high-income earners. This sector has been a significant contributor to our sales, accounting for 50.7%, 83.4% and 80.2% of our total sales in 2024, 2023 and 2022, respectively. Notably, Omega watches have been a major driver of our sales revenue, comprising 49.5% of our total sales revenue in 2024, 81.1% of our total sales revenue in 2023 and 78.2% in 2022.

Our revenue was 17.6 million, $18.8 million and $14.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. We recorded net loss of $42,219 for the year ended December 2024, and net income of $0.2 million and $71,990 for the years ended December 31, 2023 and 2022, respectively. We pride ourselves on operational excellence, which is reflected in our streamlined logistics and distribution processes. Our commitment to maintaining high standards of service and product quality has earned us a reputation for reliability and trustworthiness among our customers and business partners. Our growth strategy includes strengthening our brand recognition and reputation in existing markets, increasing our market presence through expansion into new geographical customers, diversifying our supply network, broadening our product range to include additional luxury brands and other categories, and creating new income streams.

Our Business Operation

The following table sets out some of the international brands featured in our stores

Omega	Patek Philippe
Cartier	Blancpain
Rolex	Casio
Longines	Breguet
Audermars Piguet	Hublot

Through our sales network in Hong Kong, the PRC and Southeast Asia, the Company offers over 30 brands of luxury watch products. The company primarily trades watches within the price range of $1,900 to $7,500. This sector has been a significant contributor to our sales, accounting for 50.7%, 83.4% and 80.2% of our total sales in 2024, 2023 and 2022, respectively.

Luxury watches

As of the date of the annual report, we sell a broad portfolio of watches from over 30 international luxury brands on a non-exclusive basis, including Blancpain, Breguet, Cartier, Chopard, Hermes, IWC, Jaeger, Rolex, Omega, and Longines. The selling prices of the most watches we trade are ranging from $1,900 to $7500.

The following table shows a breakdown of the company’s revenue the approximate percentage thereof in relation to the total revenue in respect of watches sold by the company for the three years ended December 31, 2024, 2023 and 2022.

	As of December 31, 2024 (US$)		As of December 31, 2023 (US$)		As of December 31, 2022 (US$)
Omega	$8,720,733.53	49.5%	$15,593,916.40	81.1%	$11,122,254.50	78.2%
Patel Philippe	$4,016,083.56	22.8%	-	-	-	-
Rolex	$2,184,500.83	12.4%	$666,228.77	3.5%	$585,894.34	4.1%
Cartier	$595,324.62	3.4%	$747,104.31	3.9%	$203,388.09	1.4%
Richard Mille	$556,196.33	3.2%	-	-	-	-
Longines	$532,269.77	3%	$436,964.86	2.3%	$890,277.04	6.3%
Audemars Piguet	$401,768.55	2.3%	$348,642.51	1.8%	-	-
Blancpain	$189,468.01	1.1%	$232,190.89	1.2%	$251,948.86	1.8%
Breguet	$151,294.12	0.9%	$497,010.83	2.6%	-	-
Vacheron Constantin	$133,922.85	0.8%	-	-	-	-
Piaget	-	-	-	-	$551,387.24	3.9%
Mido	-	-	-	-	$270,383.31	1.9%
Hublot	-	-	-	-	$57,426.05	0.4%
Tissot	-	-	-	-	$53,540.21	0.4%
Patek Philippe	-	-	$346,397.47	1.8%	$48,536.25	0.3%
Casio	-	-	$112,545.91	0.6%	-	-
Hublot	-	-	$73,345.34	0.4%	-	-

We source luxury watches worldwide, directly authorized watcher dealers, and independent watch suppliers. Over the years, we have built stable procurement routes through consistent and reliable partnerships. We maintain close relationships with a diverse array of suppliers who provide us with daily updates on their product offerings.

As a normal market practice, we do not enter into any long-term agreement with our suppliers. We purchase from these suppliers on an order-by-order basis, from time to time based on the inventory level, customer’s demand and request, and anticipated future demand by the management. This flexible approach enables us to select suppliers based on competitive pricing, ensuring that we consistently procure high-quality timepieces at the best possible prices for our customers.

Our order management is driven by our deep understanding and sensitivity to market trends rather than solely by customer requests. This proactive approach enables us to maintain a stable inventory level. Customers place their orders through our internal platform. Upon mutual confirmation of the orders, we efficiently process and ship the products to our customers. This system ensures streamlined operations and reliable product availability.

Sales and Marketing

We maintain close relationships with a diverse array of suppliers who provide us with daily or weekly updates on their luxury watch offerings. Our sales and marketing team would compare prices, monitor currency rates, and select the most reliable suppliers offering the best prices. The sales team takes the initiative to visit our upstream and downstream partners regularly to gain a comprehensive understanding of what matters most to them. By maintaining close relationships and staying attuned to customer needs, Top Win operates with a high level of efficiency and effectiveness.

As a wholesaler of luxury watches of established brands, we generally leverage the marketing efforts of the brand owners in promoting the brands and focus on spreading in-depth knowledge and enhancing the perception of the specific products we sell. We accomplish these objectives through target exposure of the products, in-person customer visits, and other sales and promotional events.

Our goal and practice have been to formulate effective and tailored marketing strategies that reflect the characteristics of the products being sold and the preferences of our target customers. Depending on our arrangements with our suppliers and the status of a particular product in the market, we may conduct more focused and intensive advertising and promotional activities as necessary.

Additionally, our sales team regularly visits or meets with our customers to educate them about our products. These activities help to cultivate customers’ in-depth knowledge and discerning taste, which we believe is especially important for luxury items sales. These activities enhance our reputation, generate goodwill and loyalty, and further solidify our overall relationship with our customers. We believe that our high-quality sales staff services result in strong word-of-mouth referrals and positive customer reviews, which increase our market recognition. Through word-of-mouth referrals from our existing customers and business contacts, the customers often refer us to their customer network or return to us for their other luxury accessories or other related needs.

Customers and Suppliers

Customers

Our customers primarily consist mainly of business-to-business (B2B) customers, including distributors, independent watch dealers, and retail sellers. Currently, we have strategically focused on business-to-business sales, which would allow us access to our customers’ sales network and consumer base and help us maximize the reach of our sales swiftly and effectively. We have a physical showroom in Hong Kong, which also caters to retail customers.

No written long-term agreements were entered into with any of the business-to-business (B2B) customers. Because of the longstanding and well-established relationship with its watch dealers, we have not imposed any requirement for a minimum quantity of sales to be achieved by any of its watch dealers. All of our sales in Hong Kong are outright sales whereby titles of goods will pass to independent watch dealers upon the delivery of watches to them.

The following table sets forth information as to each customer that accounted for 10% or more of the sale of the company for the fiscal years ended December 31, 2024, 2023 and 2022. All of which are other independent watch dealers.

For the year ended December 31, 2024, there were two customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 33% of our total revenue for the year.

	For the year ended December 31, 2024
Customers	Amount	%
Customer A	$2,939,902	17%
Customer B	$2,821,634	16%
Total	$5,761,536	33%

For the year ended December 31, 2023, there were three customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 40% of our total revenue for the year.

	For the year ended December 31, 2023
Customers	Amount	%
Customer C	$3,397,499	18%
Customer D	$2,091,907	11%
Customer E	$2,004,975	11%
Total	$7,494,381	40%

For the year ended December 31, 2022, there were one customer each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 11% of our total revenue for the year.

	For the year ended December 31, 2022
Customers	Amount	%
Customer E	$1,554,473	11%

Although our sales were highly concentrated on our major customers in the fiscal years 2022 and 2023, we did not rely on sales to any single customer. However, the loss of one or more of these clients or a significant reduction in the volume of their purchases, could materially and adversely affect our business and financial performance in the short term. Historically, we have been able to retain a longstanding and well-established relationship with our customers. While we are confident in our ability to continue attracting new customers and adapting to evolving market conditions, any inability to retain or replace key customers could have a material adverse effect on our business, results of operations, and financial condition.

Major Suppliers

We procure the luxury watches we sell from the market ad hoc based on our business objectives and the prevailing market conditions. As such, we generally do not have formal long-term supply arrangements with suppliers of the watches.

Additionally, buying the right products at the right time, such as products with a great potential for value appreciation, is akin to investing. Decisions on the timing and choice of inventory procurement require a significant level of judgment based on industry expertise and insights into the relevant market conditions and other industry factors, which is crucial to the survival and success of luxury watch traders. Top Win has been in the business of importing and selling luxury watches in Hong Kong for 23 years. With our long operating history, established track record, and reputation in the business, we have not experienced significant difficulties in procuring watches globally in accordance with our operational objectives and budgets. Through the volume of products, we purchased over the years, we have established stable relationships with our major suppliers. The value of our purchase from these supplies accounted for a significant portion of our total purchase.

Our commitment to fostering strong supplier relationships is a cornerstone of our business strategy, ensuring our continued success and growth. As part of our commitment to maintaining strong supplier relationships, we regularly visit our suppliers. For new suppliers, we conduct on-site visits to familiarize ourselves with their operations and perform thorough inspections of their products. As our relationships with these suppliers become more stable and mature, and trust is established, we continue to visit them once or twice a year to maintain our relationships. By working closely with our suppliers, we can negotiate favorable terms, such as better pricing, and exclusive access to high-demand or niche products, ensuring a steady supply of the items that our customers demand.

We consider our major suppliers to be those suppliers that account for more than 10% of our overall purchases. As we procure our products from the market ad hoc based on our business objectives and the prevailing market conditions, we do not normally have long-term supply contracts with our suppliers, including our major suppliers.

As of December 31, 2024, we had three major vendors, who accounted for more than 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	For the year ended December 31, 2024
Vendors	Amount	%
Vendor A	$4,126,222	25%
Vendor B	$3,017,415	18%
Vendor C	$1,713,443	10%
Total	$8,857,080	53%

As of December 31, 2023, we had two major vendors, who accounted for more than 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	For the year ended December 31, 2023
Vendors	Amount	%
Vendor A	$10,529,156	64%
Vendor B	$2,317,936	14%
Total	$12,847,092	78%

We had one major vendor for the year ended December 31, 2022, whose purchase accounted for an aggregate of 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	For the year ended December 31, 2022
Vendors	Amount	%
Vendor A	$9,320,383	65%

Although our supply was highly concentrated on our major vendors in the fiscal years 2024, 2023 and 2022, we did not rely on any single vendor. While we receive numerous offers daily from authorized dealers, distributors, and brand owners worldwide, and while these offers may be comparable to those from our existing vendors, the specific terms would need to be renegotiated if we want to engage with new vendors. Although identifying alternative vendors will not pose a significant challenge, losing one or more key vendors could lead to short-term difficulties, such as negotiating favorable terms or pricing with new suppliers. We believe that over the long term, we will be able to find alternative vendors without significant disruption to our operations.

Seasonality

Our sales follow the traditional seasonal shopping patterns in Hong Kong. A high proportion of our sales is typically recorded around the National holidays and summertime because of a concentration of promotional sales and other promotional events in the period surrounding these dates. As a result, our revenue is usually higher in the second quarter of the year.

Intellectual Property

As of the date of this annual report, we are currently in the process of registering the following trademarks in Hong Kong:

Country	Trademarks	Status	Applicant	Trademark Number	Classes	Filing Date
Hong Kong		Application Pending	Top Win International Trading Limited	306620599	35	July 24, 2024

Properties

As of the date of this annual report, we entered into the following lease agreement:

Location	Term of Lease	Usage
33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong	January 1, 2024 to December 31, 2024 January 1, 2025 to December 31, 2025	Office/ Showroom

We do not own any property.

Insurance

We have taken out insurance for, among other things, the inventories which are the major assets of our business as well as the merchandise for sale in our head office and display room in Hong Kong, including insurance for the stock against robbery, burglary, shop lifting, fire, flooding, and malicious damage, and the insurance for the local transit of stocks within Hong Kong. We maintain employees’ compensation insurance for our employees at our office, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the years ended December 31, 2024, 2023 and 2022 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Regulations

Hong Kong Regulations

As we conduct business in Hong Kong through our wholly-owned subsidiary Top Win International Trading Limited, our business operation is subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Dealings in Precious Metals and Stones

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (“AMLO”) (Chapter 615 of the Laws of Hong Kong), among other things, provides the regulation of dealings in precious metals and stones and the registration of dealers in precious metals and stones.

To enhance the regulatory regime for combating money laundering and terrorist financing (“ML/TF”) in fulfilment of Hong Kong’s obligations under the Financial Action Task Force (“FATF”), the AMLO has been amended to introduce a registration regime for dealers in precious metals and stones for commencement on 1 April 2023. The Customs and Excise Department would take charge of the regime to enforce the registration requirements and supervise the anti-money laundering and counter-terrorist financing (“AML/CTF”) conduct of registrants.

There are two categories of registration with the Commissioner of Customs and Excise:

(1)	Any dealer who intends to engage in non-cash transaction(s) with total value at or above HKD120,000 in the course of business is required to register as a Category A registrant; and

(2)	Any dealer who is seeking to engage in cash transactions with total value at or above HKD120,000 and non-cash transactions with total value at or above HKD120,000 (“Specified Cash Transaction”) in the course of business is required to register as a Category B registrant.

A Category A registrant is not allowed to conduct any Specified Cash Transaction and is not required by any local laws or regulations to identify and verify the identities of its cash-settling customers whereas a Category B registrant is subject to AML/CTF supervision.

To facilitate existing dealers migration to the aforesaid registration regime, precious metals and stones dealers who have been in operation before commencement of the aforesaid registration regime are allowed to apply for registration within 9 months (“Relevant Period”) after commencement of the aforesaid registration regime (i.e. from 1 April to 31 December 2023). Any person, who would like to start up a precious metals and stones business after commencement of the Regime and plan to carry out specified transactions and/or specified cash transactions, is required to register before carrying out any specified transactions and/or specified cash transactions.

After the Relevant Period, any existing dealer that continues to deal with precious metals and stones in cash and/or non-cash transactions that exceed HKD120,000 annually without properly registration under the aforesaid registration regime will be liable on conviction to a maximum fine of HK$100,000 and imprisonment for six months.

As of the date of this annual report, our Hong Kong Operating Subsidiary has been registered as a Category B Registrant with a valid certificate of registration.

Hong Kong Laws and Regulations relating to Protection of Personal Data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Trade Description

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”) aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Sales of Goods

Pursuant to the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”) in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong Laws and Regulations relating to Exemption Clauses in a Contract

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”) aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Hong Kong Laws and Regulations relating to Intellectual Properties Rights

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”) provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark.

The Patents Ordinance (Chapter 514 of the Laws of Hong Kong) provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment)Ordinance 2016, which came into full effect in Hong Kong on 19 December 2019 provide a new framework for a new patent system — an “original grant patent” system, running in parallel with the “re-registration” system.

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”) provides comprehensive protection for recognized categories of work including artistic work. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Hong Kong Laws and Regulations relating to Competition

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”) all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”) an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from 1 May 2023, the statutory minimum hourly wage rate is HK$40. Failure to comply with MWO constitutes an offence under EO.

4C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Grand Moon International Limited	British Virgin Islands	June 4, 2024
Top Win International Trading Limited	Hong Kong SAR	June 15, 2001

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

4D. Property, Plants and Equipment

Properties

As of the date of this annual report, we entered into the following lease agreement:

Location	Term of Lease	Usage
33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong	January 1, 2024 to December 31, 2024 January 1, 2025 to December 31, 2025	Office/ Showroom

We do not own any property.

Intellectual Property

As of the date of this annual report, we are currently in the process of registering the following trademarks in Hong Kong:

Country	Trademarks	Status	Applicant	Trademark Number	Classes	Filing Date
Hong Kong		Application Pending	Top Win International Trading Limited	306620599	35	July 24, 2024

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should carefully read the “Item 3. Key Information—D. Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a well-established company based in Hong Kong, primarily engaged in trading of luxury watches. We purchase the watches from distributors located in Europe, Japan, Singapore, and other locations and sell to our customers in Hong Kong. Our customer base mainly comprises distributors and retail sellers within the watch industry. We offer a diverse selection of watch brands, spanning from affordable sports watches to premium international luxury watches.

Our revenue were US$17.6 million, US$18.8 million and US$14.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. We recorded net loss of US$42,219 for the year ended December 31, 2024 and net income of US$0.2 million and US$71,990 for the year ended December 31, 2023 and 2022, respectively. Our growth strategy includes strengthening our market share in existing markets, increasing our market presence through expansion into new geographical customers, diversifying our supply network, broadening our product range to include additional luxury brands and other categories, and creating new income streams.

Factors Affecting Our Results of Operations

The watches trading business is influenced by various factors, including global economic growth, customer consumption patterns, exchange rate fluctuations, and advancements in international logistics and transportation. Our profits are mainly determined by several key factors, including annual sales, gross profit margin, operating cost structure and financing expenses.

Our results of operations have been affected in the periods under review, and are expected to continue to be affected, by the following factors relating to our operations:

Customer base and customer mix

Our business growth is heavily reliant on our ability to maintain strong relationships with existing customers while attracting new ones. Our current customer base primarily consists of distributors and retail sellers in the watch industry, with all our products delivered locally in Hong Kong. The luxury watch trading market is highly competitive, with numerous players vying for market share. We face competition from other luxury watch traders, both locally and internationally. Our ability to differentiate ourselves through superior customer service, exclusive product offerings, and competitive pricing is essential to maintaining and growing our market position.

Supplier Relations and Cost of Goods Sold

The cost of acquiring luxury watches from suppliers represents a significant component of our overall cost structure. This expense is critical because it directly influences our cost of goods sold, which in turn affects our gross profit margins. To manage this effectively, we depend on maintaining strong and positive relationships with our suppliers. These relationships enable us to negotiate favorable terms, such as better pricing, extended payment terms, and exclusive access to high-quality products, ensuring a steady supply of the luxury watches that our customers demand. Any disruption in these relationships or unfavorable changes in supplier terms could adversely affect our cost of goods sold and, consequently, our gross profit margins.

Maintenance of Key Personnel

Our success is heavily reliant on the skills, experience, and efforts of our key personnel. The expertise and dedication of our team members are fundamental to driving our business forward, ensuring operational efficiency, and maintaining the high standards our customers expect. The ability to recruit top talent ensures that we can continuously innovate and adapt to changing market conditions. Furthermore, retaining these individuals is essential for maintaining continuity, preserving institutional knowledge, and fostering a stable work environment. This focus on human capital not only supports the execution of our business strategy but also underpins our long-term success and sustainability in the competitive luxury watch market. Attracting and retaining skilled personnel will be critical to executing our business strategy effectively.

Fluctuations in interest rates

We have funded our operations primarily through financing from banks, our major shareholder, and cash flow from operating activities. As our business continues to expand, we anticipate that additional bank borrowings may be required. The financing costs associated with these bank borrowings have accounted for a significant portion of our total expenses, thus being a key factor impacting our net income. Therefore, any changes in interest rates may significantly impact our results of operations.

Fluctuations in exchange rates

Our operating activities are mainly transacted in Hong Kong Dollars, which is also our functional currency. Foreign exchange risk arises from our watch purchases. We buy watches from distributors located in Europe, Japan, Singapore, and other locations in foreign currencies, and sell them to our customers in Hong Kong Dollars. Any fluctuation in exchange rates may result in higher costs of purchases and adversely impact our results of operations.

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since 7 October 2023. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East.

Key Components of Results of Operations

Revenue

We only have one principal revenue stream, which is the trading of luxury watches. Our revenue represents proceeds from trading luxury watches, which are priced at a fixed amount per quantity sold in each transaction. When selling watches to our customers, sales income is recognized at a point in time upon the physical delivery of the watches to the customers. The price offered to customers varies and is influenced by the type of customer, quantity transacted, and the brand and model of the watches. For the years ended December 31, 2024, 2023 and 2022, our total revenue was US$17.6 million, US$18.8 million and US$14.2 million, respectively.

Cost of revenue

Cost of revenue mainly represents cost of luxury watches sold to the customers and other incremental costs, such as the associated delivery charges we incurred directly in relation to the sales. For the years ended December 31, 2024, 2023 and 2022, cost of revenue represented approximately 92.0%, 92.7% and 91.1% of our revenue, respectively.

We buy watches from vendors located in Europe, Japan, Singapore, and other locations. The following table sets forth a breakdown of our purchases from vendors by country for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
Hong Kong	86.6%	31.2%	11.9%
Switzerland	7.3%	2.6%	9.8%
Singapore	4.3%	64.5%	64.9%
Colombia	1.0%	—%	—
Italy	0.8%	0.7%	1.9%
France	—%	0.9%	7.4%
Japan	—%	0.1%	3.7%
United Kingdom	—	—	0.4
	100%	100%	100%

Operating expenses

Selling and marketing expenses

Selling and marketing expenses include (i) salaries and contributions to retirement benefit schemes for our sales and marketing employees; (ii) warehouse and storage expense; (iii) gift and promotion expense; (iv) advertisement expense; and (v) commission expense. Selling and marketing expenses accounted for 0.3%, 0.9% and 1.6% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses mainly comprise (i) salaries and contributions to retirement benefit schemes for our administration and operation employees; (ii) services fee for audit, company secretary, and other professional services; (iii) rental and related expenses for leasing of our office premises; (iv) insurance expenses; and (v) overseas and domestic business travelling expenses. General and administrative expenses accounted for 6.4%, 3.6% and 6.0% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Other expenses, net

The following table sets forth our expenses, net, both in absolute amount and as a percentage of total revenue, for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024		2023		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expenses)
Interest expense	(283,024)	1.6	(336,817)	1.8	53,793	16.0
Interest income	1,702	—	488	—	1,214	248.8
Other income, net	2,081	—	22,419	0.1	(20,338)	(90.7)
Total other expenses, net	(279,241)	1.6	(313,910)	1.7	34,669	11.0

	For the Years Ended December 31,
	2023		2022		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expenses)
Interest expense	(336,817)	1.8	(170,535)	1.2	(166,282)	(97.5)
Interest income	488	—	322	—	166	51.6
Other income, net	22,419	0.1	52,762	0.4	(30,343)	(57.5)
Total other expenses, net	(313,910)	1.7	(117,451)	0.8	(196,459)	(167.3)

Our interest expense primarily consists of interest payments incurred to banks on the revolving trade finance facility and installment loan facility. The interest rates for these loans are determined by adding a premium to a benchmark interest rate. Interest expense accounted for 1.6%, 1.8% and 1.2% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

There was other income of US$2,081 for the year ended December 31, 2024 compared to US$22,419 for the year ended December 31, 2023 and US$52,762 for the year ended December 31, 2022. The primary source of other income in 2022 was US$30,649 received from the Hong Kong Government under the Employee Support Scheme of the Anti-epidemic Fund. This income falls outside the scope of ASC 606. Other income for the year ended December 31, 2023 was mainly attributable to the change in cash surrender value of life insurance policies. Other income accounted for nil%, 0.1% and 0.4% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Income tax benefits (provision for income taxes)

We operated in Hong Kong and we are subjected to Hong Kong Profits Tax. Under the two-tiered profits tax rates regime, the first HK$2 million (approximately US$255,395) of a company’s assessable profits are charged at a lower profits tax rate of 8.25%, while assessable profits in excess of HK$2 million (approximately US$255,395) are charged at the profits tax rate of 16.5%. For the years ended December 31, 2024, 2023 and 2022, income tax accounted for nil%, 0.1% and nil% of our total revenue, respectively.

We did not have any significant unrecognized uncertain tax positions, and we did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2024, 2023 and 2022. Our major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment

Results of Operations

Comparison of Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024 and 2023 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended December 31,
	2024		2023		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	17,619,363	100.0	18,814,420	100.0	(1,195,057)	(6.4)
Cost of revenue	(16,202,583)	92.0	(17,442,190)	92.7	1,239,607	7.1
Gross profit	1,416,780	8.0	1,372,230	7.3	44,550	3.2

Operating expenses
Selling and marketing	(58,764)	0.3	(163,579)	0.9	104,815	64.1
General and administrative	(1,129,609)	6.4	(681,891)	3.6	(447,718)	(65.7)
Total operating expenses	(1,188,373)	6.7	(845,470)	4.5	(342,903)	(40.6)

Income from operations	228,407	1.3	526,760	2.8	(298,353)	(56.6)

Other income (expenses)
Interest expense	(283,024)	1.6	(336,817)	1.8	53,793	16.0
Interest income	1,702	—	488	—	1,214	248.8
Other income, net	2,081	—	22,419	0.1	(20,338)	(90.7)
Total other expenses, net	(279,241)	1.6	(313,910)	1.7	34,669	11.0

(Loss) income before income taxes	(50,834)	0.3	212,850	1.1	(263,684)	(123.9)
Income tax benefits (provision for Income taxes)	8,615	—	(16,123)	0.1	24,738	153.4
Net (loss) income	(42,219)	0.3	196,727	1.0	(238,946)	(121.5)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Total revenue decreased by 6.4% from US$18.8 million for the year ended December 31, 2023 to US$17.6 million for the year ended December 31, 2024.

We introduced several new watch models in 2023, with some of them being affordable sports watches, defined as those priced below US$128 per unit. These newly launched significantly contributed to the increase in the overall sales quantity. However, due to the relatively low unit price and gross profit margin of sports watches, we decided to cease their sales in July 2023.

For our regular watch brands, the slight decrease in revenue was primarily driven by a 44% reduction in sales volume, partially offset by a 69% increase in the average unit price of our products. The drop in sales volume corresponded with the overall trend in consumer spending on luxury watches in Hong Kong, which has been significantly impacted by broader economic challenges in China. These economic difficulties have led to a general reduction in consumer spending on luxury goods. According to data from the Hong Kong Census and Statistics Department, the quantity of retail sales of jewelry, watches, clocks, and valuable gifts in Hong Kong decreased by 16.3% during the year ended December 31, 2024, compared to the year ended December 31, 2023. This downturn caused our customers, primarily distributors and retail sellers, to become more cautious in maintaining their stock levels, resulting in significantly reduced purchases from us.

Conversely, the increase in the average unit price was largely due to a shift in our sales mix towards higher-end luxury watches during the current year, which helped to partially mitigate the impact of the lower sales volume on our overall revenue.

Cost of revenue

The cost of revenue decreased by approximately US$1.2 million, or 7.1%, from approximately US$17.4 million for the year ended December 31, 2023, to US$16.2 million for the year ended December 31, 2024. This decrease was mainly due to the reduction in watch sales.

Gross profit

Our gross profit increased by US$44,550 or 3.2%, from approximately US$1.3 million for the year ended December 31, 2023 to approximately US$1.4 million for the year ended December 31, 2024. The total gross profit margin for the year ended December 31, 2024, was approximately 8.0%, compared to approximately 7.3% for the year ended December 31, 2023.

For the year ended December 31, 2023, most of our watches were purchased from Europe and settled in Swiss Franc (“CHF”). The appreciation of CHF in 2023 led to higher costs of purchases. To better manage exchange rate fluctuation risk and reduce transportation costs, we increased our local purchases during the year ended December 31, 2024, thereby better controlling the cost of purchases. Additionally, for the year ended December 31, 2024, we sold off some long-aging inventories that had previously been written down to their net realizable value, further decreasing the cost of purchases for these watches. As a result, the gross profit ratio increased for the year ended December 31, 2024.

Operating expenses

Selling and marketing expenses decreased to US$58,764 for the year ended December 31, 2024, from US$163,579 for the year ended December 31, 2023. We rented a warehouse in 2023 to store watch boxes and packaging materials, incurring an expense of US$42,150 for the year ended December 31, 2023. However, in 2024, we chose not to renew the lease contract. Instead, we now store these items in our office to control costs and improve packing efficiency. The gift and promotion expenses were better controlled and reduced by US$38,672 in 2024 compared with 2023. Additionally, the staff expense decreased by US$21,640 in 2024 due to one staff in our sales department resigned in May 2024. As a result, our selling and marketing expenses decreased.

General and administrative expenses increased by US$0.4 million to US$1.1 million for the year ended December 31, 2024, compared to US$0.7 million for the year ended December 31, 2023. The increase was primarily due to an increase in audit expense paid to our US auditor of US$0.4 million.

Other expenses, net

Other expenses decreased by US$34,669 from US$313,910 for the year ended December 31, 2023 to US$279,241 for the year ended December 31, 2024. The decrease was mainly driven by a reduction in interest expenses. We had installment loan facility and trade financing loan facility from banks, with variable interest rates based on a benchmark interest rate plus a premium. The average balance of bank borrowings decreased from US$5.8 million for the year ended December 31, 2023 to US$5.5 million for the year ended December 31, 2024, which led to a decrease in interest expense by US$53,793.

(Loss) income before income taxes

We had a loss before income taxes of US$50,834 for the year ended December 31, 2024, compared to income before income taxes of US$0.2 million for the year ended December 31, 2023. The change in (loss) income before income taxes was primarily driven by a decrease in revenue and an increase in operating expenses due to higher professional service fees related to the audit of our US GAAP consolidated financial statements.

Income tax benefits (provision for income taxes)

Income tax benefits (provision for income taxes) changed from US$16,123 expenses for the year ended December 31, 2023 to US$8,615 benefits for the year ended December 31, 2024. The change largely corresponded with the change in (loss) income before income tax expense.

Net (loss) income

As a result of the foregoing factors, net (loss) income changed from net income US$0.2 million for the year ended December 31, 2023 to net loss US$42,219 for the year ended December 31, 2024.

Comparison of Fiscal Years Ended December 31, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023 and 2022 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended December 31,
	2023		2022		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	18,814,420	100.0	14,225,156	100.0	4,589,264	32.3

Cost of revenue	(17,442,190)	92.7	(12,962,555)	91.1	(4,479,635)	(34.6)

Gross profit	1,372,230	7.3	1,262,601	8.9	109,629	8.7

Operating expenses
Selling and marketing	(163,579)	0.9	(221,053)	1.6	57,474	26.0
General and administrative	(681,891)	3.6	(848,033)	6.0	166,142	19.6
Total operating expenses	(845,470)	4.5	(1,069,086)	7.6	223,616	20.9

Income from operations	526,760	2.8	193,515	1.3	333,245	172.2

Other income (expenses)

Interest expense	(336,817)	1.8	(170,535)	1.2	(166,282)	(97.5)
Interest income	488	—	322	—	166	51.6
Other income, net	22,419	0.1	52,762	0.4	(30,343)	(57.5)
Total other expenses, net	(313,910)	1.7	(117,451)	0.8	(196,459)	(167.3)

Income before income taxes	212,850	1.1	76,064	0.5	136,786	179.8
Provision for Income taxes	(16,123)	0.1	(4,074)	—	(12,049)	(295.8)
Net income	196,727	1.0	71,990	0.5	124,737	173.3

Revenue

Total revenue increased significantly by 32.3% from US$14.2 million for the year ended December 31, 2022 to US$18.8 million for the year ended December 31, 2023.

The number of watches sold increased by 5,317 from 7,294 for the year ended December 31, 2022 to 12,611 for the year ended December 31, 2023. The surge in sales volume for the year ended December 31, 2023 can be attributed primarily to the 5,195 additional units sold in the category of watches priced below US$128. We introduced several new watch models in 2023, with some of them being affordable sports watches. These newly launched watches gained immense popularity and significantly contributed to the increase in the overall sales. On the other hand, to the effect of the newly launch affordable sports watches, the average selling price of the watches decreased from US$1,950 for the year ended December 31, 2022 to US$1,492 for the year ended December 31, 2023.

Despite the decrease in the average selling price of the watches, the significant increase in the number of watches sold resulted in a US$4.6 million increase in revenue for the year ended December 31, 2023, compared to previous year.

Cost of revenue

The cost of revenue increased by approximately US$4.5 million, or 34.6%, from approximately US$13.0 million for the year ended December 31, 2022, to US$17.4 million for the year ended December 31, 2023. This increase was mainly attributable to the rise in sales of watches, which resulted in a higher cost of goods sold.

Gross profit

Our gross profit increased by approximately US$0.1 million or 8.7%, from approximately US$1.3 million for the year ended December 31, 2022 to approximately US$1.4 million for the year ended December 31, 2023. The total gross profit margin for the year ended December 31, 2023, was approximately 7.3%, compared to approximately 8.9% for the year ended December 31, 2022.

During the year ended December 31, 2022, the pandemic disrupted international logistics and restricted travel, making it inconvenient for customers to purchase watches from Europe or other foreign countries. We capitalized on our competitive advantage in the domestic market, allowing us to set higher selling prices and increase our gross profit margin during the period. During the year ended December 31, 2023, the economy and logistics rebounded after COVID-19 and competition intensified. In response, we adjusted our pricing strategy, lowering selling prices to maintain our customer base and capture a greater market share. In addition, for the years ended December 31, 2023 and 2022, most of our watches were purchased from Europe and settled in Swiss Franc (“CHF”). The appreciation of CHF in 2023 led to higher costs of purchases. Altogether, the gross profit ratio decreased for the year ended December 31, 2023.

Operating expenses

Selling and marketing expenses decreased to US$163,579 for the year ended December 31, 2023, from US$221,053 for the year ended December 31, 2022. We outsourced our packaging and warehouse management services in 2022. However, in 2023, we handled these tasks with our own staff, resulting in a more cost-efficient approach and a decrease in selling and marketing expenses.

General and administrative expenses decreased by US$0.2 million to US$0.7 million for the year ended December 31, 2023, compared to US$0.8 million for the year ended December 31, 2022. One major factor is the decrease in staff costs by US$0.1 million, which was mainly caused by the resignation of Mr. Yau Chiu, SIT as our managing director in March 2023. His last monthly salary before resignation was US$12,820. Moreover, we did not provide a staff quarter to our director during the year ended December 31, 2023 whilst the expense for director quarter amounted to US$41,213 for the year ended December 31, 2022. In addition, overseas travelling expense decreased by US$0.1 million, resulting from our gradual establishment of a stable supplier network and a corresponding decrease in the needs of seeking suppliers abroad and attending watch exhibitions. These factors collectively drove the decrease in total general and administrative expenses compared to the preceding year.

Other expenses, net

Other expenses increased by US$0.2 million from US$0.1 million for the year ended December 31, 2022 to US$0.3 million for the year ended December 31, 2023. The increase was mainly due to the increase in interest expense and the decrease in other income. We had installment loan facility and trade financing loan facility from banks, with variable interest rates based on a benchmark interest rate plus a premium. With the increase in market interest rate, our weighted average effective interest rate rose from 2.91% for the year ended December 31, 2022 to 5.84% for the year ended December 31, 2023, resulting in an additional interest expense of US$0.2 million. Moreover, other income decreased as we have received US$30,649 government subsidy under Employment Support Scheme of Anti-epidemic Fund granted by Hong Kong Government during the year ended December 31, 2022 whereas no such income received during the year ended December 31, 2023.

Income before income taxes

We had income before income taxes of US$0.2 million and US$76,064 for the years ended December 31, 2023 and 2022, respectively. The increase in income before income taxes was primarily due to the increase in our revenue and the decrease in our operating expenses as a result of our expense saving initiatives.

Provision for income taxes

Provision for income taxes increased from US$4,074 for the year ended December 31, 2022 to US$16,123 for the year ended December 31, 2023. The change largely corresponded with the increase in income before income tax expense.

Net income

As a result of the foregoing factors, net income increased by 173.3% from US$71,990 for the year ended December 31, 2022 to US$0.2 million for the year ended December 31, 2023.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity to finance our day to day operations are from the financing provided by banks, our major shareholder and cashflow from operating activities. We recorded net cash outflow in operating activities of US$0.5 million for the year ended December 31, 2024 and cash inflow from operating activities of US$1.4 million for the year ended December 31, 2023.

As of December 31, 2024, we had positive working capital of US$3.8 million, US$2.6 million in cash and US$0.4 million in restricted cash, out of which US$2.5 million was held in HK$, and the rest was held in Japanese Yen and other currencies. As of December 31, 2023, we had positive working capital of US$1.9 million, US$1.1 million in cash and US$0.4 million in restricted cash, out of which US$1.3 million was held in HK$, and the rest was held in Japanese Yen and other currencies. Our cash and restricted cash primarily consist of balances maintained with banks in Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

Subsequently on April 3, 2025, we successfully completed the Offering of 2,664,000 ordinary shares, which were priced at $4.00 per share. The gross proceeds to us from the Offering, before deducting commissions, expense allowance, and expenses, are approximately $10.66 million, which have significantly helped to address our liquidity concerns.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

●	addition equity financing from major shareholders or third-party investors; and/or

●	addition debt financing from banks, our major shareholders and related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our products, general market conditions and the broader capital market climate in Hong Kong, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2024 and 2023 as indicated.

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$
Net cash (used in) provided by operating activities	(462,995)	1,359,780	(2,158,545)
Net cash provided by (used in) financing activities	1,966,312	(1,045,672)	1,983,642
Exchange rate changes on cash and cash equivalents	19,472	(689)	(983)
Net increase cash and restricted cash	1,522,789	313,419	(175,886)
Cash and restricted cash, beginning of year	1,497,894	1,184,475	1,360,361
Cash and restricted cash, end of year	3,020,683	1,497,894	1,184,475

Operating activities

Net cash used operating activities for the year ended December 31, 2024 was US$0.5 million, as compared to the net loss of US$42,219. The difference was primarily resulted from (i) a decrease of US$0.2 million in accounts payable, mainly because the we settled more accounts payable balance near the year end December 31, 2024; (ii) an increase of US$0.2 million in inventories as we hold additional inventory in anticipation of the expected revenue growth in 2025; and (iii) a decrease of US$0.1 million in accounts receivable, mainly because all accounts receivables are collected near the year end December 31, 2024.

Net cash provided by operating activities for the year ended December 31, 2023 was US$1.4 million, as compared to the net income of US$0.2 million. The difference was primarily resulted from (i) a decrease of US$1.1 million in inventories as a result of the increase in sales with strong consumer demand for our watches during the year ended December 31, 2023; (ii) a decrease of US$0.2 million in accounts receivable, mainly because the we had less sales conducted near the year end December 31, 2023; and (iii) an increase of US$0.2 million in prepayments and other current assets, driven by higher trade deposit paid for securing the upcoming orders.

Net cash used in operating activities for the year ended December 31, 2022 was US$2.2 million, as compared to the net profit of US$0.07 million. The difference was primarily attributable to (i) an increase of US$1.4 million in inventories due to we hold additional inventory in anticipation of the expected revenue growth in 2023; (ii) an increase of US$0.2 million in accounts receivable, reflecting more sales conducted near the year end of December 31, 2022; (iii) a decrease of US$0.2 million in accounts payables, aligning with less purchase made near the year end of December 31, 2022; and (iv) a decrease of US$0.1 million in accrued expenses and other current liabilities due to salary payable was early settled before the end of 2022.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2024 was US$2.0 million. This was primarily due to (i) US$2.0 million received from shareholder’s capital contribution; (ii) US$1.2 million advances obtained from a related party; which was partially offset by (iii) net repayments of bank borrowings of US$0.6 million and (iv) US$0.6 million payments of deferred IPO costs during the year ended December 31, 2024.

Net cash used in financing activities for the year ended December 31, 2023 was US$1.0 million. This was primarily due to (i) US$1.0 million repayments of advances from a related party; and (ii) net repayments of bank borrowings of US$76,810 during the year ended December 31, 2023.

Net cash provided by financing activities for the year ended December 31, 2022 was US$2.0 million. This was primarily due to (i) net drawdowns from banking facilities of US$2.0 million during the year ended December 31, 2022; (ii) US$0.5 million advances obtained from a related party; and (iii) payment of dividend of US$0.4 million during the year ended December 31, 2022.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our function currency is HK$ and our consolidated financial statements are presented in US$. Our sales, operation activities and assets and liabilities are predominately denominated in the function currency. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, we buy watches from distributors located in Europe, Japan, Singapore, and other locations in other foreign currencies, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the year ended 2024, we had US$6.2 million purchases denominated in CHF. We estimate that any appreciation of CHF against HK$ in the future would result in an increase in our cost of purchases, and vice versa. If we cannot pass these increased costs on to our customers, it would negatively impact our gross profit margin and net income. Based on the same purchase volume as in 2024, our costs related to purchases denominated in CHF would increase by US$0.06 million if there is a 1% appreciation of CHF against HK$. Conversely, our costs would decrease by US$0.06 million if there is a 1% depreciation of CHF against HK$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, accounts receivable, investments in life insurance policies, amounts due from related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash and restricted cash with reputable banks located in Hong Kong. As of December 31, 2024 and 2023, US$3,020,683 and US$1,456,631 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to US$63,863), and further increased to HK$800,000 (US$102,991) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable and other current assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2024, and 2023, the balances of allowance for expected credit losses against these balances were $2 and $5,430, respectively.

For the years ended December 31, 2024 and 2023, most of our assets were located in Hong Kong. At the same time, we consider that we were exposed to the following concentrations of risk:

(a) Major customers

For the year ended December 31, 2024, two customers accounted for 10% or more of our revenue. Revenue from these two customers accounted for 17% and 16% of our total revenue, respectively.

For the year ended December 31, 2023, three customers accounted for 10% or more of our revenue. Revenue from these three customers accounted for 18%, 11%, and 11% of our total revenue, respectively.

For the year ended December 31, 2022, there was one customer accounted for 10% or more of our revenue. Revenue from the customer accounted for 11% of the Group’s total revenue for the year.

	Year ended December 31, 2024		As of December 31, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer A	$2,939,902	17%	$—	—%
Customer B	2,821,635	16%	—	—%
Total:	$5,761,537	33%	$—	—%

	Year ended December 31, 2023		As of December 31, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer C	$3,397,499	18%	$144,432	98%
Customer D	2,091,907	11%	—
Customer E	2,004,975	11%	—	—%
Total:	$7,494,381	40%	$144,432	—%

	Year ended December 31, 2022		As of December 31, 2022
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer E	$1,554,473	11%	$—	—%

As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivables.

All the concentration percentages of accounts receivables are calculated before allowance for expected credit losses.

(b)    Major vendors

For the year ended December 31, 2024, three vendors accounted for 10% or more of our total purchase. Total purchase from these three vendors accounted for 25%, 18% and 10% of our total purchase, respectively.

For the year ended December 31, 2023, two vendors accounted for 10% or more of our total purchase. Total purchase from these two vendors accounted for 64% and 14% of the our total purchase, respectively.

For the year ended December 31, 2022, one vendor accounted for 10% or more of the Group’s total purchase. Total purchase from the vendor accounted for 65% of the Group’s total purchase for the year.

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor A	$4,126,222	25%	$—	—%
Vendor B	3,017,416	18%	—	—%
Vendor C	1,713,444	10%	—	—%
Total:	$8,857,082	53%	$—	—%

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor D	$10,529,156	64%	$277,500	100%
Vendor E	2,317,936	14%	—	—%
Total:	$12,847,092	78%	$277,500	—%

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor D	$9,320,383	65%	$243,796	100%

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 100% of the total balance of accounts payable.

As of December 31, 2023, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 100% of the total balances of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank borrowings in question, we consider the related interest rate risk not material. On the other hand, as of December 31, 2024, we had outstanding bank borrowings of US$5,178,003. We estimate that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of December 31, 2024 would result in an increase in interest expense of US$51,780 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on December 31, 2024 would result in a decrease in interest expense of US$51,780 per annum. We have not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

The following table summarizes our contractual obligations as of December 31, 2024:

Contractual obligations	Less than 1 year	Between 1 – 2 years	Over 2 years	Total
	US$	US$	US$	US$
Bank borrowings	2,162,215	401,167	4,111,965	6,675,347

Other than as shown above, we did not have any other significant financial and capital commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

As of December 31, 2024, and 2023, we were not a party to any legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this annual report, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to Hong Kong Department of Statistics, core inflation of Hong Kong slightly increase from 1.9% for the year ended December 31, 2022 to 2.1% for the year ended December 31, 2023, and further decrease to 1.4% for the year ended December 31, 2024. Although we have not been significantly affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Critical Accounting Estimate

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) inventories. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. The management determines there are no critical accounting estimates.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Recent accounting pronouncements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table provides information regarding our executive officers and directors:

Directors and Executive officers	Age	Position
Mr. Kwan, NGAI	40	Chief Executive Officer and Director
Ms. Fung Yee Mary, WONG	64	Chief Financial Officer and Director
Ms. Man Wa Claudia, HO	36	Chief Operating Officer
Mr. Xiao Jun, WANG(1)(2)(3)	71	Independent Non-Executive Director
Ms. Jung Hui YEN(1)(2)(3)	38	Independent Non-Executive Director
Mr. Shuo, CHEN(1)(2)(3)	31	Independent Non-Executive Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

Kwan, NGAI is our Chief Executive Officer and Director. Mr. NGAI has served as our Chief Executive Officer since November 2024. Mr. Ngai joined Top Win Hong Kong as marketing executive in 2002 and has 21 years working experience in buying and selling of luxury watches in Hong Kong watch industry. He is responsible for leading the team to implement and optimize sales strategies to penetrate and expand market shares and identifying business opportunities. He received graduation diploma from Fukien Secondary School in 2002.

Fung Yee Mary, WONG is our Chief Financial Officer and Director. She has been serving as the Chief Financial Officer of Top Win Hong Kong, our Operating Subsidiary, since 2009. Ms. Wong has been responsible for providing leadership, direction and management of the finance and accounting team, and advising on long-term business and financial planning. Ms. Wong’s focus is substantially finance, administration and human resource. Ms. Wong received the qualification of Professional Member of the Hong Kong institute of Human Resource management in 2019, Chartered Professionals in Human Resources of British Colombia and Yukon (Canada) in 2016, Chartered Professional Accountants (Canada) in 2015, FCPA (Hong Kong) from Hong Kong Institute of Certified Public Accountants in 2014, FCCA (UK) from Association of Chartered Certified Public Accountants in 2012. Ms. Wong received Master’s degree in Professional Accounting from Dongbei University of Finance and Economics in 2011, and Bachelor’s degree of Business Administration in Accounting from Hong Kong Metropolitan University in 2001.

Man Wa Claudia, HO is our Chief Operating Officer. Ms. HO has served as our Chief Operating Officer since November 2024. She has joined Top Win Hong Kong, our Operating Subsidiary, since 2016. Ms. Ho has been responsible for overseeing the daily business and administrative operations and improving operating procedures. During 2013 to 2016, Ms. Ho works as the assistant to senior management at Tai Yang International (Holdings) Limited. She received her Bachelor’s degree of Chemistry from the University of Auckland in 2010.

Xiao Jun, WANG is our independent director. Mr. Wang specializes in capital markets and mergers acquisitions, he was awarded by AsiaLaw as a Leading Lawyer in Capital Markets & Corporate Finance from 2008 and as the Distinguished Practitioner in 2024. In 1992, Mr. Wang joined the Hong Kong Stock Exchange (HKSE) as a member of its legal expert group. Mr. Wang joined Richards Butler, a British law firm in 1993 as a solicitor. In 1996, Mr. Wang became an investment banker and joined Peregrine Capital Ltd. as an associate director. In 1997, he joined ING Barings as a director and was predominantly in charge of the PRC related M&A and IPOs in ING Barings. In 2001, Mr. Wang established X.J.Wang & Co, which was associated with JunHe Law Offices in the PRC in 2006. Since then Mr. Wang has been a partner of JunHe Law Offices until he retired from JunHe in 2019. After the retirement from JunHe, Mr. Wang set up his own law firm again in the name of Wang & Co, and from 2019 to 2023, Mr. Wang acted as the president of Manoir Group, France. Mr. Wang obtained his LLB from the People’s University of China in 1983 and LLM from the Graduate School ofthe Chinese Academy of Social Sciences in 1986. In 1991, Mr. Wang moved to Hong Kong and passed the PCLL examination in 1992, becoming the first PRC lawyer to qualify to practice law in Hong Kong.

Jung Hui, YEN is our independent director. From February 2010 to present, Ms. YEN worked at PricewaterhouseCoopers as Director, where her responsibilities include performing risk assessment to account for risk at the engagement level adequately, preparing the development and completion of audit tests for operational, compliance and financial audits. Ms. Yen obtained a bachelor’s degree in economics in September 2009 from National Taiwan University, an MBA degree in August 2024 from National Taiwan University. She has 12 years of auditing experience serving leading industrial companies in the automobile, semiconductor, media, and retailing industries. Ms. Yen is also licensed with AICPA and Taiwan CPA.

Shuo, CHEN is our independent director. Since January 2024, Mr. Chen has been working at Law Office of Heng A Chen PLLC as counsel with a specialization in real estate, commercial and corporate transactions. Prior to that, Mr. Chen worked as an associate at Ortoli Rosenstadt LLP from May 2021 to December 2023. Mr. Chen worked as a legal fellow at MTA Construction and Development Company from November 2020 to May 2021. Mr. Chen received his Bachelor’s degree in Biology and Society from Cornell University and received J.D. degree from Boston University School of Law.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

As of December 31, 2024, we paid an aggregate of $247,469 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, Ms. Ho and other independent directors, as well as an aggregate of $6,690 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

As of December 31, 2023, by our Operating Subsidiary, we paid an aggregate of $230,143 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,830 contributions to the MPF. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we are entitled to terminate an executive officer’s employment for cause upon a notice period of one month or an equivalent amount of wages for the notice period. Each executive officer agreed not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

Agreements with independent directors

We have entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

On November 22, 2024, the Company entered into director offer letters with Xiaojun Wang as our Independent Director, which took effect on March 27, 2025. Mr. Wang is entitled to an annual compensation of HK$ 144,000.

On November 22, 2024, the Company entered into director offer letters with Shuo Chen as our Independent Director, which took effect on March 27, 2025. Mr. Chen is entitled to an annual compensation of HK$ 144,000.

On April 24, 2025, the Company accepted the resignation of Mr. Ziyu ZHANG as the independent director, the chair of Audit Committee and member of Compensation Committee and Nominating Committee, which came into effect the same day. Mr. ZHANG is resigning for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter.

On April 24, 2025, the Company entered into director offer letters with Jung Hui YEN as our Independent Director, which took effect on April 24, 2025. Ms. Yen is entitled to an annual compensation of HK$ 144,000.

The Company will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Compensation of Directors and Executive Officers

As of December 31, 2024 and 2023, none of the Company’s directors/officers, including Mr. Kwan, NGAI, Ms. Fung Yee Mary, WONG, Ms. Man Wa Claudia, HO, received compensation in any form, cash or equity, in connection with their service as the directors and/or officers of Top Win. As of December 31, 2023 and 2022, none of the Company’s directors/officers, including Mr. Kwan, NGAI, Ms. Fung Yee Mary, WONG, Ms. Man Wa Claudia, HO, received compensation in any form, cash or equity, in connection with their service as the directors and/or officers of Top Win.

As of December 31, 2024, by our Operating Subsidiary, we paid an aggregate of $247,469 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,690 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

As of December 31, 2023, by our Operating Subsidiary, we paid an aggregate of $230,143 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,830 contributions to the MPF.

As of December 31, 2022, by our Operating Subsidiary, we paid an aggregate of $222,004 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,660 contributions to the MPF.

Mr. Ngai, Ms. Wong, and Ms. Ho will continue to receive cash compensation, in the form of salary, bonus, and pension from the Operating Subsidiary.

As the appointments of our independent directors only became effective since the IPO, for the fiscal year ended December 31, 2023, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

Compensation Recovery Policy

On November 25, 2024, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee. Our audit committee will consist of Xiaojun, WANG, Jung Hui YEN, and Shuo, CHEN. Jung Hui YEN is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xiaojun, WANG, Jung Hui YEN and Shuo, CHEN. Shuo, CHEN is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Xiaojun, WANG, Jung Hui YEN and Shuo, CHEN. Xiaojun, WANG is the chair of our nominating committee. We have determined that Xiaojun, WANG, Jung Hui YEN and Shuo, CHEN satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our directors shall be appointed by ordinary resolution or by a resolution of the directors and may be removed by ordinary resolution. Each director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal. In addition, the office of a director shall be vacated if: (i) he gives notice in writing to our company that he resigns the office of director; (ii) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (iii) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, (iv) he is found to be or becomes of unsound mind, or (v) all the other directors (being not less than two in number) resolve that he should be removed as a director.

The directors may appoint officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the directors.

6.D. Employees

We had 7 full-time employees as of the date of the annual report. All of our employees are stationed in Hong Kong. The following table sets forth the number of our full-time employees categorized by function of the date of the annual report.

Function	Number of Employees
Management Department	3
Administration Department	1
Business Department	2
Sales Department	1
Total	7

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors and 5% or greater beneficial owners of Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this annual report, we had 24,864,000 Ordinary Shares. Each Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company.

Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Ordinary Shares beneficially owned
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and Named Executive Officers:
Kwan, NGAI(1)	14,450,000	58.1%
Fung Yee Mary, WONG	—	—
Man Wa Claudia, HO	—	—
Xiaojun, WANG	—	—
Ziyu, ZHANG	—	—
Jung Hui YEN	—	—
Shuo, CHEN	—	—
Directors and executive officers as a group	14,450,000	58.1%

5% or Greater Shareholders:
Pride River Limited(1)	14,450,000	58.1%

(1)	Mr. Kwan, NGAI beneficially owns 14,450,000 Ordinary Shares thorough his ownership of Pride River. Mr. Ngai holds the voting and dispositive power over the Ordinary Shares held by Pride River. The registered address of Pride River is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last year up to the date of this annual report.

Transactions with Certain Related Parties

We adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three years up to the date of this annual report.

		For the Years Ended December 31,
Name	Nature	2024	2023	2022
New Harvest Investment Holdings Limited(1)	Lease expense of the office premise	$	$76,636	$76,623
Top Pride International Limited(2)	Lease expense of the warehouse	$	$42,150	$42,143
Top Pride International Limited(3)	Inventory management service	$	—	$85,562

(1)	The amount represented the lease expense charged by New Harvest for the lease of office premise at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The amount for the period from July 1, 2024 to the date of this annual report was US$6,395, representing the lease expense from July, 2024 until New Harvest ceased to be a related party of the Group on October 29, 2024.

(2)	The amount represented the lease expense charged by Top Pride for the lease of warehouse at Unit 1208 on 12/F, Riley House, No. 88 Lei Muk Road, Kwai Chung, New Territories, Hong Kong.

(3)	The amount for the year ended December 31, 2022 represented expense related to the inventory management service provided by Top Pride to the Group, including the monitoring, checking and packaging of goods, warehouse management service and logistic services. There was no such service provided and expense incurred during and after 2023.

(4)	On May 31, 2024, the Group resolved to dispose of the investments in of Sun Life Insurance policy and BOC Life Insurance policy to Mr. Sit Hon at a consideration of $817,470. No gain or loss was recognized upon the disposal.

Balances with related parties

Name	Nature	As of the date of this annual report	As of December 31, 2024	As of December 31, 2023	As of December 31,2022
Mr. Hon, SIT(5)	Amount due from (to) a former director	$—	$—	$420,686	$(551,111)

(5)	The outstanding balance as of December 31, 2022 represented financial support provided by Mr. Hon, SIT for the Group’s daily operations and financial needs. The balance was interest-free, unsecured, and repayable on demand. The outstanding balance as of December 31, 2023, represented advances made to Mr. Hon, SIT by the Group to facilitate his personal needs. The balance was interest-free, unsecured, and repayable on demand and has been fully settled during the year ended December 31, 2024.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

Top Win has not made any dividends or distributions to its shareholders, including U.S. investors, as of the date of this annual report. During the fiscal years ended December 31, 2024, 2023, and 2022, no dividends or distribution have been made to date by our subsidiaries.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Top Win has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Top Win may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Top Win, our holding company incorporated in Cayman Islands, to our Operating Subsidiary in Hong Kong through Grand Moon International Limited (“Grand Moon”), our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to Top Win through Grand Moon.

There are no restrictions or limitations on our ability to distribute earnings from our subsidiary, including our subsidiary in Hong Kong, to Top Win and shareholders and the U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Cayman Islands law and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as it thinks fit, if it is satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and Top Win will be able to pay our debts as they become due.

For the cash transfers between Top Win and the Operating Subsidiary, and according to the Companies Act, a Cayman Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the assets of such company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and that such company is able to satisfy its liabilities as they fall due in the ordinary course of its business. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of Top Win’s subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Top Win. Other than the above, we have not adopted, nor do we maintain, any cash management policies and procedures as of the date of this annual report. Additionally, as of the date of this annual report, there are no further Cayman Islands or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Top Win and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Top Win and U.S. investors and amounts owed. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Top Win to the Operating Subsidiary or from the Operating Subsidiary to Top Win, our shareholders and the U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “TOPW.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated  memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated  memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Objectives of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our Amended and Restated Memorandum and Articles of Association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Subject to any rights and restrictions attached to any shares, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of shareholders representing, as at the date of the deposit of the requisition, in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings, our chairman or board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of majority of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Declaration of Interest. Pursuant to our Amended and Restated Memorandum and Articles of Association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the listing rules of the designated stock exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Compensation. Under Amended and Restated Memorandum and Articles of Association, the remuneration of the directors may be determined by our directors.

Borrowing Powers. Our directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification of directors. There is no shareholding qualification for directors nor is there any specified age limit for directors.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the Amended and Restated Memorandum and Articles of Association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five per cent in value of the creditors or class of creditors, or is approved by seventy-five per cent in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers, that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our articles of association provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our chairman or board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Our Amended and Restated Memorandum and Articles of Association-General Meetings of Shareholders.” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors) or by an ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution) of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; or (iv) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands or Hong Kong applicable to us or our shareholders.

10.E. Taxation

The following sets forth the material Cayman Islands, Hong Kong and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in the IPO and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from the IPO, and projections as to the market price of our Ordinary Shares after the IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization after the IPO. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in IPO. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules” beginning on page 71.

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We have listed the Ordinary Shares on Nasdaq under “TOPW”. The Ordinary Share are generally considered to be tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be subject to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15% for unincorporated businesses and individuals on the remainder of assessable profits.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as amended from time to time), or the Substance Act, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at https://topw.com.hk/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency risk

Our function currency is HK$ and our consolidated financial statements are presented in US$. Our sales, operation activities and assets and liabilities are predominately denominated in the function currency. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, we buy watches from distributors located in Europe, Japan, Singapore, and other locations in other foreign currencies, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the year ended December 31, 2024, we had $6.2 million purchases denominated in Swiss Franc (“CHF”). We estimate that any appreciation of CHF against HK$ in the future would result in an increase in cost of purchase, and vice versa. If we cannot pass these increased costs on to its customers, it would negatively impact the gross profit margin and net income. Based on the same purchase volume as in 2024, our costs related to purchases denominated in CHF would increase by US$0.06 million if there is a 1% appreciation of CHF against HK$. Conversely, our costs would decrease by US$0.06 million if there is a 1% depreciation of CHF against HK$. For the year ended 2023, we had US$11.1 million purchases denominated in CHF. Based on the same purchase volume as in 2023, our costs related to purchases denominated in CHF would increase by US$0.1 million if there is a 1% appreciation of CHF against HK$. Conversely, our costs would decrease by US$0.1 million if there is a 1% depreciation of CHF against HK$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, accounts receivable, investments in life insurance policies, amounts due from related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash and restricted cash with reputable banks located in Hong Kong. As of December 31, 2024 and December 31, 2023, US$3,020,683 and US$1,456,631 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HKD500,000 (US$63,863) for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

Similarly, prior to their disposal, we had entered into life insurance policies with reputable insurance companies that held high credit ratings provided by credit rating agencies. We did not believe it was exposed to any significant credit risk on our investments in these life insurance policies, even before the disposal.

Regarding the amounts due from related party, as these were essentially amounts due from our controlling person at the balance sheet dates and have been fully settled subsequently, we do not believe that we are exposed to any significant credit risk on these balances.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable and other current assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2024 and December 31, 2023, the balances of allowance for expected credit losses against these balances were US$2 and US$5,430, respectively.

For the years ended December 31, 2024, 2023 and 2022, most of our assets were located in Hong Kong. At the same time, we consider that we were exposed to the following concentrations of risk:

(a) Major customers

For the year ended December 31, 2024, two customers accounted for 10% or more of our revenue. Revenue from these two customers accounted for 17% and 16% of our total revenue, respectively.

For the year ended December 31, 2023, three customers accounted for 10% or more of our revenue. Revenue from these three customers accounted for 18%, 11%, and 11% of our total revenue, respectively. For the year ended December 31, 2022, there was one customer accounted for 10% or more of our revenue. Revenue from the customer accounted for 11% of our total revenue.

	Year ended December 31, 2024		As of December 31, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
Customer A	$2,939,902	17%	$—
Customer B	$2,821,635	16%	—
Total:	$5,761,537	33%	$

	Year ended December 31, 2023		As of December 31, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
Customer C	$3,397,499	18%	$144,432
Customer D	2,091,907	11%	—
Customer E	2,004,975	11%	—
Total:	$7,494,381	40%	$144,432

	Year ended December 31, 2022		As of December 31, 2022
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
Customer E	$1,554,473	11%	$—

As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivables.

(b) Major vendors

For the year ended December 31, 2024, three vendors accounted for 10% or more of our total purchase. Total purchase from these three vendors accounted for 25%, 18% and 10% of our total purchase for that year, respectively.

For the year ended December 31, 2023, two vendors accounted for 10% or more of our total purchase. Total purchase from these two vendors accounted for 64% and 14% of our total purchase for that year, respectively.

For the year ended December 31, 2022, only one vendor accounted for 10% or more of our total purchase. Total purchase from the vendor accounted for 65% of our total purchase for that year.

	Year ended December 31, 2024		As of December 31, 2024
Vendor A	Purchase	Percentage of total purchase	Accounts payable
Vendor A	$4,126,222	25%	$—
Vendor B	3,017,416	18	—
Vendor C	1,713,444	10%	—
Total:	$8,857,082	53%	$—

	Year ended December 31, 2023		As of December 31, 2023
Vendor A	Purchase	Percentage of total purchase	Accounts payable
Vendor D	$10,529,156	64%	$277,500
Vendor C	2,317,936	14%	—
Total:	$12,847,092	78%	$277,500

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Purchase	Percentage of total purchase	Accounts payable
Vendor D	$9,320,383	65%	$243,796

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 100% of the total balances of accounts payable. As of December 31, 2023, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 100% of the total balance of accounts payable as of that date.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank borrowings in question, we consider the related interest rate risk not material. On the other hand, as of December 31, 2024, we had outstanding bank borrowings of US$5,178,003. We estimate that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of December 31, 2024 would result in an increase in interest expense of US$51,780 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on December 31, 2024 would result in a decrease in interest expense of US$51,780 per annum. We have not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 283448), or the IPO Form F-1, in relation to our initial public offering of 2,664,000 Ordinary Shares at an offering price of US$4.00 per share. Our initial public offering closed on April 3, 2025. Dominari Securities LLC was the representatives of the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were $2,222,387, including underwriting discounts of $745,920, underwriters’ non-accountable expense of $106,560, and other expenses of $1,369,907. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Ordinary Shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately $8.4 million from our initial public offering. We plan to use approximately $3.8 million for enhancing our brand recognition and implementing strategic marketing initiatives aimed at driving growth, approximately $2.1 million bolstering our sales team and extending our market presence into new geographical regions, including the South East Asia market, approximately $1.3 million for stablishing a more robust sourcing network and acquiring diverse watch products to appeal to a broader customer base and the rest for working capital and for other general corporate purposes.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Ordinary Shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weakness identified in our internal control over financial reporting as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weaknesses that have been identified are summarized as the followings: (1) our lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (2) our lack of an internal audit function to establish formal risk assessment process and internal control framework; and (3) our lack of proper IT control environment and the deficiencies identified in control areas including Logical Assess Management, Change Management, IT operation as well as Cyber Security Management.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) recruiting additional full-time employees and external consultants with extensive knowledge of U.S. GAAP within our finance and accounting department; (ii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iii) continuously developing and enhancing our internal audit function for the financial reporting matters; and (iv) strengthening our IT control environment and procedures by engaging third party expertise in introducing and implementing the required changes to the overall IT environment and required upgrades to our systems. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Xiaojun, WANG, Shuo, CHEN and Jung Hui, YEN. Our board of directors has determined that Jung Hui, YEN possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have a code of ethics and business conduct that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at within four business days following the amendment or waiver. During year 2024, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at https://topw.com.hk/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2024	2023
	In $ Thousand
Audit fees	$213	$207
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$213	$207

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended December 31, 2024 and 2023 were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or the directors have passed resolutions through written consent. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Employment Agreements and Director Offer Letters

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we are entitled to terminate an executive officer’s employment for cause upon a notice period of one month or an equivalent amount of wages for the notice period. Each executive officer agreed not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

Agreements with independent directors

We have entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

As of December 31, 2024 and 2023, none of the Company’s directors/officers, including Mr. Kwan, NGAI, Ms. Fung Yee Mary, WONG, Ms. Man Wa Claudia, HO, received compensation in any form, cash or equity, in connection with their service as the directors and/or officers of Top Win. As of December 31, 2023 and 2022, none of the Company’s directors/officers, including Mr. Kwan, NGAI, Ms. Fung Yee Mary, WONG, Ms. Man Wa Claudia, HO, received compensation in any form, cash or equity, in connection with their service as the directors and/or officers of Top Win.

As of December 31, 2024, by our Operating Subsidiary, we paid an aggregate of $247,469 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,690 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

As of December 31, 2023, by our Operating Subsidiary, we paid an aggregate of $230,143 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,830 contributions to the MPF.

As of December 31, 2022, by our Operating Subsidiary, we paid an aggregate of $222,004 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of $6,660 contributions to the MPF.

Mr. Ngai, Ms. Wong, and Ms. Ho will continue to receive cash compensation, in the form of salary, bonus, and pension from the Operating Subsidiary.

As the appointments of our independent directors only became effective since the IPO, for the fiscal year ended December 31, 2023, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024 and 2023, we had no outstanding equity awards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect our data’s confidentiality, integrity, and availability. We have implemented, including testing software and our computer systems, our facilities, systems and procedures, from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended December 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to Company’s Amendment No.3 to the Registration Statement Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
2.1	Description of Securities*
4.1	Employment Agreement between Top Win International Limited and Kwan, NGAI (incorporated by reference to Exhibit 10.1 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.2	Employment Agreement between Top Win International Limited and Fung Yee Mary, WONG (incorporated by reference to Exhibit 10.2 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.3	Employment Agreement between Top Win International Limited and Man Wa Claudia, HO (incorporated by reference to Exhibit 10.3 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.4	Form of the Independent Non-Executive Director Offer Letter (incorporated by reference to Exhibit 10.5 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.5	Lease Agreement for 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong (incorporated by reference to Exhibit 10.4 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.6	Private Placement Subscription Agreement between Top Win International Limited and Ming Yuk, NGAI (incorporated by reference to Exhibit 10.6 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.7	Private Placement Subscription Agreement between Top Win International Limited and Kelven, WONG (incorporated by reference to Exhibit 10.7 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.8	Registration Rights Agreement between Top Win International Limited and Ming Yuk, NGAI (incorporated by reference to Exhibit 10.8 Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.9	Registration Rights Agreement between Top Win International Limited and Kelven, WONG (incorporated by reference to Exhibit 10.9 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
11.2	Insider Trading Policies (incorporated by reference to Exhibit 14.3 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Top Win International Limited

/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Chief Executive Officer

Date: May 12, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Top Win International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Top Win International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Win International Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

May 12, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

Top Win International Limited
Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2024	2023
Assets
Current Assets
Cash	$2,640,484	$1,120,122
Restricted cash	380,199	377,772
Accounts receivable, net	—	142,460
Inventories, net	2,171,252	1,997,526
Amount due from a related party	10,000	420,686
Prepayments and other current assets, net	625,477	539,819
Total current assets	5,827,412	4,598,385

Property and equipment, net	1,025	2,228
Investments in life insurance policies	—	817,470
Deferred initial public offering (“IPO”) costs	639,587	—
Deferred tax assets	159,704	150,215
Total assets	$6,627,728	$5,568,298

Liabilities and shareholders’ deficit
Liabilities
Current liabilities
Accounts payable	$61,791	$277,500
Contract liabilities	—	14,515
Bank borrowings, current	1,952,104	2,360,402
Income tax payables	—	19,980
Accrued expenses and other current liabilities	14,655	75,526
Total current liabilities	2,028,550	2,747,923
Bank borrowings, non-current	3,225,899	3,411,887
Total liabilities	$5,254,449	$6,159,810

Commitments and contingencies	—	—

Shareholders’ equity (deficit)
Ordinary shares ($0.0005 par value, 100,000,000 shares authorized; 22,200,000 and 20,000,000 shares issued and outstanding as of December 31, 2024 and 2023)*	$11,100	$10,000
Subscription receivable	—	(10,000)
Additional paid-in capital	2,000,182	1,282
Accumulated deficit	(638,380)	(596,161)
Accumulated other comprehensive income	377	3,367
Total shareholders’ equity (deficit)	$1,373,279	$(591,512)
Total liabilities and shareholders’ equity (deficit)	$6,627,728	$5,568,298

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Top Win International Limited
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$17,619,363	$18,814,420	$14,225,156
Cost of revenue	(16,202,583)	(17,442,190)	(12,962,555)
Gross profit	1,416,780	1,372,230	1,262,601

Operating expenses
Selling and marketing	(58,764)	(163,579)	(221,053)
General and administrative	(1,129,609)	(681,891)	(848,033)
Total operating expenses	(1,188,373)	(845,470)	(1,069,086)

Income from operations	228,407	526,760	193,515

Other income (expense)
Interest expense	(283,024)	(336,817)	(170,535)
Interest income	1,702	488	322
Other income, net	2,081	22,419	52,762
Total other expense, net	(279,241)	(313,910)	(117,451)

(Loss) income before income taxes	(50,834)	212,850	76,064
Income tax benefits (provision for income taxes)	8,615	(16,123)	(4,074)
Net (loss) income	(42,219)	196,727	71,990
Foreign currency translation adjustments	(2,990)	1,413	(534)
Total comprehensive (loss) income	(45,209)	$198,140	$71,456

(Loss) earnings per share*
Ordinary shares – basic and diluted	(0.0020)	$0.0098	$0.0036
Weighted average shares outstanding used in calculating basic and diluted (loss) earnings per share*
Ordinary shares – basic and diluted	20,643,169	20,000,000	20,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Top Win International Limited
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
(Expressed in U.S. dollar, except for the number of shares)

				Additional		Accumulated other
	Ordinary shares*		Subscription	paid-in	Accumulated	comprehensive
	Shares	Amount	receivable	capital	deficit	(loss) income	Total
Balance as of December 31, 2021	20,000,000	$10,000	$(10,000)	$1,282	$(609,468)	$2,488	$(605,698)
Net income	—	—	—	—	71,990	—	71,990
Foreign currency translation adjustment	—	—	—	—	—	(534)	(534)
Dividend distribution	—	—	—	—	(255,410)	—	(255,410)
Balance as of December 31, 2022	20,000,000	$10,000	$(10,000)	$1,282	$(792,888)	$1,954	$(789,652)
Net income	—	—	—	—	196,727	—	196,727
Foreign currency translation adjustment	—	—	—	—	—	1,413	1,413
Balance as of December 31, 2023	20,000,000	$10,000	$(10,000)	$1,282	$(596,161)	$3,367	$(591,512)
Issuance of ordinary shares	2,200,000	1,100	—	1,998,900	—	—	2,000,000
Settlement of subscription receivable	—	—	10,000	—	—	—	10,000
Net loss	—	—	—	—	(42,219)	—	(42,219)
Foreign currency translation adjustment	—	—	—	—	—	(2,990)	(2,990)
Balance as of December 31, 2024	22,200,000	$11,100	$—	$2,000,182	$(638,380)	$377	$1,373,279

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Top Win International Limited
Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(42,219)	$196,727	$71,990
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	1,210	1,712	2,265
Recovery of expected credit losses	(5,433)	(753)	(5,135)
Change in cash surrender value of investments in life insurance policies	—	(16,206)	(5,694)
Deferred tax benefit	(8,615)	(3,074)	(474)

Changes in operating assets and liabilities:
Accounts receivable	148,038	172,065	(246,740)
Inventories	(161,881)	1,153,028	(1,434,742)
Prepayments and other current assets	(82,282)	(205,229)	(124,283)
Accounts payable	(216,270)	33,919	(198,474)
Contract liabilities	(14,530)	(93,097)	(1,764)
Accrued expenses and other current liabilities	(61,013)	52,191	(107,601)
Income tax payables	(20,000)	68,497	(107,893)
Net cash (used in) provided by operating activities	(462,995)	1,359,780	(2,158,545)

Cash flows from financing activities:
Proceeds from bank borrowings	7,491,926	10,933,910	9,243,720
Repayments of bank borrowings	(8,115,481)	(11,010,720)	(7,336,965)
Repayments of advances from a related party	—	(968,862)	—
Advances from a related party	1,229,454	—	523,854
Proceeds from issuance of ordinary shares	2,000,000	—	—
Dividend distribution	—	—	(446,967)
Payments of offering costs related to Initial Public Offering (“IPO”)	(639,587)	—	—
Net cash provided by (used in) financing activities	1,966,312	(1,045,672)	1,983,642
Effect of exchange rate changes on cash and restricted cash	19,472	(689)	(983)
Net increase (decrease) in cash and restricted cash	1,522,789	313,419	(175,886)
Cash and restricted cash, beginning of the year	1,497,894	1,184,475	1,360,361
Cash and restricted cash, end of the year	$3,020,683	$1,497,894	$1,184,475

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$2,640,484	$1,120,122	$806,626
Restricted cash	380,199	377,772	377,849
Total cash and restricted cash	$3,020,683	$1,497,894	$1,184,475

Supplemental disclosures of cash flow information:
Income tax paid (refund)	$38,806	$(49,300)	$112,441
Interest paid	283,024	336,817	170,535

Supplemental disclosure of non-cash investing and financing activities:
Settlement of the sale proceeds of life insurance policies with amount due to a related party	817,470	—	—
Settlement of dividend distribution with amount due from a related party	—	255,410	—
Settlement of subscription receivable with amount due to a related party	10,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Top Win International Limited
Notes to Consolidated Financial Statements

1. Organization and Description of Business

Top Win International Limited (“Top Win”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on June 27, 2024. Top Win is a parent holding company with no operations.

Grand Moon International Limited (“Grand Moon”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 4, 2024. Grand Moon has 10,000 ordinary shares outstanding with no par value. Grand Moon is an investment holding company with no operations.

Top Win International Trading Limited (“Top Win Hong Kong”), a wholly-owned subsidiary of Grand Moon, is a private company limited by shares incorporated in Hong Kong on June 15, 2001. Top Win Hong Kong had a share capital of HK$10,000 as of both December 31, 2024 and 2023. Top Win Hong Kong’s primary business activity is trading of luxury watches.

Top Win together with its subsidiaries (collectively, “the Group”) is primarily operating in Hong Kong whose primary business activity is trading of luxury watches. The Group primarily sources its luxury watches from Europe, Singapore, Japan, and Hong Kong, then sells the goods to retail sellers and other distributors in the watch industry.

The accompanying consolidated financial statements reflect the activities of the Company, and each of the following entities as of December 31, 2024:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued share capital
Grand Moon	B.V.I.	100%		—
Top Win Hong Kong	Hong Kong	100%	HK$	10,000

Reorganization

The Reorganization was completed on July 25, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities.

Immediately before the Reorganization, Top Win Hong Kong was wholly owned and controlled by Mr. Sit Hon and functioned as the sole operational entity. Top Win was established on June 27, 2024, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On the same day of its incorporation, 100% ownership of Top Win was transferred from the registered agent to Pride River Limited, a B.V.I company 100% owned by Mr. Sit Hon.

Grand Moon was established on June 4, 2024, by a registered agent in the B.V.I. On July 9, 2024, 100% ownership of Grand Moon, was transferred from the registered agent to Top Win. Grand Moon served as a holding company and had not engaged in any business activities before the transfer. Subsequently on July 25, 2024, Grand Moon acquired 10,000 shares of Top Win Hong Kong from Mr. Sit Hon, representing the entire issued share capital of Top Win Hong Kong at the time, for a consideration of HK$10,000, thereby completing the Reorganization.

Immediately before and after the Reorganization, Top Win, Grand Moon, and Top Win Hong Kong remained under the complete ownership and control of Mr. Sit Hon. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash

Cash includes balances maintained with banks in Hong Kong which are unrestricted and immediately available for withdrawal and use, as well as cash on hand.

Restricted cash

Restricted cash consists of bank deposits and together with all interest accrued that are pledged to the bank as security for bank borrowings maturing on February 10, 2025. As of December 31, 2024 and 2023, balances of restricted cash were $380,199, and 377,772, respectively.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. The Group adopted ASU No.2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) on its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is recognized under “general and administrative” in the consolidated statements of operations and comprehensive (loss) income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line or product offered and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the Group provided allowance for expected credit losses against accounts receivable of $nil and $5,428, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. Management reviews inventories for obsolescence and slow-moving inventories periodically and records an allowance against the inventories when the carrying value exceeds net realizable value. For the years ended December 31, 2024, 2023 and 2022, the write-downs of inventories were $26,611, $21,243 and $nil, respectively.

Prepayments and other current assets, net

Prepayments and other current assets are comprised of other current assets (including rental deposits and interest receivables) and prepaid expenses. The Group adopted ASC 326 on its other current assets. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its other current assets using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the balances of allowance for expected credit loss against other current assets were $2 and $2, respectively.

Investments in life insurance policies

The Group invests in corporate-owned life insurance policies in order to insure against the loss of respective key person of the Group and the Group is the beneficiary of these life insurance policies. The Group accounts for the life insurance policies in accordance with ASC 325-30, Investments in Insurance Contracts.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Investments in life insurance policies are reported as assets and are subsequently measured at the amounts that could be realized under the policies, i.e., the cash surrender values, as of the year end dates, less an allowance for expected credit losses. The change in cash surrender values during the period is recognized as an expense or income and reported in the consolidated statement of operations and comprehensive (loss) income. The Group does not recognize income from death benefits on an actuarially expected basis.

The Group adopted ASC 326 on the investments in life insurance policies. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its investments in life insurance policies using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, no allowance for expected credit loss against investments in life insurance policies was recognized.

Leases

The Group adopted ASU No. 2016-02, Leases (“Topic 842”), which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is the lessee of non-cancellable operating leases for corporate office premise and warehouse. The Group determines if the arrangements are lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases.

The lease standard, ASC 842, allows for practical expedients to simplify an entity’s ongoing accounting. The Group has elected to apply the short-term lease exception for leases with an initial term of 12 months or less. Consequently, these short-term leases are not reflected on the balance sheet as right-of-use (“ROU”) assets or operating lease liabilities. When assessing the lease term at commencement, the Group considers options to extend or terminate the lease if it is reasonably certain that such options will be exercised or not exercised. Both the office premise and warehouse lease agreements have an initial term of 12 months with no renewal options, qualifying them as short-term leases. Therefore, the Group chooses not to recognize these leases on the balance sheet. Instead, lease expense is recognized on a straight-line basis over the lease term.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Office equipment	5 years
Furniture and fixture	5 years
Motor vehicle	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful lives of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive (loss) income under other income or expenses.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering. As of December 31, 2024 and December 31, 2023, the Company had deferred IPO costs of $639,587 and $nil, respectively.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct sales transaction as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Group has only one principal revenue stream, which is the trading of luxury watches. The Group carried out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

The Group enters into a distinct agreement with its customers, through sales order and sales invoice, to sell luxury watches in exchange for sales proceeds. The Group’s promise to sell watches to its customers is considered distinct and is identified as one performance obligation. The shipping term is local delivery in Hong Kong. The Group charges its customers sales proceeds at a fixed amount, which is explicitly stated in the sales order and sales invoice and is based on the unit price and quantity supplied to the customer. The Group usually does not offer a credit period to its customers; customers are required to make payment in advance or pay upon delivery. Under some circumstances, customers may settle the sales proceeds after delivery, but the aging of such receivables would normally be less than 30 days.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Customers’ obligation to make payment upon or before delivery, and physical possession of watches indicates that control over the assets is transferred to the customer upon delivery. Furthermore, upon delivery, customers take on the risks and rewards associated with ownership of the luxury watches and are ready to derive benefits from the assets. Consequently, revenue from the sales of luxury watches is recognized at a point in time when the transaction and the Group’s performance obligation are completed, as evidenced by the delivery of watches.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods itself (that is, the entity is a principal) or to arrange for those goods to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1:	Identify the specified goods to be provided to the customer

Step 2:	Assess whether it controls each specified good before that good is transferred to the customer

Under the sales order and sales invoice, the Group is solely responsible for the sales of watches it committed to by delivering watches with the required brands and models set out in the sales order and sales invoice with the customers. The Group controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Group controls who the watches may be sold to and has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Group also has control of the watches before the sales to customers, which the Group has the ability to direct the use of and obtain substantially all of the remaining benefits from the watches. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customers.

Warranty

Under ASC 460, Guarantees, at the time a sale is recognized, the Group shall record estimated future warranty costs. These estimated costs for warranties are determined at completion and are not for warranties separately sold by the Group. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Group’s best estimate. There were no such reserves for the years ended December 31, 2024, 2023 and 2022, because the Group considered that the claim rates of warranties had been immaterial historically and are expected to remain immaterial for the years in question.

Contract assets and contract liabilities

The Group classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it transfers the goods in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under sales arrangements. The revenue recognized for years ended December 31, 2024 and 2023 that was previously included in the contract liabilities as of December 31, 2023 and 2022 was $14,515 and $96,176.

As of December 31, 2024 and 2023, the balances of contract liabilities were $nil and $14,515, respectively.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cost of revenue

Cost of revenue primarily consists of the cost of luxury watches and incremental transportation expenses incurred for the sales and delivery of watches.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (approximately $3,832). For the years ended December 31, 2024, 2023 and 2022, the total amount charged in respect of the Group’s costs incurred in the scheme were $13,488, $15,807 and $18,418, respectively.

Borrowing costs

All borrowing costs are recognized as finance expense in the consolidated statements of operations and comprehensive (loss) income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the consolidated statements of operations and comprehensive (loss) income, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of December 31, 2024 and 2023.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) reviews consolidated results when making decisions, allocating resources and assessing performance of the Group. The CODM considers that the Group has only one principal revenue stream, which is the trading of luxury watches. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

The Group’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net (loss) income on the consolidated statements of operations and comprehensive (loss) income, after taking into account the Group's strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., selling and marketing and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included interest expense, total other income, net, and income tax benefits (provision for income taxes), which are reflected in the segment and consolidated net (loss) income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

Comprehensive (Loss) Income

Comprehensive (loss) income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Group not using the U.S. Dollars as its functional currency.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s consolidated statements of operations and comprehensive (loss) income. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HKD” or “HK$”), as the functional currency. The Group’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheet dates are translated to US$ at the applicable rates of exchange in effect at those dates. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive (loss) income.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The following table outlines the exchange rates between HK$ and US$ that are used in preparing these consolidated financial statements:

	As of December 31,
	2024	2023
Year-end spot rate	7.7677	7.8109

	For the Years Ended December 31,
	2024	2023	2022
Average rate	7.8030	7.8292	7.8306

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2024 and 2023, the Group’s financial instruments comprised primarily cash, restricted cash, accounts receivable, investments in insurance policies, other current assets, accounts payable, bank borrowings, amount due from a related party, accrued expenses and other current liabilities. The Group concludes that the carrying amount of the investments in life insurance policies approximates their fair value because these investments have been measured at the realizable amount, which is close to their fair value. Additionally, the Group concludes that the fair value of the Group’s bank borrowings approximates their carrying value as the bank borrowings are subject to floating rates that are close to the market interest rate. For the other financial instruments, the carrying amounts approximate their fair values due to the short-term nature of these instruments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently issued accounting pronouncements adopted

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This new standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Group adopted this standard in the year ended December 31, 2024, which did not have a material impact on the consolidated financial statements and related disclosures.”).

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

Top Win International Limited
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and comprehensive (loss) income and statements of cash flows.

3. Significant Risks

Currency risk

The function currency of the Group is HK$ and these consolidated financial statements are presented in US$. The Group’s sales, operation activities and assets and liabilities are predominately denominated in the function currency. The Group consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, the Group buys watches from distributors located in Europe, Japan, Singapore, and other locations in other foreign currencies, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the year ended December 31, 2024, the Group had $6.2 million purchases denominated in CHF. The Group estimates that any appreciation of CHF against HK$ in the future would result in an increase in cost of purchase, and vice versa. If the Group cannot pass these increased costs on to its customers, it would negatively impact the gross profit margin and net income. Based on the same purchase volume as in 2024, the costs related to purchases denominated in CHF would increase by US$0.06 million if there is a 1% appreciation of CHF against HK$. Conversely, the costs would decrease by US$0.06 million if there is a 1% depreciation of CHF against HK$.

The Group has not used any instruments or derivatives to manage or hedge its currency risk exposure.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, accounts receivable, investments in life insurance policies, amount due from a related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash and restricted cash with reputable banks located in Hong Kong. As of December 31, 2024 and 2023, $3,020,683 and $1,456,631 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $63,863), and further increased to HK$800,000 ($102,991) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

Top Win International Limited
Notes to Consolidated Financial Statements

3. Significant Risks (cont.)

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable and other current assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2024 and 2023, the balances of allowance for expected credit losses against these balances were $2 and $5,430, respectively.

For the years ended December 31, 2024, 2023 and 2022, most of the Group’s assets were in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a) Major customers

For the year ended December 31, 2024, two customers accounted for 10% or more of the Group’s revenue. Revenue from these two customers accounted for 17% and 16% of the Group’s total revenue, respectively.

For the year ended December 31, 2023, three customers accounted for 10% or more of the Group’s revenue. Revenue from these three customers accounted for 18%, 11%, and 11% of the Group’s total revenue, respectively.

For the year ended December 31, 2022, there was one customer accounted for 10% or more of the Group’s revenue. Revenue from the customer accounted for 11% of the Group’s total revenue for the year.

	Year ended December 31, 2024		As of December 31, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables,gross
Customer A	$2,939,902	17%	$—	—%
Customer B	2,821,635	16%	—	—%
Total:	$5,761,537	33%	$—	—%

	Year ended December 31, 2023		As of December 31, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables,gross
Customer C	$3,397,499	18%	$144,432	98%
Customer D	2,091,907	11%	—
Customer E	2,004,975	11%	—	—%
Total:	$7,494,381	40%	$144,432	—%

Top Win International Limited
Notes to Consolidated Financial Statements

3. Significant Risks (cont.)

	Year ended December 31, 2022		As of December 31, 2022
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables,gross
Customer E	$1,554,473	11%	$—	—%

As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivables.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b) Major vendors

For the year ended December 31, 2024, three vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these three vendors accounted for 25%, 18% and 10% of the Group’s total purchase, respectively.

For the year ended December 31, 2023, two vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these two vendors accounted for 64% and 14% of the Group’s total purchase, respectively.

For the year ended December 31, 2022, one vendor accounted for 10% or more of the Group’s total purchase. Total purchase from the vendor accounted for 65% of the Group’s total purchase for the year.

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor A	$4,126,222	25%	$—	—%
Vendor B	3,017,416	18%	—	—%
Vendor C	1,713,444	10%	—	—%
Total:	$8,857,082	53%	$—	—%

Top Win International Limited
Notes to Consolidated Financial Statements

3. Significant Risks (cont.)

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor D	$10,529,156	64%	$277,500	100%
Vendor E	2,317,936	14%	—	—%
Total:	$12,847,092	78%	$277,500	—%

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor D	$9,320,383	65%	$243,796	100%

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 100% of the total balance of accounts payable.

As of December 31, 2023, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 100% of the total balances of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits in question, the Group considers the related interest rate risk not material. On the other hand, as of December 31, 2024, the Group had an outstanding bank borrowings of $5,178,003. The Group estimates that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of December 31, 2024 would result in an increase in interest expense of $51,780 per annum whilst the Group estimates that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on December 31, 2024 would result in a decrease in interest expense of $51,780 per annum. The Group has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

4. Accounts Receivable, Net

As of December 31, 2024 and 2023, accounts receivable consisted of the following balances:

	As of December 31,
	2024	2023
Accounts receivable	$—	$147,888
Less: allowance for expected credit losses	—	(5,428)
Accounts receivable, net	$—	$142,460

Top Win International Limited
Notes to Consolidated Financial Statements

4. Accounts Receivable, Net (cont.)

The movement of allowance for expected credit losses is as follow:

	As of December 31,
	2024	2023
Balance at January 1	$5,428	$6,190
Recovery of expected credit losses	(5,433)	(754)
Exchange rate differences	5	(8)
Balance at December 31	$—	$5,428

5. Inventories, Net

As of December 31, 2024 and 2023, inventories consisted of the following balances:

	As of December 31,
	2024	2023
Inventories, net	$2,171,252	$1,997,526

6. Lease

For the years ended December 31, 2024, 2023 and 2022, the Group subsisted of the following non-cancellable lease arrangements.

Description of lease	Lease term
Office premise at 33/F of Sunshine Plaza, Hong Kong	1-year fixed term lease from January 1, 2022 to December 31, 2023 1-year fixed term lease from January 1, 2023 to December 31, 2023 1-year fixed term lease from January 1, 2024 to December 31, 2024
Warehouse at Unit 1209 of Riley House, Hong Kong	1-year fixed term lease from January 1, 2022 to December 31, 2022 1-year fixed term lease from January 1, 2023 to December 31, 2023

ASC 842-20 defines a short-term lease as a lease whose lease term, at commencement, is 12 months or less and that does not include a purchase option whose exercise is reasonably certain. The lease terms of the lease arrangements during the years ended December 31, 2024, 2023 and 2022 were 1-year fixed terms without renewal or purchase options. These leases meet the definition of short-term leases. Pursuant to ASC 842, the Group elects not to recognize these leases on its balance sheet. Accordingly, this results in the recognition of the Group’s lease payments on a straight-line basis over the lease terms in a manner similar to how operating leases were accounted for under ASC 840. For the years ended December 31, 2024, 2023 and 2022 the short-term lease expenses were $76,894, $118,786 and $118,765, respectively.

The lease for the office premise at 33/F of Sunshine Plaza, Hong Kong was renewed in January 2025. There were no lease commitments as of December 31, 2024 and 2023.

7. Property and Equipment, Net

As of December 31, 2024 and 2023, property and equipment, net, consisted of the following:

	As of December 31,
	2024	2023
Furniture and fixture	$117,710	$117,059
Office equipment	27,671	27,518
Motor vehicle	82,793	82,335
Less: accumulated depreciation	(227,149)	(224,684)
Total property and equipment, net	$1,025	$2,228

Depreciation expenses were $1,210, $1,712 and $2,265 for the years ended December 31, 2024, 2023 and 2022, respectively.

Top Win International Limited
Notes to Consolidated Financial Statements

8. Prepayments and Other Current Assets, Net

	As of December 31,
	2024	2023
Trade deposits	$530,691	$529,624
Prepaid expenses	75,118	9,486
Tax recoverable	18,891	—
Other assets	779	711
Less: allowance for expected credit losses	(2)	(2)
Total prepayments and other current assets, net	$625,477	$539,819

The movement of allowances for expected credit losses is as follow:

	As of December 31,
	2024	2023
Balance at January 1	$2	$1
Provision for expected credit losses	—	1
Balance at December 31	$2	$2

9. Investments in Life Insurance Policies

As of December 31, 2024 and 2023, the investments in life insurance policies consisted of the following:

	As of December 31,
	2024	2023
Sun Life Insurance policy(i)	$—	$604,313
BOC Life Insurance policy(ii)	—	213,157
Total investments in life insurance policies	$—	$817,470

(i)	Sun Life Insurance policy:

On August 13, 2012, the Group entered into a life insurance policy with Sun Life Insurance Company of Canada (“Sun Life Insurance”) to insure the life of Sit Yau Chiu who was the key person of Top Win Hong Kong until 2023 and is the father of Mr. Sit Hon. The Group is the policy owner and beneficiary of the insurance policy. The Group paid a total premium of $517,350 at the beginning of the policy. Death compensation under the policy is $2,000,000. The Group can surrender the life insurance policy at any time with no restrictions and will receive the cash surrender value at the date of termination. This value is determined by the premium paid plus accumulated interest earned, minus the accumulated insurance policy charges and surrender charges, as defined under the policy and provided by the insurer.

As of December 31, 2023, the investments in the Sun Life Insurance policy were recognized at their cash surrender values of $604,313, as defined under the policy.

As of December 31, 2023, the investments in the Sun Life Insurance policy have been pledged to DBS for a banking facility of HK$10,500,000 (approximately $1,344,275) extended to the Group.

On May 31, 2024, the Group decided to liquidate its investments in life insurance policies in order to maintain higher liquidity and seek better investment opportunities. Accordingly, the Group resolved to dispose of the investments in the Sun Life Insurance policy to Mr. Sit Hon at a consideration of $604,313. No gain or loss was recognized upon the disposal. Under the transfer agreement, all interests, benefits, and any other proceeds related to or generated from Sun Life Insurance policy would be transferred to Mr. Sit Hon since May 31, 2024.

(ii) BOC Life Insurance policy:

On November 14, 2017, the Group entered into a life insurance policy with BOC Group Life Insurance Company Limited (“BOC Life Insurance”) to insure the life of Sit Yau Chiu who was the key person of Top Win Hong Kong until 2023 and is the father of Mr. Sit Hon. The Group is the policy owner and beneficiary of the insurance policy. The Group paid a total premium of approximately $211,271 at the beginning of the policy. Death compensation under the policy is approximately $604,979. The Group can surrender the life insurance policy at any time with no restrictions and will receive the cash surrender value at the date of termination. This value is determined by the premium paid plus accumulated interest earned,minus the accumulated insurance policy charges and surrender charges, as defined under the policy and provided by the insurer. Since the life insurance policy can be terminated by the Group at any time, it is recognized as a current asset on the consolidated balance sheets

Top Win International Limited
Notes to Consolidated Financial Statements

9. Investments in Life Insurance Policies (cont.)

As of December 31, 2023, the investments in the BOC Life Insurance policy were recognized at their cash surrender values of $213,157, as defined under the policy.

On May 31, 2024, the Group decided to liquidate its investments in life insurance policies in order to maintain higher liquidity and seek better investment opportunities. Accordingly, the Group resolved to dispose of the investments in the BOC Life Insurance policy to Mr. Sit Hon at a consideration of $213,157. No gain or loss was recognized upon the disposal. Under the transfer agreement, all interests, benefits, and any other proceeds related to or generated from BOC Life Insurance policy would be transferred to Mr. Sit Hon since May 31, 2024.

10. Bank Borrowings

As of December 31, 2024 and 2023, bank borrowings consisted of the following:

				Outstanding
	Nature of			principal amount
	banking		Amount of	as of December 31,
Bank facility Provider	facility	Tenor	banking facility	2024	2023
Shanghai Commercial Bank (“SCB”)	Revolving trade financing	Maximum 120 days	HK$35,000,000 (approximately $4,480,918)	$1,761,048	$1,646,597
SCB	Installment loan	Fully repayable by March 27, 2037 in monthly installments.	HK$33,545,132 (approximately $4,294,656)	3,416,955	3,575,653
DBS Bank (Hong Kong) Limited (“DBS”)	Accounting payable financing	Maximum 120 days	HK$10,500,000 (approximately $1,344,275)	—	550,039
				5,178,003	5,772,289
Less: non-current portion				(3,225,899)	(3,411,887)
Bank borrowings, current				$1,952,104	$2,360,402

These bank borrowings were primarily obtained for general working capital.

SCB banking facility

Under the banking facility letter dated May 5, 2020 and subsequent amendments made on October 21, 2021, Shanghai Commercial Bank Limited (“SCB”), a bank in Hong Kong, extended a banking facility to Top Win and Top Pride International Ltd. (“Top Pride”). Top Pride was a related party of the Company up to October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. The facility comprises:

(i)	trade financing of HK$35,000,000 (approximately $4,480,918) or an equivalent amount in other currencies shared between the Group and Top Pride and at an interest rate of 2% p.a. over 1-month HIBOR for Hong Kong Dollars, 2% p.a. over the applicable Benchmark for U.S. Dollars, Euros, and Swiss Francs, and 2% p.a. over 1-month SIBOR for Singapore Dollars, with a minimum interest rate at 3.75% p.a. for U.S. Dollars, Euros, and Swiss Francs, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the consolidated balance sheets since they are scheduled to mature within one year;

(ii)	instalment loan of HK$33,545,132 (approximately $4,294,656) to the Group at an interest rate of 2% p.a. over 1, 2, or 3-month HIBOR, to be repaid in full by March 27, 2037 in monthly installments. Among the outstanding principal of $3,416,955, $191,056 is repayable within one year by installments and is classified as current liability, whilst the remaining portion of $3,225,899 is long-term obligation and is reclassified as long-term liability on the consolidated balance sheets.

Top Win International Limited
Notes to Consolidated Financial Statements

10. Bank Borrowings (cont.)

The securities provided under the SCB banking facility include (i) a pledge of the property located at 33/F, Sunshine Plaza, 353 Lockhart Road, Hong Kong, which is owned by New Harvest Investment Holding Ltd (“New Harvest”), a company controlled by Mr. Sit Hon; (ii) a personal guarantee given by Mr. Sit Hon in the amount of HK$96,100,000 (approximately $12,000,000). No other significant covenants are identified in the SCB banking facility.

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

As of December 31, 2024 and 2023, the Company utilized revolving trade financing in the amounts of $1,761,048 and $1,646,597, respectively, and installment loan totaling $3,416,955 and $3,575,653 under the SCB banking facility. As of December 31, 2024 and 2023, Top Pride did not utilize the shared banking facility extended by SCB.

DBS banking facility

On November 30, 2021, DBS Bank (Hong Kong) Limited extended a banking facility to the Group and its related party, Top Pride. The facility comprises account payable financing HK$10,500,000 (approximately $1,344,275) shared between Top Win and Top Pride, at an interest rate of 2% p.a. over the 1-month HIBOR for Hong Kong Dollars and 2% p.a. over the bank’s 1-month cost of funds for other currencies, with a minimum interest rate at 3.75% p.a. for currencies other than Hong Kong Dollars, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the consolidated balance sheets since they are scheduled to mature within one year.

The securities provided under the DBS banking facility include: (i) a cash deposit of HK$2,944,490 (approximately $376,972) placed by Top Win in favour of DBS with all interest accrued thereon for the account; (ii) personal guarantee and indemnity for an unlimited amount executed by Mr. Sit Hon; (iii) a guarantee and indemnity for an unlimited amount executed by Mrs. Ho Ling Fung, who is Mr. Sit Hon’s mother; (iv) guarantee and indemnity for an unlimited amount executed by New Harvest; (v) guarantee and indemnity for an unlimited amount executed by Top Pride; and (vi) assignment of the Sun Life Insurance policy.

On September 24, 2024, DBS Bank (Hong Kong) Limited amended certain terms of its banking facility. The interest rate for account payable financing in currencies other than Hong Kong Dollars was adjusted to 1.75% p.a. over the bank’s 1-month cost of funds for those currencies, with a minimum interest rate of 3.5% p.a. The interest rate for Hong Kong Dollars remains unchanged from the original bank facility letter. Additionally, the security in the form of “a guarantee and indemnity for an unlimited amount executed by Mrs. Ho Ling Fung” was removed from the bank facility letter. For the years ended December 31, 2024, and 2023, the Group met all covenant requirements under the banking facility.

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

As of December 31, 2024 and 2023, the Company utilized accounting payable financing in the amounts of $nil and $550,039, respectively, under the DBS banking facility. As of December 31, 2024 and 2023, Top Pride did not utilize the shared banking facility extended by DBS.

For the years ended December 31, 2024, 2023 and 2022, the weighted average annual interest rates for the bank loans were approximately 5.47%, 5.84% and 2.91%, respectively. Interest expenses for the years ended December 31, 2024, 2023 and 2022, were $283,024, $336,817 and $170,535, respectively.

The table below summarizes the remaining contractual maturities of the bank borrowings as of December 31, 2024. The bank borrowings are categorized by the years in which repayments are due:

During the years ended December 31,
2025	$2,162,215
2026	401,167
2027	401,167
2028	401,167
2029 and after	3,309,631
Total repayments of bank loans	6,675,347
Less: imputed interest	(1,497,344)
Balance recognized as at December 31, 2024	$5,178,003

As of the April 30, 2025, a total of $1,825,758 of the bank loans been repaid.

Subsequently, on January 14, 2025, DBS Bank (Hong Kong) Limited further amended certain terms of its banking facility. The facility limit for Accounts Payable Financing was adjusted from HK$10,500,000 (approximately $1.3 million) to HK$4,500,000 (approximately $0.6 million). Additionally, the security in the form of “assignment of the Sun Life Insurance policy” was removed, and the security term “personal guarantee and indemnity for an unlimited amount executed by Mr. Ngai Kwan” was added in the bank facility letter.

Top Win International Limited
Notes to Consolidated Financial Statements

11. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on June 27, 2024. The authorized number of ordinary shares was 50,000 shares and the outstanding number of ordinary shares was 10,000, with par value of $1 per share, at the date of incorporation.

The issuance of these shares is considered as a part of the reorganization of the Company, and is retroactively applied as if the transaction occurred at the beginning of the period presented.

On September 16, 2024, two investors, Mr. Kelven Wong and Mr. Ngai Ming Yuk, separately entered into a private placement subscription agreement and a registration rights agreement with the Company. Under these agreements, Mr. Kelven Wong and Mr. Ngai Ming Yuk subscribed for 1,100 ordinary shares allotted by Top Win, representing approximately 10% of its entire issued share capital after the allotment, for a total consideration of US$2,000,000. The allotment of these 1,100 ordinary shares was accounted for prospectively and was recognized by the Company on September 16, 2024. After the allotment, the Company has 11,100 ordinary shares, with a par value of $1 per share, in issue.

On November 20, 2024, the Company effected a 2000 to 1 share split/share subdivision, resulting in a change of par value of the Ordinary Shares from US$1 to US$0.0005. According to ASC 505-10-S99-4, such share split/share subdivision is retroactively applied as if the transaction occurred at the beginning of the period presented. Pursuant to such resolutions approved by its shareholders, as of the date of this report, the authorized share capital is US$50,000 divided into 100,000,000 Ordinary Shares of a par value of US$0.0005 each, and the number of issued and outstanding Ordinary Shares has been subdivided from 11,100 shares to 22,200,000 shares.

Subsequent to the end of the reporting period, on April 1, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell, in a firm commitment underwritten public offering (the “Offering”), an aggregate of 2,664,000 Ordinary Shares at a public offering price of $4.00 per share. The Company also granted the Underwriters a 45-day option to purchase up to an additional 399,600 Ordinary Shares to cover over-allotments, if any.

On April 2, 2025, the Company’s Ordinary Shares commenced trading on the Nasdaq Capital Market under the ticker symbol “TOPW.” On April 3, 2025, the Company closed the Offering of 2,664,000 Ordinary Shares at the offering price of $4.00 per share. The gross proceeds to the Company from the Offering, before deducting underwriting discounts, non-accountable expense allowance, and offering-related expenses, were approximately $10.66 million.

Subscription receivables

As at December 31, 2023, the balance represents the outstanding subscription consideration for the 10,000 ordinary shares of the Company, and is recognized as deduction of equity. The consideration had been fully settled by netting off with the amount due to a related party as of December 31, 2024.

12. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

Top Win Hong Kong is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended December 31, 2024, 2023 and 2022, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2 million (approximately $255,395) of assessable profits is 8.25% whereas assessable profits above HK$2 million (approximately $255,395) will be subject to an income tax rate of 16.5%.

The current and deferred portions of the income tax expense included in the consolidated Statements of Operations and comprehensive (loss) income as determined in accordance with ASC 740 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Current income tax expenses	$—	$19,197	$4,548
Deferred income tax benefits	(8,615)	(3,074)	(474)
Total income tax (benefits) expenses	$(8,615)	$16,123	$4,074

Top Win International Limited
Notes to Consolidated Financial Statements

12. Income Taxes (cont.)

A reconciliation of the difference between the expected income tax expenses computed at Hong Kong income tax rate of 16.5% and the Group’s reported income tax expense is shown in the following table:

	For the Years Ended December 31,
	2024	2023	2022
(Loss) Income before income tax expense	$(50,834)	$212,850	$76,064
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Computed income tax (benefit) expense with Hong Kong statutory income tax rate	$(8,388)	$35,120	$12,551
Non-taxable income	(227)	(18)	(5,098)
Non-deductible expenses	—	984	2,703
Effect of tax concession	—	(383)	(766)
Effect of preferential tax rates in Hong Kong	—	(19,580)	(5,316)
Income tax (benefits) expenses	$(8,615)	$16,123	$4,074

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Allowance for credit loss	$—	$896
Depreciation of property and equipment	1,949	2,195
Write-downs of inventories	152,352	147,124
Net operating losses carry forwards*	5,403	—
Total deferred tax assets	$159,704	$150,215

*	The net operating losses carry forwards of the entity in Hong Kong are $32,597 and nil as of December 31, 2024 and 2023, respectively, which can be carried forward without an expiration date.

Movement of the Group’s deferred tax assets during the years is as follows:

	2024	2023
Balance at January 1	$150,215	$147,311
Deferred income tax benefit recognized during the year	8,615	3,074
Exchange rate differences	874	(170)
Balance at December 31	$159,704	$150,215

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024, 2023 and 2022, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Top Win International Limited
Notes to Consolidated Financial Statements

13. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Group
New Harvest Investment Holdings Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024
Top Pride International Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024
Mr. Sit Hon	Former controlling shareholder of Top Win Hong Kong from October 25, 2018 to October 29, 2024, and former director of Top Win Hong Kong from April 19, 2018 to October 29, 2024
Mr. Ngai Kwan	Director of the Company since August 7, 2024

b. Transactions with related parties

		For the Years Ended December 31,
Name	Nature	2024	2023	2022
New Harvest Investment Holdings Limited(1)	Lease expense of the office premise	$64,078	$76,636	$76,623
Top Pride International Limited(2)	Lease expense of the warehouse	—	42,150	42,143
Top Pride International Limited(3)	Inventory management service	—	—	85,562
Mr. Sit Hon(4)	Transfer of life insurance policies	817,470	—	—

(1)	The amount for the years ended December 31, 2024, 2023 and 2022 represented the lease expense charged by New Harvest for the lease of office premise at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The amount for the year ended December 31, 2024 represented the lease expense from January 1, 2024 to October 29, 2024, the date that New Harvest ceased to be a related party of the Group.

(2)	The amount for the years ended December 31, 2023 and 2022 represented the lease expense charged by Top Pride for the lease of warehouse at Unit1208 on 12/F, Riley House, No. 88 Lei Muk Road, Kwai Chung, New Territories, Hong Kong. The Group chose not to renew the lease contract in 2024.

(3)	The amount for the year ended December 31, 2022 represented expense related to the inventory management service provided by Top Pride to the Group, including the monitoring, checking and packaging of goods, warehouse management service and logistic services. There was no such service provided and expense incurred for the year ended December 31, 2023.

(4)	On May 31, 2024, the Group resolved to dispose of the investments in of Sun Life Insurance policy and BOC Life Insurance policy to Mr. Sit Hon at a consideration of $817,470. No gain or loss was recognized upon the disposal. Please refer to Note 9 for details.

c. Balances with related parties

		As of December 31,
Name	Nature	2024	2023
Mr. Sit Hon(4)	Amount due from a director	$—	$420,686
Mr. Ngai Kwan(5)	Amount due from a director	10,000	—

(4)	The outstanding balance as of December 31, 2023, represented advances made to Mr. Sit Hon by the Group to facilitate his personal needs. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled during the year ended December 31, 2024.

(5)	The outstanding balance as of December 31, 2024, represented advances made to Mr. Ngai Kwan by the Group to facilitate his personal needs. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled as of the date of this report.

Top Win International Limited
Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Commitments

As of December 31, 2024 and 2023, the Group had neither significant financial nor capital commitment.

Contingencies

As of December 31, 2024 and 2023, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

15. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM considers that the Group has only one principal revenue stream, which is the trading of luxury watches. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Group’s revenue is derived in Hong Kong with all operations being carried out in Hong Kong, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Group primarily utilizes the net (loss) income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment:

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$17,619,363	$18,814,420	$14,225,156
Cost of revenue	(16,202,583)	(17,442,190)	(12,962,555)
Selling and marketing expenses	(58,764)	(163,579)	(221,053)
General and administrative expenses	(1,129,609)	(681,891)	(848,033)
Other segment expenses	(270,626)	(330,033)	(121,525)
Net (loss) income of single operating segment	$(42,219)	$196,727	$71,990

16. Subsequent Events

The Group evaluated all events and transactions that occurred after December 31, 2024, other than the event disclosed elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.