Form 20-F
period 2025-12-31
AsiaStrategy
filed 2026-04-30
CIK 2033515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-42572

AsiaStrategy

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

(Address of Principal Executive Offices)

Kwan Ngai

Telephone: +852 28157988

Email: info@topw.com.hk

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0005 per share	SORA	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,864,000 Ordinary Shares, par value $0.0005 per share issued and outstanding as of December 31, 2025.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

AsiaStrategy

Annual Report on Form 20-F

For the year ended December 31, 2025

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum of association and the articles of association of Top Win (as defined below);

●	“AsiaStrategy” and “Company” refers to AsiaStrategy, (f.k.a. Top Win International Limited) the Cayman Islands holding company, incorporated on July 27, 2024;

●	“BVI” refers to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” refers to Sora Ventures Global Limited (f.k.a. Pride River Limited), a company incorporated under the laws of the British Virgin Islands on June 4, 2024, which is controlled by Mr. Jason Fang, our co-CEO, director and chairman of the board;

●	“Grand Moon” refers to Grand Moon International Limited, a company incorporated under the laws of the British Virgin Islands on June 4, 2024, an intermediate holding company directly and wholly owned by AsiaStrategy;

●	“Ordinary Shares” refers to the ordinary shares of Top Win (as defined below), par value of US$0.0005 per share;

●	“FY2025”, “FY2024” and “FY2023” refer to fiscal year ended December 31, 2025, 2024 and 2023, respectively;

●	“Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Memorandum and Articles of Association” refers to the memorandum of association and the articles of association articles of association of Top Win (as defined above) adopted on June 27, 2024;

●	“Operating Subsidiary” refers to Top Win Hong Kong (as defined below), the indirectly wholly-owned subsidiaries of Top Win, through Grand Moon International Limited, unless otherwise specified;

●	“PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” or “Chinse government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Top Win International Trading”, “Top Win Hong Kong”, “Top Win” or “Operating Subsidiary” refers to Top Win International Trading Limited, a company with limited liability under the laws of Hong Kong on June 15, 2001;

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“We”, “Group”, “us”, “or “our” refer to AsiaStrategy, the Cayman Islands holding company and its subsidiaries.

This annual report contains translations of certain Hong Kong dollar amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. All reference to “HK dollars”, “HKD”, or “HK$” are to Hong Kong dollars. The relevant exchange rates are listed below:

	For the years ended December 31,
	2025	2024	2023
Average rate	7.7956	7.8030	7.8292

	As of December 31,
	2025	2024
Year-end spot rate	7.7833	7.7677

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

You should refer to the section titled “Item 3. Key Information — D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Corporate Group Structure

The chart below illustrates our current corporate structure:

AsiaStrategy (SORA)
Cayman Islands
Listed at Nasdaq
100%
Grand Moon International Limited
British Virgin Islands
100%
AsiaStrategy (BVI) Limited
British Virgin Islands
100%
AsiaStrategy Topwin SG Pte. Limited
Singapore
100%
Top Win International Trading Limited
Hong Kong
100%
100%
AsiaStrategy Topwin Limited
Hong Kong
100%
Top Asia Capital Limited
British Virgin Islands

AsiaStrategy (f.k.a. Top Win International Limited) was incorporated as a Cayman Islands exempted company with limited liability on June 27, 2024 under the laws of the Cayman Islands, solely to serve as the holding company for our listing on Nasdaq. As of the date of this annual report, AsiaStrategy is authorized to issue a maximum of 100,000,000 Ordinary Shares of par value US$0.0005 each, of which 24,864,000 Ordinary Shares are issued and outstanding.

AsiaStrategy is a holding company and is not actively engaged in any business, and it conducts operations mainly through our Operating Subsidiary, Top Win International Trading Limited (“Top Win Hong Kong”) incorporated under the laws of Hong Kong, on June 15, 2001. Top Win Hong Kong is our operating entity engaged in the trading of luxury watches and is indirectly wholly-owned by Top Win through Grand Moon International Limited, an intermediate holding company. Grand Moon International Limited (“Grand Moon”) was incorporated on June 4, 2024 under the laws of the British Virgin Islands.

In addition, other subsidiaries within our group include AsiaStrategy Topwin SG Pte. Limited, AsiaStrategy (BVI) Limited, AsiaStrategy Topwin Limited, Top Asia Capital Limited, which are primarily investment holding companies with no substantive operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure”.

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

Our auditor, J&S Associate PLT, the independent registered public accounting firm, as a firm headquartered in Malaysia and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this annual report, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our listing, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Ordinary Shares — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Ordinary Shares. AsiaStrategy (f.k.a. Top Win International Limited) is a holding company with substantial all of its operations in China and Hong Kong and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

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

Risks Relating to Our Business and Operations

●	If we fail to manage and expand our relationships with suppliers of luxury watches, or otherwise fail to procure products on favorable terms and quality, our business, financial condition, and results of operations may be materially and adversely affected.

●	We do not have direct contractual or business relationships with luxury watch brand owners, and as a result we may face legal risks from potential liability for goods sold by us, outside brand owners’ authorized distribution channels and potential claims related to “parallel import” activities, and we may also face commercial risks from actions by luxury brand owners.

●	We depend on a small number of clients to derive a significant portion of our revenues and the loss of any of these clients could have a material adverse effect on our business.

●	We rely on a limited number of vendors for a significant portion of our purchases, and the loss of any of these vendors could have a material adverse effect on our business.

●	We may be exposed to credit risks in relation to defaults from customers.

●	We trade worldwide and as such are exposed to currency fluctuation risks.

●	We are exposed to interest rate risks.

●	If we fail to manage our inventory effectively, the results of operations, financial condition and liquidity may be materially and adversely affected.

●	Any changes or disruption in our shipping arrangements or any interruptions in shipping could adversely affect our results of operations.

●	We are subject to credit risk in relation to the collectability of our trade receivables from customers.

●	Our holdings of bitcoin expose us to risks associated with digital assets, including price volatility, evolving regulatory and tax treatment, and risks relating to the custody and security of such assets, any of which could materially and adversely affect our financial condition and results of operations.

●	If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

●	We face risks relating to the custody of our digital assets, including the loss or destruction of private keys required to access our digital assets and cyberattacks or other data loss relating to our digital assets.

●	Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our listed securities.

●	If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of our shares, could constrain our future activities, and could materially and adversely affect our business, results of operations, and financial condition.

●	We may incur liability or become subject to claims or penalties for counterfeit, infringing, illegal or stolen products inadvertently sold by us or through us, and our reputation and results of operations could be materially and adversely affected.

●	We depend on our in-house team of trained experts, to ensure the authenticity of the luxury watches we sell. If we fail to identify counterfeit goods or it is unable to recruit and train qualified professionals for quality control and assurance, our business may be materially and adversely affected.

●	Our revenue flow is subject to seasonality and a variety of factors.

●	We may implement business strategies and future plans that may not be successful.

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

●	Our business depends to a significant extent upon general economic conditions, consumer demand, preferences and discretionary spending patterns, we may be adversely affected if our customers’ purchasing patterns change due to negative economic trends.

●	We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

●	Acts of God, acts of war, epidemics and other disasters could materially and adversely affect our business.

●	Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

●	We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

●	We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

●	We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

●	We may not be able to obtain finance from time to time to fund our operations and maintain growth.

Risks Related to Doing Business in Hong Kong

●	All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’ operations and/or the value of the securities we are offering.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

●	Political risks, including the potential imposition of tariffs, could have an adverse impact on our business operations in Hong Kong.

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Risks Relating to Our Corporate Structure

●	Our corporate actions are substantially controlled by our controlling shareholder which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, and which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment.

●	Our current corporate structure involves unique risks to investors.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

Risks Related to our Ordinary Shares

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We incurred increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

Risks Relating to Our Business and Operations

If we fail to manage and expand our relationships with suppliers of luxury watches, or otherwise fail to procure products on favorable terms and quality, our business, financial condition, and results of operations may be materially and adversely affected.

We source substantially all luxury watch items from both authorized or independent watch distributors, luxury watch wholesaler, or dealers worldwide. Maintaining stable relationships with these suppliers is important to the growth of our business. In particular, we depend on our ability to procure products on favorable pricing terms. Our current suppliers network allows us to select the best prices and quality watches for our operation. However, there is no guarantee that the volume of supplies and stability will continue in the future. If we receive fewer offers from our suppliers than in the past, we may be unable to maintain stable inventory levels, which could hinder our ability to promptly supply the watches our customers desire. This could adversely affect our business operations and financial performance.

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

We receive a significant portion of our net revenues from a limited number of major clients. For the year ended December 31, 2025, there were two customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 37% of our total revenue for the year. For the year ended December 31, 2024, there were two customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 33% of our total revenue for the year. For the year ended December 31, 2023, there were three customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 40% of our total revenue for the year. Although our business does not heavily depend on any single client, the loss of one or more of these clients, or a significant reduction in the volume of their purchases, could materially and adversely affect our business and financial performance in the short term. This is particularly because we do not have long-term agreements with these clients; instead, sales are made on an order-by-order basis. Consequently, there is no guarantee that these clients will continue to make purchases from us at current levels, or at all. Additionally, due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these clients, our revenue, financial condition and results of operations will be negatively and materially impacted in the short term.

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

Although we operate as a watch trading company, we purchase a significant portion of our supplies from a few major vendors. For the year ended December 31, 2025, four vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these four vendors accounted for 31%, 18%, 13% and 11% of the Group’s total purchase, respectively. For the year ended December 31, 2024, three vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these three vendors accounted for 25% and 18% and 10% of the Group’s total purchase, respectively. For the year ended December 31, 2023, two vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these two vendors accounted for 64% and 14% of the Group’s total purchase, respectively. While we receive numerous offers daily from authorized dealers, distributors, and brand owners worldwide, and while these offers may be comparable to those from our existing vendors, the specific terms would need to be renegotiated if we want to engage with new vendors. Although identifying alternative vendors will not pose a significant challenge, losing one or more key vendors could lead to short-term difficulties, such as negotiating favorable terms or pricing with new suppliers. We believe that over the long term, we will be able to find alternative vendors without significant disruption to our operations.

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

Our exposure to credit risk may be influenced mainly by the individual characteristics of each customer and may be concentrated on few numbers of customers. As of December 31, 2025, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and accounted for 98% of the total balances of accounts receivables. As of December 31, 2024, there was no customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivables. Although we will monitor our exposure to credit risk on an ongoing basis and make periodic judgment on impairment of overdue receivables based on the likelihood of collectability, we cannot assure you that all of our customers are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

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

We are exposed to interest rate risks.

As of December 31, 2025, 2024 and 2023, we had outstanding bank loans of approximately US$4.2 million, US$5.2 million and US$5.8 million, respectively. The Group is exposed to floating interest rate risk on bank borrowings, particularly during periods when the interest rate is expected to significant changes. On the other hand, the deposited cash raised by our fundraising generates interest income, and it is also exposed to floating interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

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

Our holdings of bitcoin expose us to risks associated with digital assets, including price volatility, evolving regulatory and tax treatment, and risks relating to the custody and security of such assets, any of which could materially and adversely affect our financial condition and results of operations.

Our digital asset holding strategy exposes us to various risks, including the following. Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below US$65,000 per bitcoin and above US$120,000 per bitcoin on the Coinbase exchange. The trading price of bitcoin significantly decreased during prior periods, and such declines may occur again in the future. Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the bitcoin we own in custody accounts at institutional-grade custodians, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized or with asset coverage provided by bitcoin, or create or expose additional counterparty risks.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

Substantially all of the digital assets we own is held in custody accounts at institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our digital assets. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over US$400 million in digital assets from customers. In 2025, Coinbase reported that criminals bribed certain of its non-U.S. employees to steal customer data to use in social engineering attacks. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. Emerging technologies, such as AI-driven cyberattacks and the potential for quantum computing, could introduce new vulnerabilities in our systems, potentially rendering traditional cryptographic techniques less effective and exposing us to more sophisticated forms of cyberattacks. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Novel methods, such as those utilizing AI or quantum computing, may be even more difficult to detect and defend against. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, including potential proliferation of malware into systems unrelated to such conflicts.

We face risks relating to the custody of our digital assets, including the loss or destruction of private keys required to access our digital assets and cyberattacks or other data loss relating to our digital assets.

We hold our digital assets with regulated custodians that have duties to safeguard our private keys. Our digital assets holdings may be concentrated with a single custodian from time to time, which may enhance our risk of losses. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our digital assets, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our digital assets, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

The insurance policies maintained by our custodians are shared among all of such custodian’s customers and are not specific to us, and there can be no guarantee that such insurance will be maintained as part of the custodial services available to us, or that such coverage will be available or sufficient to cover losses with respect to our digital assets. Additionally, we do not maintain separate insurance to cover our potential digital assets losses. Furthermore, our custodians are not members of the Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) and, therefore, deposits held with or assets held by the custodians are not subject to protections available to depositors with FDIC or SIPC member institutions. Moreover, our use of custodians exposes us to the risk that the digital assets our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such digital assets. Any loss associated with such insolvency proceedings is unlikely to be covered by the insurance coverage our custodians maintain related to our digital assets.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our listed securities.

We hold digital assets on our balance sheets. While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our bitcoin strategy, and our business and operations, and may also require us to substantially change the manner in which we conduct our business. In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of our shares, could constrain our future activities, and could materially and adversely affect our business, results of operations, and financial condition.

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940, or the 1940 Act. Certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities.

We seek to conduct our operations so that we do not meet the definition of “investment company” under the 1940 Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the 1940 Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would materially and adversely affect the liquidity and value of the shares. We would also be unable to raise capital through the sale of securities in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

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

Currently, our operations are mainly conducted in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

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

Our success is to a large extent attributable to our executive director’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our products, and overall management of our operations. In addition, our sales team has contributed significantly to our past success. Their sensitivity to the trends of watch trading industry is essential to our business. Further, our team of executive officers and sales possess extensive industry contacts and knowledge and are familiar with our business operations and have established good relationships with our customers.

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

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our IPO, we were a private company mainly operating our businesses in Hong Kong. As a result of the IPO, our Company became subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has limited experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal control over financial reporting. Prior to the initial public filing, we were a group of private companies with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have no operations in Mainland China. Our Operating Subsidiary Top Win Hong Kong is located in and operates our business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

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

Our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be Mainland China individuals, in connection with our business and operations and for “Know Your Customers” purposes. The Measures for Cybersecurity Review (2021), PRC Data Security Law, the PIPL, and the Draft Overseas Listing Regulations currently does not have an impact on our business, operations, nor do we or our Hong Kong subsidiaries are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiaries’ operations and our Offering, as our Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiaries were incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PIPL, the Draft Overseas Listing Regulations and the Trial Administrative Measures do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one million users and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong, and we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this annual report, neither of our Operating Subsidiary has been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we have not been notified by any authorities of being classified as an Operator. Therefore, based on the PRC laws and regulations effective as of the date of this annual report and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor our Operating Subsidiary in Hong Kong are currently required to obtain any permission or approval from any PRC government authorities, including the CSRC and CAC, to operate our business or to offer our securities to foreign investors. As of the date of this annual report, neither we nor our Operating Subsidiary have ever applied for any such permission or approval.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our entities in Hong Kong, Singapore and Cayman Islands, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

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

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business or face other penalties which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, as the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign companies, investment, or financial institutions and any third parties or customers dealing with any foreign entities that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent the majority of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Political risks, including the potential imposition of tariffs, could have an adverse impact on our business operations in Hong Kong.

Our operations are mainly in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

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

Risks Relating to Our Corporate Structure

Our corporate actions are substantially controlled by our controlling shareholder which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, and which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment.

Sora Ventures Global Limited (f.k.a. Pride River Limited), our Controlling Shareholder, which is controlled by Mr. Jason Fang, our co-CEO, director and chairman of the board, beneficially owns 58.1% of our total issued and outstanding Ordinary Shares, representing 58.1% of the total voting power. Accordingly, Sora Ventures Global Limited has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

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

Our current corporate structure involves unique risks to investors.

AsiaStrategy (f.k.a. Top Win International Limited) is a holding company incorporated in Cayman Islands. As a holding company with no material operations, AsiaStrategy conducts all its operations through its operating entities, including Top Win International Trading Limited, incorporated in Hong Kong. Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiary, but rather purchasing the equity interests solely of AsiaStrategy, the Cayman Islands holding company. This structure involves unique risks to the investors, and the PRC regulatory authorities, through Hong Kong Government, could disallow this structure, which would likely result in a material change in AsiaStrategy’s operations and/or a material change in the value of the securities of AsiaStrategy, including that such event could cause the value of such securities to significantly decline or become worthless.

The majority of our operations are conducted by our Operating Subsidiary in Hong Kong. We do not have any operation or maintain office or personnel in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. We are subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, having all of its operations to date in Hong Kong and having some customers who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or the Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

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

AsiaStrategy is a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between AsiaStrategy and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to AsiaStrategy and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between AsiaStrategy and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, except for Mr. Shuo, CHEN, who is a United States resident, all of our other executive officers, directors and senior management are located in Hong Kong or other jurisdictions outside of the United States, and the substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if the shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands may render the investors unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Our auditor, J&S Associate PLT, the independent registered public accounting firm that issued the audit report included in this annual report, as a firm headquartered in Malaysia and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and as of the date of this annual report, our auditor is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

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

The trading prices of our Ordinary Shares may be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

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

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently, we have elected to rely on certain home country practices with respect to our corporate governance. Hence, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We incurred increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

After our IPO, we became a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

AsiaStrategy (f.k.a. Top Win International Limited) was incorporated as a Cayman Islands exempted company with limited liability on June 27, 2024 under the laws of the Cayman Islands to serve as the holding company of our group for our listing on Nasdaq. As of the date of this annual report, AsiaStrategy is authorized to issue a maximum of 100,000,000 Ordinary Shares of par value US$0.0005 each, of which 24,864,000 Ordinary Shares are issued and outstanding. The Ordinary Shares offered in this annual report are those of AsiaStrategy.

AsiaStrategy is a holding company and is not actively engaged in any business, and it conducts operations through our main Operating Subsidiary, namely Top Win International Trading Limited (“Top Win Hong Kong”) incorporated under the laws of Hong Kong, as well as other of our holding companies. Top Win Hong Kong is our main operating entity and is indirectly wholly-owned by Top Win through Grand Moon International Limited, an intermediate holding company. Grand Moon International Limited (“Grand Moon”) was incorporated on June 4, 2024 under the laws of the British Virgin Islands.

On July 25, 2024, the Company completed the reorganization through a series of planned transactions. As a result of the Reorganization, the Company became the holding company for Grand Moon and Top Win Hong Kong.

Our Corporate Structure

The chart below summarizes our corporate structure as of the date of this annual report:

AsiaStrategy (SORA)
Cayman Islands
Listed at Nasdaq
100%
100%
100%
Grand Moon International Limited
British Virgin Islands
AsiaStrategy (BVI) Limited
British Virgin Islands
AsiaStrategy Topwin SG Pte. Limited
Singapore
100%
Top Win International Trading Limited
Hong Kong
100%
100%
100%
AsiaStrategy Topwin Limited
Hong Kong
Top Asia Capital Limited
British Virgin Islands

Our Initial Public Offering

On December 5, 2023, the Company closed its initial public offering of 2,664,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share on the Nasdaq Capital Market (“Nasdaq”). The gross proceeds received from the initial public offering totaled US$10.7 million. The Company’s Ordinary Shares began trading on April 2, 2025 on the Nasdaq Capital Market under the ticker symbol “TOPW” (now trading under the symbol “SORA”).

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

Change of Directors and Officers

On April 24, 2025, the Board of Directors and Nominating Committee of the Company approved and confirmed the resignment of Ziyu ZHANG as a director and Chair of Audit Committee of the Company. Mr. ZHANG resigned for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter.

On April 24, 2025, the Board of Directors and Nominating Committee of the Company approved and confirmed the appointment of Jung Hui YEN as a director and Chair of Audit Committee of the Company.

On May 16, 2025, the board of directors of the Company appointed Mr. Jason Kin Hoi Fang as a director to the Board and Co-Chief Executive Officer of the Company. Mr. Fang was nominated by Sora Ventures Global Limited (f.k.a. Pride River Limited), which is the majority shareholder of the Company. On May 21, 2025, the board of directors of the Company appointed Mr. Fang as the Chairman of the Board.

On August 13, 2025, the board of directors of the Company appointed Mr. Tong Liu (Luke) as the Chief Investment Officer of the Company.

On February 28, 2026, the board of directors of the Company received the resignation of Mr. Xiaojun Wang as an independent director of the Company. There were no disagreements that caused Mr. Wang’s resignation.

On February 28, 2026, the board of directors of the Company appointed Mr. Yunming Tao as an independent director of the Company. Mr. Tao was also appointed to replace Mr. Wang as a member of the audit committee, a member of the compensation committee, and chairperson of our nominating committee on our board.

Change of Name and Trading Symbol

On May 27, 2025, the Company’s trading symbol for its ordinary shares was changed to “SORA” (from “TOPW”) on Nasdaq.

On August 5, 2025, Top Win International Limited held a shareholder meeting where shareholders approved the change of the name of the Company from “Top Win International Limited” to “AsiaStrategy”.

Recent Corporate Transactions

On August 15, 2025, the Company entered into certain securities purchase agreements (the “Securities Purchase Agreements”) with certain investors to issue convertible notes with an aggregate principal amount of US$10 million, at a purchase price of 100% of such principal, a term of three years, and an interest rate of 3.0% per annum (the “Notes”). Such Notes shall be convertible into the Company’s ordinary shares at an initial conversion price of US$4.64 per share. The form of the Securities Purchase Agreements, which includes the form of the Notes, is appended to this annual report as an exhibit. The closing of the sale and purchase of such Notes was completed on October 13, 2025. Pursuant to such closing, the Company received gross proceeds of US$10 million.

On August 27, 2025, the Company contributed $3,988,437 to a portfolio investment managed by Asia Strategy Partners LLC (“ASP LLC”), a Delaware limited liability company operating as a private equity fund. This contribution represented approximately 9.93% of the total portfolio of ASP LLC. ASP LLC is solely managed by SORA Ventures, which is ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025. The investment in ASP LLC is not redeemable due to its closed end structure, and transfers of interests are subject to restrictions requiring the prior written consent of the manager, which may be withheld at the manager’s sole discretion. As of December 31, 2025, the Group had no remaining unfunded commitments to ASP LLC. On September 10, 2025, ASP LLC subscribed for 46,241,995 newly issued ordinary shares of Bitplanet Co., Ltd. (“Bitplanet”) (KOSDAQ: 049470, formerly known as SGA Co., Ltd.), a company listed on the Korea Securities Dealers Automated Quotations market, and acquired an additional 11,473,850 ordinary shares from certain sellers. Upon completion of these transactions, ASP LLC held approximately 49.03% of Bitplanet’s total ordinary shares. Based on the Company’s capital contribution, the Group’s indirect attributable interest in ASP LLC’s investment in Bitplanet was 5,728,620 ordinary shares, representing approximately 4.87% of Bitplanet’s total issued ordinary shares.

On July 3, 2025, the Group, through AsiaStrategy SG, announced its intention to make a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (“DV8”) (SET: DV8), a public company listed on The Stock Exchange of Thailand. The offer price for the ordinary shares was THB 0.56 (fifty-six satang) per share and the offer price for the warrants was THB 0.01 (one satang) per unit. The tender offer period ended on August 20, 2025 and the tender offer was completed on August 22, 2025, whereupon AsiaStrategy SG was allocated 114,638,700 DV8 shares, representing approximately 7.07% of DV8’s total issued and paid-up share capital, for a total consideration of approximately THB 64.2 million (approximately $1,965,744). The investment in DV8 is measured at fair value because its fair value is readily determinable based on quoted market prices on the exchange. Gains and losses resulting from changes in fair value are recognized in the consolidated statements of operations and comprehensive income (loss). The investment was classified as current assets because the securities are available to be sold to meet liquidity needs when necessary.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our major shareholders will not be required to report equity holdings under Section 16 of the Exchange Act and our directors, executive officers and major shareholders will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

We have elected to follow certain Cayman Islands corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) below:

1.	Rule 5605(b)(1), which requires that the majority of the board of directors must be comprised of independent directors.

2.	Nasdaq Marketplace Rule 5605(b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

3.	Nasdaq Marketplace Rule 5620(a), which requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

4.	Nasdaq Listing Rule 5620(b), which requires that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

5.	Nasdaq Marketplace Rule 5635(a), which requires that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or substantial shareholder (as defined by Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

6.	Nasdaq Marketplace Rule 5635(b), which requires that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

7.	Nasdaq Marketplace Rule 5635(c), which requires that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for: (1) warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan); (2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the company’s independent compensation committee or a majority of the company’s independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the company at Market Value; (3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or (4) issuances to a person not previously an employee or director of the company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the company, provided such issuances are approved by either the company’s independent compensation committee or a majority of the company’s independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

8.	Nasdaq Marketplace Rule 5635(d), which requires that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. (A) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. (B) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

9.	Nasdaq Marketplace Rule 5250(b)(3), which requires that companies must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected (or, if they do not file proxy or information statements, no later than when the company files its next Form 10-K or Form 20-F).

10.	Nasdaq Marketplace Rule 5250(d), which requires among others that each company (including a limited partnership) shall make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC; Nasdaq companies that distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders; each company that is not a limited partnership and is subject to Rule 13a-13 under the Securities Exchange Act of 1934 shall make available copies of quarterly reports including statements of operating results to shareholders either prior to or as soon as practicable following the company’s filing of its Form 10-Q with the SEC; each company that is not a limited partnership and is not subject to Rule 13a-13 under the Securities Exchange Act of 1934 and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports.

The Company’s practices with regard to these requirements are not prohibited under any statutory legal provision of the Cayman Islands or the amended and restated memorandum and articles of association of the Company as currently in effect.

Corporate Information

Our principal executive office is located at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The telephone number of our principal executive office is +852 28157988. Our registered office and our registered agent’s office in the Cayman Islands are both located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is <https://asiastrategy.io/>. The information contained on our website is not a part of this annual report.

Item 4.B. Business Overview

Our Products

Through our Operating Subsidiary in Hong Kong, Top Win International Trading Limited, we are a wholesaler engaged in trading, distribution, and retail of luxury watches of international brands.

As the purveyor of fine watches, we source luxury products directly or indirectly from authorized dealers, distributors, and brand owners, located in Europe, Japan, Singapore, and other locations, and sell them to our customers, comprising independent watch dealers, watch distributors, and retail buyers within the watch industry. Our strategic location in Hong Kong positions us advantageously within the Asia-Pacific luxury market. This region has seen significant growth in demand for luxury goods, driven by rising disposable incomes and a growing appreciation for high-quality, branded products. We currently offer a selection of over 30 internationally renowned watch brands, including Blancpain, Breguet, Cartier, Chopard, Hermes, IWC, Jaeger, Rolex, Omega, and Longines. We primarily trade watches within the price range of US$1,900 to US$7,500 with our target customers being middle to high-income earners. This sector has been a significant contributor to our sales, accounting for 53.0% and 50.7% of our total sales in 2025 and 2024, respectively. Notably, Omega watches have been a major driver of our sales revenue, comprising 50.2% and 49.5% of our total sales revenue in 2025 and 2024 respectively.

Our revenue was US$11.0 million, US$17.6 million and US$18.8 million for the years ended December 31, 2025, 2024 and 2023 respectively. We recorded net income of US$12.3 million for the year ended December 2025, net loss of US$42,219 for the year ended December 2024, and net income of US$0.2 million for the year ended December 31, 2023. We pride ourselves on operational excellence, which is reflected in our streamlined logistics and distribution processes. Our commitment to maintaining high standards of service and product quality has earned us a reputation for reliability and trustworthiness among our customers and business partners. Our growth strategy includes strengthening our brand recognition and reputation in existing markets, increasing our market presence through expansion into new geographical customers, diversifying our supply network, broadening our product range to include additional luxury brands and other categories, and creating new income streams.

Our Business Operations

The following table sets out some of the international brands featured in our stores:

Omega	Patek Philippe
Cartier	Blancpain
Rolex	Casio
Longines	Breguet
Audermars Piguet	Hublot

Luxury watches

As of the date of the annual report, we sell a broad portfolio of watches from over 30 international luxury brands on a non-exclusive basis, including Blancpain, Breguet, Cartier, Chopard, Hermes, IWC, Jaeger, Rolex, Omega, and Longines. The selling prices of the most watches we trade are ranging from US$1,900 to US$7,500.

The following table shows a breakdown of the company’s revenue the approximate percentage thereof in relation to the total revenue in respect of watches sold by the company for the three years ended December 31, 2025, 2024 and 2023.

	As of December 31, 2025 (US$)		As of December 31, 2024 (US$)		As of December 31, 2023 (US$)
Omega	$5,509,648.20	50.15%	$8,720,733.53	49.50%	$15,593,916.40	81.10%
Longines	$3,986,071.89	36.28%	$532,269.77	3.00%	$436,964.86	2.30%
Rolex	$734,119.18	6.67%	2,184,500.83	12.40%	$666,228.77	3.50%
BlancPain	$339,388.50	3.09%	$189,468.01	1.10%	$232,190.89	1.20%
Cartier	$103,346.56	0.94%	$595,324.62	3.40%	$747,104.31	3.90%
Patek Philippe	$88,703.88	0.81%	$4,016,083.56	22.80%	$346,397.47	1.80%
Chopard	$75,425.37	0.69%	—	0.00%	—	0.00%
Piaget	$29,503.82	0.27%	—	0.00%	—	0.00%
Vacheron Constantin	$23,785.21	0.22%	$133,922.85	0.80%	—	0.00%
Hublot	$22,699.34	0.21%	—	0.00%	$73,245.34	0.40%
Mido	$16,902.48	0.15%	—	0.00%	—	0.00%
IWC	$16,358.07	0.15%	—	0.00%	—	0.00%
Hermes	$14,251.63	0.13%	—	0.00%	—	0.00%
Bvlgari	$9,941.51	0.09%	—	0.00%	—	0.00%
Swarovski	$9,401.46	0.09%	—	0.00%	—	0.00%
Mont Blanc	$4,145.82	0.04%	—	0.00%	—	0.00%
Diamond	$769.66	0.01%
Coach	$713.22	0.01%	—	0.00%	—	0.00%
Redline	—	0.00%	—	0.00%	—	0.00%
Richard Mille	—	0.00%	$556,196.33	3.20%	—	0.00%
Audemars Piguet	—	0.00%	$401,768.55	2.30%	$348,642.51	1.80%
Breguet	—	0.00%	$151,294.12	0.90%	$497,010.83	2.60%
Casio	—	0.00%	—	0.00%	$112,545.91	0.60%

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

Our Digital Asset Business

As part of our broader corporate strategy, we hold bitcoin as a treasury reserve asset. We intend to hold bitcoin acquired by us, directly or through our subsidiaries and affiliates, on our balance sheet over time. We have not engaged in trading of digital assets, and we do not currently provide digital asset services to third parties.

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

The following table sets forth information as to each customer that accounted for 10% or more of the sale of the company for the fiscal years ended December 31, 2025, 2024 and 2023. All of which are other independent watch dealers.

For the year ended December 31, 2025, there were two customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 37% of our total revenue for the year.

	For the year ended December 31, 2025
Customers	Amount	%
Customer A	$3,007,906	27%
Customer B	$1,151,843	10%
Total	$4,159,749	37%

For the year ended December 31, 2024, there were two customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 33% of our total revenue for the year.

	For the year ended December 31, 2024
Customers	Amount	%
Customer B	$2,939,902	17%
Customer A	$2,821,634	16%
Total	$5,761,536	33%

For the year ended December 31, 2023, there were three customers each generating over 10% of our total revenue for the year, and they in aggregate accounted for approximately 40% of our total revenue for the year.

	For the year ended December 31, 2023
Customers	Amount	%
Customer C	$3,397,499	18%
Customer D	$2,091,907	11%
Customer E	$2,004,975	11%
Total	$7,494,381	40%

Although our sales were highly concentrated on certain major customers, we did not rely on sales to any single customer. However, the loss of one or more of these clients or a significant reduction in the volume of their purchases, could materially and adversely affect our business and financial performance in the short term. Historically, we have been able to retain a longstanding and well-established relationship with our customers. While we are confident in our ability to continue attracting new customers and adapting to evolving market conditions, any inability to retain or replace key customers could have a material adverse effect on our business, results of operations, and financial condition.

Major Suppliers

We procure the luxury watches we sell from the market ad hoc based on our business objectives and the prevailing market conditions. As such, we generally do not have formal long-term supply arrangements with suppliers of the watches.

Additionally, buying the right products at the right time, such as products with a great potential for value appreciation, is akin to investing. Decisions on the timing and choice of inventory procurement require a significant level of judgment based on industry expertise and insights into the relevant market conditions and other industry factors, which is crucial to the survival and success of luxury watch traders. Top Win has been in the business of importing and selling luxury watches in Hong Kong for more than 20 years. With our long operating history, established track record, and reputation in the business, we have not experienced significant difficulties in procuring watches globally in accordance with our operational objectives and budgets. Through the volume of products, we purchased over the years, we have established stable relationships with our major suppliers. The value of our purchase from these supplies accounted for a significant portion of our total purchase.

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

As of December 31, 2025, we had three major vendors, who accounted for more than 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	For the year ended December 31, 2025
Vendors	Amount	%
Vendor A	$4,876,263	31%
Vendor B	$2,829,662	18%
Vendor C	$2,002,164	13%
Vendor D	$1,727,497	11
Total	$11,435,586	73%

As of December 31, 2024, we had three major vendors, who accounted for more than 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	For the year ended December 31, 2024
Vendors	Amount	%
Vendor B	$4,126,222	25%
Vendor A	$3,017,415	18%
Vendor E	$1,713,443	10%
Total	$8,857,080	53%

As of December 31, 2023, we had two major vendors, who accounted for more than 10% of our total purchases. Their respective percentage of our total purchases are as follows:

	For the year ended December 31, 2023
Vendors	Amount	%
Vendor F	$10,529,156	64%
Vendor G	$2,317,936	14%
Total	$12,847,092	78%

Although our supply was highly concentrated on our major vendors, we did not rely on any single vendor. While we receive numerous offers daily from authorized dealers, distributors, and brand owners worldwide, and while these offers may be comparable to those from our existing vendors, the specific terms would need to be renegotiated if we want to engage with new vendors. Although identifying alternative vendors will not pose a significant challenge, losing one or more key vendors could lead to short-term difficulties, such as negotiating favorable terms or pricing with new suppliers. We believe that over the long term, we will be able to find alternative vendors without significant disruption to our operations.

Seasonality

Our sales follow the traditional seasonal shopping patterns in Hong Kong. A high proportion of our sales is typically recorded around the National holidays and summertime because of a concentration of promotional sales and other promotional events in the period surrounding these dates. As a result, our revenue is usually higher in the second quarter of the year.

Intellectual Property

We have registered certain trademarks and we also depend on a certain royalty free license from our affiliate for the use of our logo to represent our “AsiaStrategy” branding.

Properties

As of the date of this annual report, we entered into the following lease agreement:

Location	Term of Lease	Usage
33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong	August 2025 to July 2029	Office/ Showroom

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

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the years ended December 31, 2025, 2024, and 2023 and as of the latest practicable date, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

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

Hong Kong Laws and Regulations relating to Protection of Personal Data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 - purpose and manner of collection of personal data;

●	Principle 2 - accuracy and duration of retention of personal data;

●	Principle 3 - use of personal data;

●	Principle 4 - security of personal data;

●	Principle 5 - information to be generally available; and

●	Principle 6 - access to personal data.

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

Item 4.C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Grand Moon International Limited	British Virgin Islands	June 4, 2024
Top Win International Trading Limited	Hong Kong SAR	June 15, 2001
AsiaStrategy Topwin SG Pte. Limited	Singapore	May 19, 2025
AsiaStrategy (BVI) Limited	British Virgin Islands	June 6, 2025
AsiaStrategy Topwin Limited	Hong Kong SAR	September 30, 2025
Top Asia Capital Limited	British Virgin Islands	October 14, 2025

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

Item 4.D. Property, Plants and Equipment

Properties

As of the date of this annual report, we entered into the following lease agreement:

Location	Term of Lease	Usage
33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong	August 2025 to July 2029	Office/ Showroom

We do not own any property.

Intellectual Property

We have registered certain trademarks and we also depend on a certain royalty free license from our affiliate for the use of our logo to represent our “AsiaStrategy” branding.

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

Overview

We are a well-established company based in Hong Kong, primarily engaged in trading of luxury watches. We purchase the watches from distributors located in Hong Kong, South America, Europe, Singapore and Japan, and sell to our customers in Hong Kong. Our customer base mainly comprises distributors and retail sellers within the watch industry. We offer a diverse selection of watch brands, spanning from affordable sports watches to premium international luxury watches. Going forward, we intend to expand into the Web3 ecosystem, with digital assets becoming an additional focus of our future business development. As of December 31, 2025, we held digital assets with a value of US$2,702,943 and recognized an unrealized loss on digital assets of US$796,529 for the year ended December 31, 2025. We actively monitor our exposure to volatility in the cryptocurrency market.

Our revenue was approximately US$11.0 million, US$17.6 million and US$18.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. We recorded net income (loss) of approximately US$12.3 million, US$(42,219) and US$0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our growth strategy includes strengthening our market share in existing markets, increasing our market presence through expansion into new geographical customers, diversifying our supply network, broadening our product range to include additional luxury brands and other categories. Furthermore, we intend to create new income streams by expanding into the Web3 ecosystem, with digital assets becoming an additional focus of our future business development. While pursuing these opportunities, we remain committed to actively monitoring and managing our exposure to the market volatility to ensure long-term value creation.

Factors Affecting Our Results of Operations

The watches trading business is influenced by various factors, including global economic growth, customer consumption patterns, exchange rate fluctuations, and advancements in international logistics and transportation. Furthermore, as we expand into the Web3 ecosystem, our financial performance is increasingly affected by volatility in the digital asset and securities markets and the evolving regulatory environment for digital assets. Our profits are mainly determined by several key factors, including annual sales, gross profit margin, operating cost structure, financing expenses, and changes in the fair value of our digital assets and investment securities.

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

Fluctuations in interest rates

We have funded our operations primarily through financing from banks, our 2025 initial public offering and issuance of convertible debts. As our business continues to expand, we anticipate that additional bank borrowings may be required. The financing costs associated with these bank borrowings have accounted for a significant portion of our total expenses, thus being a key factor impacting our net income. Therefore, any changes in interest rates may significantly impact our results of operations.

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

Apart from our watch trading business, we hold digital assets and investment in equity securities, through the Company and our overseas subsidiaries. Some of these investments and assets are denominated in foreign currencies other than our reporting currency, the United States Dollar (“USD”). Any fluctuations in exchange rates may result in significant translation adjustments, which could adversely impact our financial position and results of operations.

The volatility of digital asset and securities markets

During the year ended December 31, 2025, we invested in digital assets and equity securities related to the digital assets treasury sector. These investments are measured at fair value, and their valuation is significantly influenced by market conditions in the digital assets treasury sector, as well as the operational performance of these listed companies. Consequently, our operating results may experience significant volatility due to fluctuations in the prices of digital assets and our equity securities. We expect this market volatility to persist in future periods, which may introduce uncertainty into our financial results.

The evolving regulatory environment for digital assets

As we expand into the Web3 ecosystem, with digital assets becoming an additional focus of our future business development, our results of operations may be affected by the evolving legal and regulatory frameworks governing digital assets in Hong Kong and other international jurisdictions. Changes in tax laws, anti-money laundering regulations, or specific digital asset licensing requirements could increase our compliance costs or limit our ability to hold or trade certain digital assets, which may in turn affect our financial position and growth strategy.

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War, Israel-Iran War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since 7 October 2023. In 2026, tensions between Israel and Iran escalated into another direct military conflict. Israel, United States, and Iran commenced a series of attacks and counterattacks. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; (ii) our strategic investments in equity securities and digital assets are held through subsidiary and parent company in stable jurisdictions such as Singapore and the Cayman Islands; (iii) our watch trading industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions; and (iv) we actively monitor our investment portfolio to manage exposure to market volatility, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East.

Key Components of Results of Operations

Revenue

Our principal revenue stream is the trading of luxury watches. Our revenue represents proceeds from trading luxury watches, which are priced at a fixed amount per quantity sold in each transaction. When selling watches to our customers, sales income is recognized at a point in time upon the physical delivery of the watches to the customers. The price offered to customers varies and is influenced by the type of customer, quantity transacted, and the brand and model of the watches. For the years ended December 31, 2025, 2024 and 2023, our total revenue was approximately US$11.0 million, US$17.6 million and US$18.8 million, respectively.

Cost of revenue

Cost of revenue mainly represents cost of luxury watches sold to the customers and other incremental costs, such as the associated delivery charges we incurred directly in relation to the sales. For the years ended December 31, 2025, 2024 and 2023, cost of revenue represented approximately 96.5%, 92.0% and 92.7% of our revenue, respectively.

We buy watches from vendors located in Hong Kong, South America, Europe, Singapore, and Japan. The following table sets forth a breakdown of our purchases from vendors by country for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025	2024	2023
Hong Kong	57.8%	86.6%	31.2%
Argentina	12.9%	—%	—%
Croatia	11.1%	—%	—%
Colombia	7.6%	1.0%	—%
Uruguay	6.0%	—%	—%
Switzerland	2.8%	7.3%	2.6%
Singapore	1.2%	4.3%	64.5%
Italy	0.6%	0.8%	0.7%
France	—%	—%	0.9%
Japan	—%	—%	0.1%
	100%	100%	100%

Operating expenses

Selling and marketing expenses

Selling and marketing expenses include (i) salaries and contributions to retirement benefit schemes for our sales and marketing employees; (ii) warehouse and storage expense; (iii) gift and promotion expense; (iv) advertisement expense; and (v) commission expense. Selling and marketing expenses accounted for 1.4%, 0.3% and 0.9% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses mainly comprise (i) salaries and contributions to retirement benefit schemes for our administration and operation employees; (ii) services fee for audit, company secretary, and other professional services; (iii) rental and related expenses for leasing of our office premises; (iv) insurance expenses; and (v) overseas and domestic business travelling expenses. General and administrative expenses accounted for 16.4%, 6.4% and 3.6% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Other income (expense), net

The following table sets forth our income (expense), net, both in absolute amount and as a percentage of total revenue, for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025		2024		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expense)
Interest expense	(296,191)	2.7	(283,024)	1.6	(13,167)	4.7
Interest income	120,483	1.1	1,702	—	118,781	6978.9
Unrealized losses on digital assets, net	(796,529)	7.3	—	—	(796,529)	100.0
Unrealized gains on investment in equity securities, net	15,143,639	137.9	—	—	15,143,639	100.0
Other (expense) income, net	(142,560)	1.3	2,081	—	(144,641)	(6950.6)
Total other income (expense), net	14,028,842	127.7	(279,241)	1.6	14,308,083	5,123.9

	For the Years Ended December 31,
	2024		2023		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expense)
Interest expense	(283,024)	1.6	(336,817)	1.8	53,793	(16.0)
Interest income	1,702	—	488	—	1,214	248.8
Other income, net	2,081	—	22,419	0.1	(20,338)	(90.7)
Total other expense, net	(279,241)	1.6	(313,910)	1.7	34,669	(11.0)

Our interest expense primarily consists of interest incurred on bank borrowings, including revolving trade finance and installment loan facilities, as well as interest on convertible debts. Interest rates for these bank borrowings are determined by a premium over a benchmark interest rate, whereas interest rate for the convertible debts is fixed at 3%. Interest expense accounted for 2.7%, 1.6% and 1.8% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Interest income represents (i) interest earned on our cash deposits held in banks and (ii) interest income from our loans receivable at an annual interest rate of 8%. Interest income accounted for 1.1%, nil%, and nil% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively.

During the year ended December 31, 2025, we purchased digital assets consisting of Bitcoin (BTC) and Tether USD (USDT) for investment and treasury diversification purposes. The bitcoins are remeasured at fair value, and the changes of fair value would be recognized in unrealized gains (losses) on digital assets in the consolidated statement of operations and comprehensive income (loss). Unrealized losses on digital assets, net accounted for 7.3%, nil%, and nil% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively.

Unrealized gains on investment in equity securities, net refer to the fair value change of investment in equity securities. During the year ended December 31, 2025, we invested in DV8 Public Company Limited (“DV8”) and made a portfolio investment managed by Asia Strategy Partners LLC (“ASP LLC”). The investment in equity securities is remeasured at fair value, and the changes of fair value would be recognized in unrealized gains (losses) on investment in equity securities in the consolidated statement of operations and comprehensive income (loss). Unrealized gains on investment in equity securities, net accounted for 137.9%, nil%, and nil% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively.

Other expense, net was US$142,560 for the year ended December 31, 2025, and other income, net was US$2,081 and US$22,419 for the years ended December 31, 2024 and 2023, respectively. Other expense, net for the year ended December 31, 2025 was primarily attributable to management fees and administrative costs associated with our portfolio investment managed by ASP LLC.

Income tax benefits (expenses)

We operate in Hong Kong and we are subject to Hong Kong Profits Tax. Under the two-tiered profits tax rates regime, the first HK$2 million (approximately US$255,395) of a company’s assessable profits are charged at a lower profits tax rate of 8.25%, while assessable profits in excess of HK$2 million (approximately US$255,395) are charged at the profits tax rate of 16.5%. For the years ended December 31, 2025, 2024 and 2023, income tax accounted for 1.4%, nil% and 0.1% of our total revenue, respectively.

We did not have any significant unrecognized uncertain tax positions, and we did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2025, 2024 and 2023. Our major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2025 and 2024 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended December 31,
	2025		2024		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	10,985,176	100.0	17,619,363	100.0	(6,634,187)	(37.7)
Cost of revenue	(10,603,520)	96.5	(16,202,583)	92.0	5,599,063	(34.6)
Gross profit	381,656	3.5	1,416,780	8.0	(1,035,124)	(73.1)

Operating expenses
Selling and marketing	(149,033)	1.4	(58,764)	0.3	(90,269)	153.6
General and administrative	(1,808,684)	16.4	(1,129,609)	6.4	(679,075)	60.1
Total operating expenses	(1,957,717)	17.8	(1,188,373)	6.7	(769,344)	64.7

(Loss) income from operations	(1,576,061)	14.3	228,407	1.3	(1,804,468)	(790.0)

Other income (expense)
Interest expense	(296,191)	2.7	(283,024)	1.6	(13,167)	4.7
Interest income	120,483	1.1	1,702	—	118,781	6978.9
Unrealized losses on digital assets, net	(796,529)	7.3	—	—	(796,529)	100.0
Unrealized gains on investment in equity securities, net	15,143,639	137.9	—	—	15,143,639	100.0
Other (expense) income, net	(142,560)	1.3	2,081	—	(144,641)	(6950.6)
Total other income (expense), net	14,028,842	127.7	(279,241)	1.6	14,308,083	5,123.9

Income (loss) before income taxes	12,452,781	113.4	(50,834)	0.3	12,503,615	24,597.0
Income tax (expenses) benefits	(159,132)	1.4	8,615	—	(167,747)	(1,947.2)
Net income (loss)	12,293,649	112.0	(42,219)	0.3	12,335,868	29,218.8

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Total revenue decreased by 37.7% from approximately US$17.6 million for the year ended December 31, 2024 to approximately US$11.0 million for the year ended December 31, 2025.

The decrease in revenue was primarily driven by 61.9% drop in the average unit price, from US$6,158 per piece for the year ended December 31, 2024 to US$2,348 per piece for the year ended December 31, 2025, which outweighed a 63.5% increase in sales volume from 2,861 units to 4,679 units.

The decrease in average unit price was largely attributable to a significant shift in the product sales mix, reflecting broader changes in consumer behavior. This shift aligned with the prevailing trend in Hong Kong’s luxury watch market, which has been notably impacted by economic headwinds in Mainland China. As economic challenges have led to a general pullback in luxury goods spending, consumer demand has moved toward more affordable options.

As a result, the sales volume of lower-priced watches (those with a unit price less than US$2,000 per piece) surged by 2,746 units, from 503 units to 3,249 units, increasing their shares of total sales volume from 17.6% for the year ended December 31, 2024 to 69.4% for the year ended December 31, 2025. In contrast, the mid-range watch sales (those with a unit price within the range from US$2,000 to US$50,000 per piece) decreased by 891 units, from 2,308 units to 1,417 units, and their share of total sales volume decreased from 80.7% for the year ended December 31, 2024 to 30.3% for the year ended December 31, 2025. Furthermore, sales of collectible watches (those with a unit price greater than US$50,000) declined from 50 units for the year ended December 31, 2024 to 13 units for the year ended December 31, 2025, further contributing to the decline in average unit price.

Cost of revenue

The cost of revenue decreased by approximately US$5.6 million, or 34.6%, from approximately US$16.2 million for the year ended December 31, 2024, to US$10.6 million for the year ended December 31, 2025. This decrease was primarily attributable to the significant shift in our product sales mix toward lower-priced watch models, which carried a substantially lower unit cost. While our total sales volume increased by 63.5% during the year, the sharp decline in the average purchase price per unit, consistent with the decrease in our average selling price, resulted in an overall reduction in the cost of revenue.

Gross profit

Our gross profit decreased by approximately US$1.0 million or 73.1%, from approximately US$1.4 million for the year ended December 31, 2024 to approximately US$0.4 million for the year ended December 31, 2025. The total gross profit margin for the year ended December 31, 2025, was approximately 3.5%, compared to approximately 8.0% for the year ended December 31, 2024.

The decrease in our gross profit margin was primarily driven by the combined impact of a significant shift in our product sales mix and unfavorable currency fluctuations. During 2025, the Group transitioned toward lower-priced watch models to capture higher sales volume. While this successfully increased total units sold by 63.5%, these models carried significantly narrower unit margins compared to the high-end collectible pieces sold in 2024.

Furthermore, profitability was pressured by the appreciation of the Swiss Franc (“CHF”) by 12.0% during the year of 2025. As a substantial portion of our luxury watch inventory is sourced from overseas suppliers and settled in CHF, this currency movement led to a direct increase in our purchase costs for the year ended December 31, 2025. Due to challenging local market conditions in Hong Kong, we were unable to fully pass these increased procurement costs onto consumers, resulting in a further compression of our overall gross profit margin.

Additionally, for the year ended December 31, 2024, we sold certain long-aging inventories that had previously been written down to their net realizable value. These sales resulted in a lower cost of revenue relative to the selling price in that period. The absence of such high-margin inventory sales in 2025, coupled with the strategic shift toward high-volume but lower-margin entry-level watches (those priced under US$2,000), resulted in a lower overall gross profit ratio for the year ended December 31, 2025, when compared to the prior year

Operating expenses

Selling and marketing expenses increased to US$149,033 for the year ended December 31, 2025, from US$58,764 for the year ended December 31, 2024. This increase was primarily driven by (i) a US$32,190 rise in gift and promotion expenses aimed at strengthening customer relationships; (ii) staff expenses increased by US$55,905 in 2025, resulting from the hiring of two new sales employees to support business expansion amid a competitive environment. As a result, overall selling and marketing expenses increased significantly.

General and administrative expenses increased by approximately US$0.7 million to US$1.8 million for the year ended December 31, 2025, compared to US$1.1 million for the year ended December 31, 2024. The increase was primarily due to (i) an increase in professional fees of US$0.3 million for audit fee, investor relations and internal control advisory services; (ii) an increase in exchange rate loss of US$0.1 million due to adverse movements in foreign exchange rates during the year ended December 31, 2025; (iii) an increase in expected credit loss of US$96,138 related to loans receivable; (iv) an increase in staff costs of US$70,068, resulting from remuneration paid to independent directors and general salary adjustments to retain talented staff; and (v) an increase in rental expense of US$64,211 resulted from a monthly rent increase implemented by the landlord effective August 2025.

Other income (expense), net

Other income improved significantly, shifting from a net other expense of US$0.3 million for the year ended December 31, 2024 to a net other income of US$14.0 million for the year ended December 31, 2025. It was mainly due to (i) net unrealized gains on investment in equity securities of US$15.1 million, resulting from the substantial appreciation in the share price of DV8 Public Company Limited during the holding period, partially offset by losses from the investment in the Asia Strategy Partners LLC portfolio; (ii) an increase of interest income of US$0.1 million, derived from a US$1.5 million loan provided to third parties during the year. The increase was partially offset by (iii) the unrealized losses on digital asset of US$0.8 million, arising from the decrease in fair value of the 30 Bitcoins held as of December 31, 2025; and (iv) an increase in other expense by US$0.1 million, primarily attributable to management fees and administrative costs associated with our portfolio investment managed by ASP LLC.

Income (loss) before income taxes

We had a net income before income taxes of US$12.5 million for the year ended December 31, 2025, compared to a net loss before income taxes of US$50,834 for the year ended December 31, 2024. The change in net income (loss) before income taxes was primarily driven by a substantial unrealized gains on our investment in equity securities, which was partially offset by (i) the decrease in gross profit; (ii) an increase in operating expenses; and (iii) an increase in the unrealized losses on digital assets.

Income tax benefits (expenses)

For the year ended December 31, 2025, we recognized an income tax expense of US$159,132, compared with an income tax benefit of US$8,615 for the year ended December 31, 2024. Our effective tax rate was 1.3% in 2025, compared with 16.9% in 2024. Although we reported pre-tax profit of approximately US$12.5 million in 2025, that profit was primarily driven by US$15.7 million of unrealized gains on our investment in DV8, which were non-taxable. As a result, a significant portion of our accounting profit did not give rise to corresponding taxable income. Additionally, US$2.4 million of expenses, primarily comprising (i) unrealized losses on digital assets, (ii) unrealized losses on investment in ASP LLC, and (iii) professional fees and other expenses incurred by foreign entities, were non-deductible, and could not be carried forward to offset profits in subsequent periods. Furthermore, as of December 31, 2025, we recorded a full valuation allowance against deferred tax assets related to net operating losses because we do not expect to generate sufficient future taxable profits to utilize those losses. As a result, our effective tax rate decreased to 1.3% in 2025 from 16.9% in 2024.

Net income (loss)

As a result of the foregoing factors, net income (loss) changed from net loss US$42,219 for the year ended December 31, 2024, to net income US$12.3 million for the year ended December 31, 2025.

Comparison of Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024 and 2023 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended December 31,
	2024		2023		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	17,619,363	100.0	18,814,420	100.0	(1,195,057)	(6.4)
Cost of revenue	(16,202,583)	92.0	(17,442,190)	92.7	1,239,607	(7.1)
Gross profit	1,416,780	8.0	1,372,230	7.3	44,550	3.2

Operating expenses
Selling and marketing	(58,764)	0.3	(163,579)	0.9	104,815	(64.1)
General and administrative	(1,129,609)	6.4	(681,891)	3.6	(447,718)	65.7
Total operating expenses	(1,188,373)	6.7	(845,470)	4.5	(342,903)	40.6

Income from operations	228,407	1.3	526,760	2.8	(298,353)	(56.6)

Other income (expenses)
Interest expense	(283,024)	1.6	(336,817)	1.8	53,793	(16.0)
Interest income	1,702	—	488	—	1,214	248.8
Other income, net	2,081	—	22,419	0.1	(20,338)	(90.7)
Total other expenses, net	(279,241)	1.6	(313,910)	1.7	34,669	(11.0)

(Loss) income before income taxes	(50,834)	0.3	212,850	1.1	(263,684)	(123.9)
Income tax benefits (expenses)	8,615	—	(16,123)	0.1	24,738	153.4
Net (loss) income	(42,219)	0.3	196,727	1.0	(238,946)	(121.5)

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

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We recorded net cash outflow in operating activities of US$4.3 million and US$0.5 million for the years ended December 31, 2025 and 2024, respectively, and net cash inflow from operating activities of US$1.4 million for the year ended December 31, 2023.

On April 3, 2025, we successfully completed our initial public offering of 2,664,000 ordinary shares, which were priced at US$4.00 per share. The gross proceeds to us from the offering, before deducting commissions, expense allowance, and expenses, are approximately US$10.7 million, which have significantly helped to address our liquidity concerns.

As of December 31, 2025, we had positive working capital of US$27.2 million, US$1.5 million in cash and cash equivalents, out of which US$0.8 million was held in US$, US$0.6 million was held in HK$, and the rest was held in Japanese Yen and other currencies. As of December 31, 2024, we had positive working capital of US$3.8 million, US$2.6 million in cash and US$0.4 million in restricted cash, out of which US$2.5 million was held in HK$, and the rest was held in Japanese Yen and other currencies.

We believe that our current cash will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2025, 2024 and 2023 as indicated.

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$
Net cash (used in) provided by operating activities	(4,322,067)	(462,995)	1,359,780
Net cash used in investing activities	(14,997,998)	-	-
Net cash provided by (used in) financing activities	17,785,476	1,966,312	(1,045,672)
Exchange rate changes on cash and cash equivalents	(21,713)	19,472	(689)
Net (decrease) increase in cash and restricted cash	(1,556,302)	1,522,789	313,419
Cash and restricted cash, beginning of year	3,020,683	1,497,894	1,184,475
Cash and restricted cash, end of year	1,464,381	3,020,683	1,497,894

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was US$4.3 million, as compared to the net income of US$12.3 million. The variance was primarily driven by (i) non-cash adjustments of approximately US$14.3 million, largely consisting of US$15.1 million in net unrealized gains on investment in equity securities, partially offset by US$0.8 million in net unrealized losses on digital assets; (ii) an increase of US$5.0 million in inventories, reflecting strategic procurement of high-demand watch models to ensure adequate stock levels for post-period sales; (iii) an increase of US$0.9 million in advance payment for the four-year lease agreement. These outflows were partially offset by an increase of US$3.4 million in accounts payable, attributable to substantial procurement activities at year-end and a favorable six-month credit term provided by a major supplier.

Net cash used in operating activities for the year ended December 31, 2024 was US$0.5 million, as compared to the net loss of US$42,219. The difference was primarily resulted from (i) a decrease of US$0.2 million in accounts payable, mainly because we settled more accounts payable balance near the year end December 31, 2024; (ii) an increase of US$0.2 million in inventories as we hold additional inventory in anticipation of the expected revenue growth in 2025; and (iii) a decrease of US$0.1 million in accounts receivable, mainly because all accounts receivable were collected near the year end December 31, 2024.

Net cash provided by operating activities for the year ended December 31, 2023 was US$1.4 million, as compared to the net income of US$0.2 million. The difference was primarily resulted from (i) a decrease of US$1.1 million in inventories as a result of the increase in sales with strong consumer demand for our watches during the year ended December 31, 2023; (ii) a decrease of US$0.2 million in accounts receivable, mainly because we had less sales conducted near the year end December 31, 2023; and (iii) an increase of US$0.2 million in prepayments and other current assets, driven by higher trade deposit paid for securing the upcoming orders.

Investing activities

Net cash used in investing activities for the year ended December 31, 2025 was US$15.0 million. This was primarily due to (i) investment in equity securities of US$6.0 million; (ii) loan receivables of US$5.5 million; and (iii) US$3.5 million invested in digital assets for investment and treasury diversification purposes.

There were no cash inflows or outflows from investing activities for the years ended December 31, 2024, and 2023.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was US$17.8 million. This was primarily driven by (i) US$10 million in cash proceeds from issuance of convertible debts; (ii) US$9.3 million in net proceeds from the issuance of ordinary shares pursuant to IPO. These inflows were partially offset by a net repayment of US$1.0 million, consisting of US$6.5 million in proceeds from bank borrowings offset by US$7.5 million in repayments; and US$0.5 million in payments of offering costs related to the IPO.

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

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our functional currency is HK$ and our consolidated financial statements are presented in US$. Our sales, operation activities and assets and liabilities are predominately denominated in the functional currency. We consider that the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, we buy watches from distributors located in Hong Kong, South America, Singapore, Europe and Japan, primarily using HK$ and CHF, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the year ended December 31, 2025, we had US$9,389,687 purchases denominated in CHF. We estimate that any appreciation of CHF against HK$ in the future would result in an increase in our cost of purchases, and vice versa. If we cannot pass these increased costs on to our customers, it would negatively impact our gross profit margin and net income. Based on the same purchase volume as in 2025, our costs related to purchases denominated in CHF would increase by US$93,897 if there is a 1% appreciation of CHF against HK$. Conversely, our costs would decrease by US$93,897 if there is a 1% depreciation of CHF against HK$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, accounts receivable, loans receivable, investment in equity securities, amount due from a related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash and restricted cash with reputable banks located in Hong Kong. As of December 31, 2025 and 2024, US$1,464,381 and US$3,020,683 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to US$64,240), and further increased to HK$800,000 (US$102,784) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable and other current assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2025, and 2024, the balances of allowance for expected credit losses against these balances were $90,851 and $2, respectively.

For the years ended December 31, 2025 and 2024, our assets were primarily located in Hong Kong. However, we also maintain significant digital assets and equity security investments in other jurisdictions, including Singapore and the Cayman Islands. At the same time, we consider that we were exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2025, two customers accounted for 10% or more of our revenue. Revenue from these two customers accounted for 27% and 10% of our total revenue, respectively.

For the year ended December 31, 2024, two customers accounted for 10% or more of our revenue. Revenue from these two customers accounted for 17% and 16% of our total revenue, respectively.

For the year ended December 31, 2023, three customers accounted for 10% or more of our revenue. Revenue from these three customers accounted for 18%, 11%, and 11% of our total revenue, respectively.

	Year ended December 31, 2025		As of December 31, 2025
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer A	$3,007,906	27%	$—	—%
Customer B	1,151,843	10%	—	—%
Total:	$4,159,749	37%	$—	—%

	Year ended December 31, 2024		As of December 31, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer B	$2,939,902	17%	$—	—%
Customer A	2,821,635	16%	—	—%
Total:	$5,761,537	33%	$—	—%

	Year ended December 31, 2023		As of December 31, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer C	$3,397,499	18%	$144,432	98%
Customer D	2,091,907	11%	—	—%
Customer E	2,004,975	11%	—	—%
Total:	$7,494,381	40%	$144,432	98%

As of December 31, 2025, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivable.

As of December 31, 2024, there was no accounts receivable.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b)	Major vendors

For the year ended December 31, 2025, four vendors accounted for 10% or more of our total purchase. Total purchase from the vendor accounted for 31%, 18%, 13% and 11% of our purchase, respectively.

For the year ended December 31, 2024, three vendors accounted for 10% or more of our total purchase. Total purchase from these three vendors accounted for 25%, 18% and 10% of our total purchase, respectively.

For the year ended December 31, 2023, two vendors accounted for 10% or more of our total purchase. Total purchase from these two vendors accounted for 64% and 14% of our total purchase, respectively.

	Year ended December 31, 2025		As of December 31, 2025
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor A	$4,876,263	31%	$3,416,931	98%
Vendor B	2,829,662	18%	—	—%
Vendor C	2,002,164	13%	—	—%
Vendor D	1,727,497	11%	—	—%
Total:	$11,435,586	73%	$3,416,931	98%

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor B	$4,126,222	25%	$—	—%
Vendor A	3,017,416	18%	—	—%
Vendor E	1,713,444	10%	—	—%
Total:	$8,857,082	53%	$—	—%

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor F	$10,529,156	64%	$277,500	100%
Vendor G	2,317,936	14%	—	—%
Total:	$12,847,092	78%	$277,500	100%

As of December 31, 2025, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 98% of the total balance of accounts payable.

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 100% of the total balance of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to change significantly. Our exposure to interest rate risk is limited with respect to our outstanding convertible debts, as they bear interest at a fixed rate and are not subject to market fluctuations. Nevertheless, given the amounts of bank deposits and bank borrowings in question, we consider the related interest rate risk not material. On the other hand, as of December 31, 2025, we had outstanding bank borrowings of US$4,160,241. We estimate that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of December 31, 2025 would result in an increase in interest expense of US$41,602 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on December 31, 2025 would result in a decrease in interest expense of US$41,602 per annum. We have not used any instruments or derivatives to manage or hedge our interest rate risk exposure.

Price risk

As of December 31, 2025, we held investments in equity securities with an aggregate carrying value of approximately US$21,097,821, comprising our investment in DV8 and our portfolio investment managed by Asia Strategy Partners LLC. These investments are measured at fair value, with changes in fair value recognized in our consolidated statements of operations and comprehensive income (loss). We estimate that a 10% adverse movement in the fair value of these investments would result in a pre-tax loss of approximately US$2,109,782, vice versa. We do not currently use derivative instruments to hedge our equity price exposure.

As of December 31, 2025, we held 30 Bitcoins with an aggregate carrying value of US$2,625,574. The bitcoins are measured at fair value in accordance with ASU 2023-08, with changes in fair value recognized in our consolidated statements of operations and comprehensive income (loss). We estimate that a 10% adverse movement in the fair value of the bitcoins would result in a pre-tax loss of approximately US$262,557, vice versa. We monitor our digital asset exposure on an ongoing basis and have not entered into derivative arrangements to hedge that exposure.

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

Commitments and Contingencies

The following table summarizes our contractual obligations of bank borrowings as of December 31, 2025:

Contractual obligations	Less than 1 year	Between 1 – 2 years	Over 2 years	Total
	US$	US$	US$	US$
Bank borrowings	1,339,353	379,218	3,507,767	5,226,338

In addition, we entered into agreements with certain investors to issue convertible debt with an aggregate principal amount of $10,000,000, and the transaction closed on October 13, 2025. The convertible debt bears interest at 3.0% per annum, payable annually, and matures three years from the issuance date. The holders may convert the convertible debt into the Company’s ordinary shares at an initial conversion price of $4.64 per share at any time commencing six months after the issuance date and ending on the tenth trading day immediately preceding the maturity date. We may also redeem all or a portion of the outstanding convertible debt in cash at an amount equal to the principal amount redeemed plus accrued and unpaid interest.

Our contractual obligations relating to bank borrowings and convertible debts as of December 31, 2025 have been fully recognized as liabilities and disclosed in Notes 13 and 14. The rental fee for the office lease was fully paid at the commencement of the lease term, and there were no future lease commitments as of December 31, 2025. Accordingly, we have no material unrecognized financial, capital or operating commitments as of the reporting date.

As of December 31, 2025, and 2024, we were not a party to any legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

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

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to Hong Kong Department of Statistics, core inflation of Hong Kong slightly decreased from 2.1% for the year ended December 31, 2023 to 1.4% for the year ended December 31, 2024, and remains stable at 1.4% for the year ended December 31, 2025. Although we have not been significantly affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table provides information regarding our executive officers and directors:

Directors and Executive officers	Age	Position
Mr. Jason Kin Hoi, FANG	33	Co-Chief Executive Officer, Director and Chairman of the Board
Mr. Kwan, NGAI	41	Co-Chief Executive Officer and Director
Ms. Fung Yee Mary, WONG	65	Chief Financial Officer and Director
Ms. Man Wa Claudia, HO	36	Chief Operating Officer
Mr. Tong Liu	36	Chief Investment Officer
Mr. Yunming TAO (1)(2)(3)	70	Independent Non-Executive Director
Ms. Jung Hui YEN(1)(2)(3)	39	Independent Non-Executive Director
Mr. Shuo, CHEN(1)(2)(3)	31	Independent Non-Executive Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Jason Kin Hoi, FANG is our co-Chief Executive Officer and Director. Mr. Fang is a pioneer in the blockchain industry. Starting his career at Fenbushi Capital in 2016, where he managed U.S. investments, Fang founded Sora Ventures in 2018. Sora Ventures has been an early investor in transformative sectors such as DeFi, GameFi, SocialFi, and NFTs, and more recently shifted its focus to DeSci and the Bitcoin ecosystem. Mr. Fang holds a Bachelor of Science from Bentley University.

Kwan, NGAI is our co-Chief Executive Officer and Director. Mr. NGAI has served as our Chief Executive Officer since November 2024. Mr. Ngai joined Top Win Hong Kong as marketing executive in 2002 and has 21 years working experience in buying and selling of luxury watches in Hong Kong watch industry. He is responsible for leading the team to implement and optimize sales strategies to penetrate and expand market shares and identifying business opportunities. He received graduation diploma from Fukien Secondary School in 2002.

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

Tong, LIU is our Chief Investment Officer. Mr. Liu was appointed as our CIO since August 2025. Mr. Liu is also a partner at Sora Ventures, a crypto fund focusing on investment into projects and companies with huge upsides, and now on DAT companies in Asia. Mr. Liu started his career in 2015 at UBS Singapore in derivatives sales and then equities sales and moved to wealth management in 2018. In 2019, Mr. Liu joined Equities First as an executive director, covering the Greater China sector. In 2025, Mr. Liu joined Sora Ventures as a partner. Mr. Liu graduated from University College London and holds an MEng. There are no family relationships between Mr. Liu and any other directors and officers of the Company.

Yunming, TAO is our independent director. Mr. Tao specializes in corporate law, including corporate governance, corporate finance, M&A, international transactions, labor and taxation, intellectual property rights, dispute resolution and litigation, liquidation and business restructuring. He has served as legal advisor to dozens of Japanese companies and Japanese-affiliated corporations, and his practice covers a wide range of services, including supporting investment in China, supporting Chinese companies’ investment in Japan, and various other cross-jurisdictional transactions. He is currently affiliated with Japan Alpha Partners Law Office, and has previously practiced with Mitsui Yasuda Law Office, Anderson Mori Law Office, Beijing Zhonglun Law Office, Shanghai Shenglian Law Office. Mr. Tao holds a law degree from the Hosei University Faculty of Law in Japan and a graduate degree from Waseda University.

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

Item 6.B. Compensation

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

On February 28, 2026, the Company entered into offer letters with Yunming Tao as our Independent Non-Executive Director, which took effect on February 28, 2026. Mr. Tao is entitled to an annual compensation of HK$144,000.

On November 22, 2024, the Company entered into director offer letters with Xiaojun Wang as our Independent Director, which took effect on March 27, 2025. Mr. Wang is entitled to an annual compensation of HK$144,000. On February 28, 2026, the Company received the resignation of Mr. Xiaojun Wang as an independent director. There were no disagreements that caused Mr. Wang’s resignation.

On November 22, 2024, the Company entered into director offer letters with Shuo Chen as our Independent Director, which took effect on March 27, 2025. Mr. Chen is entitled to an annual compensation of HK$144,000.

On April 24, 2025, the Company accepted the resignation of Mr. Ziyu ZHANG as our independent director, which came into effect the same day. Mr. ZHANG is resigning for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter.

On April 24, 2025, the Company entered into director offer letters with Jung Hui YEN as our Independent Director, which took effect on April 24, 2025. Ms. Yen is entitled to an annual compensation of HK$144,000.

The Company will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Director and Officer Compensation

During the year ended December 31, 2025, we paid an aggregate of US$313,429 as compensation to our directors and executive officers, including Mr. Fang, Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of US$6,859 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced by the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

During the year ended December 31, 2024, we paid an aggregate of US$247,469 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of US$6,690 contributions to MPF.

As of December 31, 2023, by our Operating Subsidiary, we paid an aggregate of US$230,143 as compensation to our directors and executive officers, including Mr. Ngai, Ms. Wong, and Ms. Ho, as well as an aggregate of US$6,830 contributions to MPF.

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

As of December 31, 2025 and 2024, we had no outstanding equity awards.

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

Item 6.C. Board Practices

Our board of directors consists of six directors, including three executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee. Our audit committee consists of Yunming TAO, Jung Hui YEN, and Shuo, CHEN. Jung Hui YEN is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yunming TAO, Jung Hui YEN and Shuo, CHEN. Shuo, CHEN is the chair of our compensation committee. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Yunming TAO, Jung Hui YEN and Shuo, CHEN. Yunming TAO is the chair of our nominating committee. We have determined that Yunming TAO, Jung Hui YEN and Shuo, CHEN satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things

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

Item 6.D. Employees

We had seven full-time employees as of December 31, 2025. All of our employees are stationed in Hong Kong. The following table sets forth the number of our full-time employees categorized by function of the date of the annual report.

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

Item 6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of April 30, 2026, the latest practicable date prior to the date of this annual report by our officers, directors and 5% or greater beneficial owners of Ordinary Shares.

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

As of April 30, 2026, we had 24,864,000 Ordinary Shares. Each Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company.

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

Ordinary Shares beneficially owned
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and Named Executive Officers:
Jason Kin Hoi, FANG(1)	14,450,000	58.1%
Kwan, NGAI(1)	—	—
Fung Yee Mary, WONG	—	—
Man Wa Claudia, HO	—	—
Tong Liu	—	—
Yunming TAO	—	—
Jung Hui YEN	—	—
Shuo, CHEN	—	—
Directors and executive officers as a group	14,450,000	58.1%

5% or Greater Shareholders:
Sora Ventures Global Limited (1)	14,450,000	58.1%

(1)	Sora Ventures Global Limited (formerly known as Pride River Limited) is a British Virgin Islands business company. Jason Kin Hoi, FANG controls Sora Ventures Global Limited through his directorship and ownership of intermediary entities Sora Vision Limited, a British Virgin Islands business company and Sora Ventures II Master Fund, a Cayman Islands exempted company, and may be deemed to beneficially own 14,450,000 ordinary shares of AsiaStrategy currently held of record by Sora Ventures Global Limited. Kwan, NGAI is a minority shareholder of Sora Ventures Global Limited. The registered address of Sora Ventures Global Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

Item 6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for a description of our major shareholders.

Item 7.B. Related Party Transactions

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

Transactions with Certain Related Parties

We adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three years ended December 31, 2025.

		For the Years Ended December 31,
Name	Nature	2025	2024	2023
New Harvest Investment Holdings Limited(1)	Lease expense of the office premise	$—	$64,078	$76,636
Top Pride International Limited(2)	Lease expense of the warehouse	—	—	42,150
Mr. Sit Hon(3)	Transfer of life insurance policies	—	817,470	—
ASP LLC (4)	Investment in equity securities	3,988,437	—	—
ASP LLC (4)	Unrealized losses on investment in equity securities	510,537	—	—

(1)	The amount for the years ended December 31, 2024 and 2023, represented the lease expense charged by New Harvest for the lease of office premise at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The amount for the year ended December 31, 2024 represented the lease expense from January 1, 2024 to October 29, 2024, the date that New Harvest ceased to be a related party of the Group.

(2)	The amount for the years ended December 31, 2023 represented the lease expense charged by Top Pride for the lease of warehouse at Unit1208 on 12/F, Riley House, No. 88 Lei Muk Road, Kwai Chung, New Territories, Hong Kong. The Group chose not to renew the lease contract in 2024.

(3)	On May 31, 2024, the Group resolved to dispose of the investments in of Sun Life Insurance policy and BOC Life Insurance policy to Mr. Sit Hon at a consideration of $817,470. No gain or loss was recognized upon the disposal.

(4)	On August 27, 2025, the Company had made a portfolio investment amount of approximately $3,988,437 to ASP LLC, which represents around 9.93% of total portfolio in ASP LLC. ASP LLC is a Delaware limited liability company solely managed by SORA Ventures. For the year ended December 31, 2025, unrealized losses on investment in equity securities were $510,537 and were reported as “unrealized gains on investment in equity securities, net” in the consolidated statements of operations and comprehensive income (loss).

Balances with related parties

		As of December 31,
Name	Nature	2025	2024
Sora Venture Global Limited (formerly known as Pride River Limited)(5)	Amount due from a related party	$2,110	$—
Mr. Ngai Kwan(6)	Amount due from a related party	—	10,000
ASP LLC (7)	Investment in equity securities, non-current	3,477,900	—

(5)	The outstanding balance as of December 31, 2025, represented the general and administrative expenses paid by the Group on behalf of Sora Venture Global Limited (formerly known as Pride River Limited). The balance was interest-free, unsecured, and repayable on demand.

(6)	The outstanding balance as of December 31, 2024, represented advances made to Mr. Ngai Kwan by the Group to facilitate his personal needs. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled as of the date of this report.

(7)	The outstanding balance as of December 31, 2025, represented the Group’s capital contribution of $3,988,437 to ASP LLC, adjusted for a subsequent fair value loss of $510,537 recognized during the year. ASP LLC is solely managed by SORA Ventures.

Item 7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview — Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

AsiaStrategy has not made any dividends or distributions to its shareholders, including U.S. investors, as of the date of this annual report. During the fiscal years ended December 31, 2025, 2024 and 2023, no dividends or distribution have been made to date by our subsidiaries.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

AsiaStrategy has no operations of its own. It conducts its luxury watch trading business mainly in Hong Kong through our Hong Kong Operating Subsidiary, and other of our investment holding businesses through our other subsidiaries. AsiaStrategy may rely on dividends or payments to be paid by our subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from AsiaStrategy, our holding company incorporated in Cayman Islands, to our Operating Subsidiary in Hong Kong or other of our subsidiaries directly or indirectly through our intermediate holding companies, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions or loans may be paid by our Operating Subsidiary in Hong Kong or other of our subsidiaries to AsiaStrategy directly or indirectly through our intermediate holding companies.

There are no restrictions or limitations on our ability to distribute earnings from our operating subsidiaries, including our subsidiary in Hong Kong, to AsiaStrategy and shareholders and the U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Cayman Islands law and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as it thinks fit, if it is satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and AsiaStrategy will be able to pay our debts as they become due.

For the cash transfers between AsiaStrategy and our operating subsidiaries, and according to the Companies Act, a Cayman Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the assets of such company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and that such company is able to satisfy its liabilities as they fall due in the ordinary course of its business. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of AsiaStrategy’s subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to AsiaStrategy. Other than the above, we have not adopted, nor do we maintain, any cash management policies and procedures as of the date of this annual report. Additionally, as of the date of this annual report, there are no further Cayman Islands or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between AsiaStrategy and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to AsiaStrategy and U.S. investors and amounts owed. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from AsiaStrategy to our operating subsidiaries or from our operating subsidiaries to AsiaStrategy, our shareholders and the U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

Item 9.A. Offer and Listing Details

Not Applicable.

Item 9.B. Plan of Distribution

Not Applicable.

Item 9.C. Markets

Our Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “SORA”.

Item 9.D. Selling Shareholders

Not Applicable.

Item 9.E. Dilution

Not Applicable.

Item 9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

Item 10.A. Share Capital

Not Applicable.

Item 10.B. Memorandum and Articles of Association

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

Item 10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

Item 10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands or Hong Kong applicable to us or our shareholders.

Item 10.E. Taxation

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

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in fundraising. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules” beginning on page 88.

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

Item 10.F. Dividends and Paying Agents

Not Applicable.

Item 10.G. Statement by Experts

Not Applicable.

Item 10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at <https://asiastrategy.io/>. However, information contained on our website does not constitute a part of this annual report.

Item 10.I. Subsidiary Information

Not Applicable.

Item 10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to the section “Item 5. Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures about Market Risks”, which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other Securities

Not applicable.

Item 12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Item 14.A — D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

Item 14.E. Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1, as amended (File Number: 333-283448), declared effective on March 27, 2025, in relation to our initial public offering of 2,664,000 Ordinary Shares at an offering price of US$4.00 per share. Such registration statement also registered for resale 1,300,000 Ordinary Shares by certain selling shareholders named therein. Our initial public offering closed on April 3, 2025. Dominari Securities LLC was the representatives of the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were US$2,222,387, including underwriting discounts of US$745,920, underwriters’ non-accountable expense of US$106,560, and other expenses of US$1,369,907. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Ordinary Shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$8.4 million from our initial public offering.

As of the latest practicable date prior to this annual report, we applied approximately US$3.5 million of such proceeds to the purchase of digital assets, US$4.3 million in our operating activities, and approximately US$1.5 million of such proceeds remain available for deployment.

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

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weakness identified in our internal control over financial reporting as described below.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Yunming TAO, Shuo, CHEN and Jung Hui, YEN. Our board of directors has determined that Jung Hui, YEN possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have a code of ethics and business conduct that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at within four business days following the amendment or waiver. During the year 2025, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at <https://asiastrategy.io/>.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2025	2024
	(In US$ Thousands)
Audit fees	$350	$213
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$350	$213

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

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended December 31, 2025 and 2024 were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company appointed J&S Associate PLT as its independent registered public accounting firm, effective on November 6, 2025. The appointment of J&S Associate PLT was made after a careful evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company. J&S Associate PLT is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ending December 31, 2025, and review the consolidated financial statements of the Company for the six months ended June 30, 2025.

During the Company’s fiscal years ended December 31, 2023 and 2024 and until the engagement of J&S Associate PLT, neither the Company nor anyone on its behalf has consulted with J&S Associate PLT on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by J&S Associate PLT which J&S Associate PLT concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The audit committee and the board of directors of the Company have also approved the dismissal of Marcum Asia CPAs LLP as the independent accountant of the Company on October 31, 2025. The audit report of Marcum Asia CPAs LLP on the consolidated financial statements of the Company dated May 12, 2025 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period preceding such dismissal, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused Marcum Asia CPAs LLP to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2025, including (a) our lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (b) our lack of an internal audit function to establish formal risk assessment process and internal control framework; and (c) our lack of proper IT control environment and the deficiencies identified in control areas including Logical Assess Management, Change Management, IT operation as well as Cyber Security Management.

The Company provided Marcum Asia CPAs LLP with a copy of the disclosures it is making and requested that Marcum Asia CPAs LLP furnish a letter addressed to the SEC stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of such letter from Marcum Asia CPAs LLP was appended to the Company’s current report on Form 6-K dated November 7, 2025 as Exhibit 99.1.

The changes abovementioned were reported in the current report on Form 6-K of the Company dated November 7, 2025, in accordance with instruction 2 to item 16F of Form 20-F.

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

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by major shareholders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

We have elected to follow certain Cayman Islands corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) below:

1.	Rule 5605(b)(1), which requires that the majority of the board of directors must be comprised of independent directors.

2.	Nasdaq Marketplace Rule 5605(b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

3.	Nasdaq Marketplace Rule 5620(a), which requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

4.	Nasdaq Listing Rule 5620(b), which requires that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

5.	Nasdaq Marketplace Rule 5635(a), which requires that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or substantial shareholder (as defined by Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

6.	Nasdaq Marketplace Rule 5635(b), which requires that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

7.	Nasdaq Marketplace Rule 5635(c), which requires that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for: (1) warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan); (2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the company’s independent compensation committee or a majority of the company’s independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the company at Market Value; (3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or (4) issuances to a person not previously an employee or director of the company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the company, provided such issuances are approved by either the company’s independent compensation committee or a majority of the company’s independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

8.	Nasdaq Marketplace Rule 5635(d), which requires that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. (A) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. (B) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

9.	Nasdaq Marketplace Rule 5250(b)(3), which requires that companies must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected (or, if they do not file proxy or information statements, no later than when the company files its next Form 10-K or Form 20-F).

10.	Nasdaq Marketplace Rule 5250(d), which requires among others that each company (including a limited partnership) shall make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC; Nasdaq companies that distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders; each company that is not a limited partnership and is subject to Rule 13a-13 under the Securities Exchange Act of 1934 shall make available copies of quarterly reports including statements of operating results to shareholders either prior to or as soon as practicable following the company’s filing of its Form 10-Q with the SEC; each company that is not a limited partnership and is not subject to Rule 13a-13 under the Securities Exchange Act of 1934 and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports.

The Company’s practices with regard to these requirements are not prohibited under any statutory legal provision of the Cayman Islands or the amended and restated memorandum and articles of association of the Company as currently in effect.

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended December 31, 2025.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 6-K dated August 6, 2025).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Company’s annual report on Form 20-F filed on May 12, 2025).
4.1	Employment Agreement between Top Win International Limited and Kwan, NGAI (incorporated by reference to Exhibit 10.1 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.2	Employment Agreement between Top Win International Limited and Fung Yee Mary, WONG (incorporated by reference to Exhibit 10.2 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.3	Employment Agreement between Top Win International Limited and Man Wa Claudia, HO (incorporated by reference to Exhibit 10.3 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.4	Form of the Independent Non-Executive Director Offer Letter (incorporated by reference to Exhibit 10.5 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.5	Lease Agreement for 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong (incorporated by reference to Exhibit 10.4 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.6	Private Placement Subscription Agreement between Top Win International Limited and Ming Yuk, NGAI (incorporated by reference to Exhibit 10.6 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.7	Private Placement Subscription Agreement between Top Win International Limited and Kelven, WONG (incorporated by reference to Exhibit 10.7 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.8	Registration Rights Agreement between Top Win International Limited and Ming Yuk, NGAI (incorporated by reference to Exhibit 10.8 Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.9	Registration Rights Agreement between Top Win International Limited and Kelven, WONG (incorporated by reference to Exhibit 10.9 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
4.10	Securities Purchase Agreement dated August 15, 2025 (form of) including the Form of Convertible Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K furnished August 15, 2025)
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
11.2	Insider Trading Policies (incorporated by reference to Exhibit 14.3 to Company’s Amendment No.3 to the Registration Statement on Form F-1 (File No. 333-283448), as amended initially filed with the SEC on November 25, 2024).
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Clawback Policy of the Company
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AsiaStrategy

/s/ Jason Kin Hoi FANG
	Name:	Jason Kin Hoi FANG
	Title:	Co-Chief Executive Officer

/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Co-Chief Executive Officer

/s/ Mary Fung Yee WONG
	Name:	Mary Fung Yee WONG
	Title:	Chief Financial Officer

Date: April 30, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AsiaStrategy

 For the year ended December 31, 2025

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email: info@jns-associate.com
12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website: jns-associate.com

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of AsiaStrategy.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AsiaStrategy and its subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for the years ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the years ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments described in Note 16, that were applied to the 2024 and 2023 financial statements to retrospectively reflect the Company’s adoption of ASU2023-09 “Income Taxes (Topic 740)”. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 and 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 and 2023 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S Associate PLT

J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

AsiaStrategy (formerly known as Top Win International Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 16, the accompanying consolidated balance sheets of AsiaStrategy (formerly known as Top Win International Limited) (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements” before the effects of the adjustments discussed in Note 16 are not presented herein).

In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 16, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to adjustments to retrospectively apply the change in accounting described in Note 16, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2024 to 2025.

New York, New York

May 12, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

AsiaStrategy
Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$1,464,381	$2,640,484
Restricted cash	—	380,199
Accounts receivable, net	42,945	—
Inventories, net	7,126,014	2,171,252
Investment in equity securities, current	17,619,921	—
Amount due from a related party	2,110	10,000
Loans receivable, net	5,448,697	—
Prepaid expenses, current	271,127	75,118
Deposits and other current assets, net	172,380	550,359
Total current assets	32,147,575	5,827,412

Property and equipment, net	4,273	1,025
Digital assets	2,702,943	—
Investment in equity securities, non-current	3,477,900	—
Operating lease right-of-use asset, net	828,697	—
Deferred initial public offering (“IPO”) costs	—	639,587
Prepaid expenses, non-current	562,500	—
Deferred tax assets, net	-	159,704
Total assets	$39,723,888	$6,627,728

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Accounts payable	$3,481,090	$61,791
Bank borrowings, current	1,173,306	1,952,104
Contract liabilities	24,623	-
Accrued expenses and other current liabilities	257,672	14,655
Total current liabilities	4,936,691	2,028,550
Bank borrowings, non-current	2,986,935	3,225,899
Convertible debts	10,000,000	—
Total liabilities	$17,923,626	$5,254,449

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares ($0.0005 par value, 100,000,000 shares authorized; 24,864,000 and 22,200,000 shares issued and outstanding as of December 31, 2025 and 2024)*	$12,432	$11,100
Additional paid-in capital	10,142,644	2,000,182
Retained earnings (accumulated deficit)	11,655,269	(638,380)
Accumulated other comprehensive (loss) income	(10,083)	377
Total shareholders’ equity	$21,800,262	$1,373,279
Total liabilities and shareholders’ equity	$39,723,888	$6,627,728

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

AsiaStrategy
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$10,985,176	$17,619,363	$18,814,420
Cost of revenue	(10,603,520)	(16,202,583)	(17,442,190)
Gross profit	381,656	1,416,780	1,372,230

Operating expenses
Selling and marketing	(149,033)	(58,764)	(163,579)
General and administrative	(1,808,684)	(1,129,609)	(681,891)
Total operating expenses	(1,957,717)	(1,188,373)	(845,470)

(Loss) income from operations	(1,576,061)	228,407	526,760

Other income (expense)
Interest expense	(296,191)	(283,024)	(336,817)
Interest income	120,483	1,702	488
Unrealized losses on digital assets, net	(796,529)	—	—
Unrealized gains on investment in equity securities, net	15,143,639	—	—
Other (expense) income, net	(142,560)	2,081	22,419
Total other income (expense), net	14,028,842	(279,241)	(313,910)

Income (loss) before income taxes	12,452,781	(50,834)	212,850
Income tax (expenses) benefits	(159,132)	8,615	(16,123)
Net income (loss)	12,293,649	(42,219)	196,727
Foreign currency translation adjustments	(10,460)	(2,990)	1,413
Total comprehensive income (loss)	12,283,189	$(45,209)	$198,140

Net income (loss) for basic earnings (loss) per share purposes	12,293,649	(42,219)	196,727
Add: interest expense of convertible debts	64,932	—	—
Net income (loss) for diluted earnings (loss) per share purposes	12,358,581	$(42,219)	196,727

Weighted average shares outstanding used in calculating basic earnings (loss) per share*	24,192,526	20,643,169	20,000,000
Effect of dilutive securities: convertible debts	472,367	—	—
Weighted average shares outstanding used in calculating diluted earnings (loss) per share*	24,664,893	20,643,169	20,000,000

Earnings (loss) per share*
Ordinary shares – basic	0.5082	$(0.0020)	$0.0098
Ordinary shares – diluted	0.5011	$(0.0020)	$0.0098

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

AsiaStrategy
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
(Expressed in U.S. dollar, except for the number of shares)

				Additional	(Accumulated deficit)	Accumulated other
	Ordinary shares*		Subscription	paid-in	retained	comprehensive
	Shares	Amount	receivable	capital	earnings	income (loss)	Total
Balance as of December 31, 2022	20,000,000	$10,000	$(10,000)	$1,282	$(792,888)	$1,954	$(789,652)
Net income	—	—	—	—	196,727	—	196,727
Foreign currency translation adjustment	—	—	—	—	—	1,413	1,413
Balance as of December 31, 2023	20,000,000	$10,000	$(10,000)	$1,282	$(596,161)	$3,367	$(591,512)
Issuance of ordinary shares	2,200,000	1,100	—	1,998,900	—	—	2,000,000
Settlement of subscription receivable	—	—	10,000	—	—	—	10,000
Net loss	—	—	—	—	(42,219)	—	(42,219)
Foreign currency translation adjustment	—	—	—	—	—	(2,990)	(2,990)
Balance as of December 31, 2024	22,200,000	$11,100	$—	$2,000,182	$(638,380)	$377	$1,373,279
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	2,664,000	1,332	—	8,142,462	—	—	8,143,794
Net income	—	—	—	—	12,293,649	—	12,293,649
Foreign currency translation adjustment	—	—	—	—	—	(10,460)	(10,460)
Balance as of December 31, 2025	24,864,000	12,432	$—	$10,142,644	$11,655,269	$(10,083)	$21,800,262

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

AsiaStrategy
Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$12,293,649	$(42,219)	$196,727
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	1,552	1,210	1,712
Amortization of operating lease right-of-use asset	96,208	—	—
Allowance (recovery) of expected credit losses	90,705	(5,433)	(753)
Change in cash surrender value of investments in life insurance policies	—	—	(16,206)
Unrealized losses on digital assets, net	796,529	—	—
Unrealized gains on investment in equity securities, net	(15,143,639)	—	—
Deferred tax expenses (benefits)	159,132	(8,615)	(3,074)

Changes in operating assets and liabilities:
Accounts receivable	(42,945)	148,038	172,065
Inventories	(4,954,762)	(161,881)	1,153,028
Prepaid expenses	(758,509)	(65,632)	820
Deposits and other current assets	377,979	(16,650)	(206,049)
Operating lease assets	(924,905)	—	—
Accounts payable	3,419,299	(216,270)	33,919
Contract liabilities	24,623	(14,530)	(93,097)
Accrued expenses and other current liabilities	243,017	(61,013)	52,191
Income tax payables	—	(20,000)	68,497
Net cash (used in) provided by operating activities	(4,322,067)	(462,995)	1,359,780

Cash flows from investing activities:
Purchase of property and equipment	(4,798)	—	—
Purchase of digital assets	(3,499,472)	—	—
Advances of loans receivable	(5,539,546)	—	—
Investment in equity securities	(5,954,182)	—	—
Net cash used in investing activities	(14,997,998)	—	—

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to Initial Public Offering (“IPO”), net of issuance cost	9,298,294	—	—
Proceeds from issuance of ordinary shares	—	2,000,000	—
Payments of offering costs related to Initial Public Offering (“IPO”)	(514,913)	(639,587)	—
Proceeds from bank borrowings	6,508,298	7,491,926	10,933,910
Repayments of bank borrowings	(7,514,093)	(8,115,481)	(11,010,720)
Proceeds from issuance of convertible debts	10,000,000	—	—
Repayments to a related party	—	—	(968,862)
Repayments from related parties	7,890	1,229,454	—
Net cash provided by (used in) financing activities	17,785,476	1,966,312	(1,045,672)
Effect of exchange rate changes on cash and restricted cash	(21,713)	19,472	(689)
Net (decrease) increase in cash and restricted cash	(1,556,302)	1,522,789	313,419
Cash and restricted cash, beginning of the year	3,020,683	1,497,894	1,184,475
Cash and restricted cash, end of the year	$1,464,381	$3,020,683	$1,497,894

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$1,464,381	$2,640,484	$1,120,122
Restricted cash	—	380,199	377,772
Total cash and restricted cash	$1,464,381	$3,020,683	$1,497,894

Supplemental disclosures of cash flow information:
Income tax paid (refund)	$38,119	$38,806	$(49,300)
Interest paid	231,259	283,024	336,817

Supplemental disclosure of non-cash investing and financing activities:
Deferred IPO cost charged to additional paid-in capital	2,512,206	—	—
Settlement of the sale proceeds of life insurance policies with amount due to a related party	—	817,470	—
Settlement of dividend distribution with amount due from a related party	—	—	255,410

The accompanying notes are an integral part of these consolidated financial statements.

AsiaStrategy
Notes to Consolidated Financial Statements

1. Organization and Description of Business

AsiaStrategy (formerly known as Top Win International Limited) (“AsiaStrategy” or “the Company”) is a company incorporated in the Cayman Islands with limited liability on June 27, 2024. AsiaStrategy is a parent holding company with no operations. On August 5, 2025, the Company changed its legal name from Top Win International Limited to AsiaStrategy.

Grand Moon International Limited (“Grand Moon”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 4, 2024. Grand Moon has 10,000 ordinary shares outstanding with no par value. Grand Moon is an investment holding company with no operations.

Top Win International Trading Limited (“Top Win Hong Kong”), a wholly-owned subsidiary of Grand Moon, is a private company limited by shares incorporated in Hong Kong on June 15, 2001. Top Win Hong Kong had a share capital of HK$10,000 as of both December 31, 2025 and 2024. Top Win Hong Kong’s primary business activity is trading of luxury watches.

AsiaStrategy Topwin SG Pte. Limited (“AsiaStrategy SG”), a wholly-owned subsidiary of the Company, is a private company limited by shares incorporated in Singapore on May 19, 2025. AsiaStrategy SG has 10,000 ordinary shares outstanding with par value $1.0 per share. AsiaStrategy SG is an investment holding company with no operations.

AsiaStrategy (BVI) Limited (“AsiaStrategy BVI”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 6, 2025. AsiaStrategy BVI has 10,000 ordinary shares outstanding with par value $1.0 per share. AsiaStrategy BVI is an investment holding company with no operations.

AsiaStrategy Topwin Limited (“AsiaStrategy Topwin”), a wholly-owned subsidiary of Top Win Hong Kong, is a private company limited by shares incorporated in Hong Kong on September 30, 2025. AsiaStrategy Topwin had a share capital of HK$10,000 as of December 31, 2025. AsiaStrategy Topwin has no operations as of December 31, 2025.

Top Asia Capital Limited (“Top Asia”), a wholly-owned subsidiary of Top Win Hong Kong, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on October 14, 2025. Top Asia has 10,000 ordinary shares outstanding with par value $1.0 per share. Top Asia has no operations as of December 31, 2025.

The Company, together with its subsidiaries (collectively, the “Group”), primarily operates in Hong Kong, and its principal business activity is the trading of luxury watches. The Group primarily sources its luxury watches from Hong Kong, South America, Singapore, Europe, and Japan, and sells these goods to retailers and other distributors in the watch industry. Going forward, AsiaStrategy intends to expand into the Web3 ecosystem, with digital assets becoming an additional focus of its future business development. As of December 31, 2025, the Group held digital assets with a value of $2,702,943 and recognized an unrealized loss on digital assets of $796,529 for the year ended December 31, 2025. The Group actively monitors its exposure to volatility in the cryptocurrency market.

The Company completed its initial public offering on the NASDAQ in April 2025, issuing 2,664,000 ordinary shares at a price of $4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 1, 2025, which granted the underwriter a 45-day option to purchase up to an additional 399,600 ordinary shares to cover any over-allotment. The underwriter did not exercise the over-allotment option. The initial public offering closed on April 3, 2025, with gross proceeds totaling $10,656,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 2, 2025 on The Nasdaq Capital Market under the trading symbol “TOPW”. Subsequently on May 27, 2025, the Company changed the trading symbol for its ordinary shares to “SORA” (from “TOPW”).

The accompanying consolidated financial statements reflect the activities of the Company, and each of the following entities as of December 31, 2025:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued share capital
Grand Moon	B.V.I.	100%		—
Top Win Hong Kong	Hong Kong	100%	HK$	10,000
AsiaStrategy BVI	B.V.I.	100%	US$	10,000
AsiaStrategy SG	Singapore	100%	US$	10,000
AsiaStrategy Topwin	Hong Kong	100%	HK$	10,000
Top Asia	B.V.I.	100%	US$	10,000

AsiaStrategy
Notes to Consolidated Financial Statements

1. Organization and Description of Business (cont.)

Reorganization

Reorganization was completed on July 25, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for the subsidiaries of its group.

Immediately before the Reorganization, Top Win Hong Kong was wholly owned and controlled by Mr. Sit Hon and functioned as the sole operational entity. AsiaStrategy was established on June 27, 2024, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On the same day of its incorporation, 100% ownership of AsiaStrategy was transferred from the registered agent to Sora Venture Global Limited (formerly known as Pride River Limited), a B.V.I company 100% owned by Mr. Sit Hon at the time.

Grand Moon was established on June 4, 2024, by a registered agent in the B.V.I. On July 9, 2024, 100% ownership of Grand Moon, was transferred from the registered agent to AsiaStrategy. Grand Moon served as a holding company and had not engaged in any business activities before the transfer. Subsequently on July 25, 2024, Grand Moon acquired 10,000 shares of Top Win Hong Kong from Mr. Sit Hon, representing the entire issued share capital of Top Win Hong Kong at the time, for a consideration of HK$10,000, thereby completing the Reorganization.

Immediately before and after the Reorganization, AsiaStrategy, Grand Moon, and Top Win Hong Kong remained under the complete ownership and control of Mr. Sit Hon. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

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

Subsequent to the re-organization, Mr. Sit Hon was divested from his interest in the Company on October 29, 2024.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses against financial assets, write-down of inventories and allowance for deferred tax assets, accounting of operating lease right-of-use assets, and valuation of investment in equity securities, non-current. Actual results could differ from the estimates, and as such, differences could be material to consolidated financial statements.

Cash and cash equivalents

Cash includes balances maintained with banks which are unrestricted and immediately available for withdrawal and use, as well as cash on hand. Cash equivalents include short-term, highly liquid deposits held in the securities trading account, which are readily convertible to known amounts of cash and could be withdrawn without limitation.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Restricted cash

Restricted cash consists of bank deposits and together with all interest accrued that are pledged to the bank as security for bank borrowings. On November 18, 2025, DBS Bank (Hong Kong) Limited released its charge over HK$2,944,490 (approximately US$378,309) of such restricted cash following termination of the DBS banking facility. As of December 31, 2025 and 2024, balances of restricted cash were $nil, and $380,199, respectively.

Digital assets

The Group accounts for digital assets in accordance with the applicable provisions of U.S. GAAP. Digital assets that meet the scope criteria of ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60), are initially recorded at cost, including transaction fees directly attributable to the acquisition, and are subsequently measured at fair value at each reporting date in accordance with ASC 820, Fair Value Measurement. Fair value is determined based on quoted prices in active markets, which are generally classified within Level 1 of the fair value hierarchy. Changes in fair value are recognized in net income and presented in unrealized gains (losses) on digital assets in the consolidated statement of operations and comprehensive income (loss).

As of December 31, 2025, the Group held digital assets consisting of Bitcoin (“BTC”) and Tether USD (“USDT”) for investment and treasury diversification purposes.

Bitcoin (BTC) meets all criteria in Subtopic 350-60, and is measured at fair value. Tether USD (USDT) does not meet the scope criteria of Subtopic 350-60 because it provides an enforceable redemption right for U.S. dollars at a 1:1 ratio, constituting a claim on an underlying fiat currency. Accordingly, USDT is scoped out of the fair value guidance under ASC 350-60. The Group accounts for USDT as an intangible asset using the cost method — initially recorded at cost, subsequently carried at cost less accumulated impairment losses. An annual impairment test is performed, and an impairment loss is recognized when carrying amount exceeds realizable value (e.g., redemption value or observable market price).

All digital assets are held with a third-party qualified custodian and are not subject to contractual sale restrictions. The Group does not engage in staking, lending, or mining activities.

Investment in equity securities

The Group accounts for its investment in equity securities in accordance with ASC 321, Investments—Equity Securities. Investment in equity securities comprise the following:

(i) investment in equity securities, current

Investment in equity securities, current, represents publicly traded equity securities measured at fair value. Fair value is determined in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices in active markets for identical assets, which are classified as Level 1 inputs. Changes in fair value, including unrealized holding gains and losses and realized gains and losses upon sale, are recognized in the consolidated statements of operations and comprehensive income (loss) as a component of other income (expense). These investments are classified as current assets because the securities are readily marketable and may be sold to meet liquidity needs, if necessary.

(ii) investment in equity securities, non-current

Investment in equity securities, non-current, represents investments in private equity funds. The Group does not have the ability to exercise significant influence over these private equity funds. Accordingly, the Group estimates the fair value of these investments using the net asset value per share, or its equivalent, as a practical expedient in accordance with ASC 820 (the “NAV practical expedient”). Changes in fair value, including unrealized holding gains and losses and realized gains and losses upon sale, are recognized in the consolidated statements of operations and comprehensive income (loss) as a component of other income (expense).

The Group evaluates its investments in equity securities at each reporting date. If facts and circumstances indicate that the fair value of an investment in a private equity fund is less than the value determined using the NAV practical expedient, the investment is adjusted to its estimated fair value, with the change in fair value recognized in net income and presented in the consolidated statements of operations and comprehensive income (loss).

The Group evaluates each individual investment periodically for indicators of changes in fair value and appropriate classification and presentation.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. The Group adopted ASU No.2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) on its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is recognized under “general and administrative” in the consolidated statements of operations and comprehensive income (loss). The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line or product offered and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2025 and 2024, the Group provided allowance for expected credit losses against accounts receivable of $nil and $nil, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. Management reviews inventories for obsolescence and slow-moving inventories periodically and records an allowance against the inventories when the carrying value exceeds net realizable value. For the years ended December 31, 2025, 2024 and 2023, the write-downs of inventories were $31,094, $26,611 and $21,243, respectively.

Loans receivable, net

Loans receivable are initially recognized at the amount of cash advanced, net of any origination fees received and direct transaction costs incurred, if any. They are subsequently measured at amortized cost using the effective interest method. The amortized cost basis represents the unpaid principal balance, adjusted for unamortized premiums or discounts, deferred loan fees and costs, if any. Loans receivable are classified as current asset since the loans are scheduled to mature within one year.

The Group assesses credit risk and evaluates collectability of loans receivable on an ongoing basis in accordance with ASC 326, Financial Instruments – Credit Losses. The Group reviews loans receivable on a regular basis and makes allowance for expected credit losses if there is evidence indicating that loans receivable may be unrecoverable based on the Group’s historical losses, specific circumstances, and general economic conditions. As of December 31, 2025 and 2024, the balances of allowance for expected credit loss against loans receivable were $90,849 and $nil, respectively.

Prepaid expenses

Prepaid expenses are comprised of prepaid consultancy fees, professional fees and office supplies. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit loss assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

Deposits and other current assets, net

Deposits and other current assets are comprised of other receivables and deposits, including rental deposits and interest receivables. The Group adopted ASC 326 on its other current assets. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its other current assets using the current expected credit loss model under ASC 326. As of December 31, 2025 and 2024, the balances of allowance for expected credit loss against other current assets were $2 and $2, respectively.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

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

Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of December 31, 2025 and 2024, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Office equipment	5 years
Furniture and fixture	5 years
Motor vehicle	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful lives of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss) under other income or expenses.

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering. As of December 31, 2025 and 2024, the Company had deferred IPO costs of nil and $639,587, respectively. On April 2, 2025, upon the completion of IPO of the Company, IPO cost capitalized as of December 31, 2024 and other IPO costs incurred during the year ended December 31, 2025, totaling $2,512,206 were charged to shareholders’ equity under additional paid-in capital.

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

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Warranty

Under ASC 460, Guarantees, at the time a sale is recognized, the Group shall record estimated future warranty costs. These estimated costs for warranties are determined at completion and are not for warranties separately sold by the Group. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Group’s best estimate. There were no such reserves for the years ended December 31, 2025, 2024 and 2023, because the Group considered that the claim rates of warranties had been immaterial historically and are expected to remain immaterial for the years in question.

Contract assets and contract liabilities

The Group classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it transfers the goods in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under sales arrangements. The revenue recognized for years ended December 31, 2025 and 2024 that was previously included in the contract liabilities as of December 31, 2024 and 2023 was $nil and $14,515.

As of December 31, 2025 and 2024, the balances of contract liabilities were $24,623 and $nil, respectively. The balance as of December 31, 2025 was expected to be recognized as revenue within a twelve-month period from December 31, 2025.

Cost of revenue

Cost of revenue primarily consists of the cost of luxury watches and incremental transportation expenses incurred for the sales and delivery of watches.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (approximately $3,848). For the years ended December 31, 2025, 2024 and 2023, the total amount charged in respect of the Group’s costs incurred in the scheme were $11,561, $13,488 and $15,807, respectively.

Borrowing costs

All borrowing costs are recognized as finance expense in the consolidated statements of operations and comprehensive income (loss) in the period in which they are incurred.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Convertible debts

The Group accounts for its convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options. Upon initial recognition, convertible debts are recorded as liabilities at the proceeds received, net of unamortized debt issuance costs, discounts, or premiums, as applicable. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability and are amortized to interest expense using the effective interest method.

The Group did not elect the fair value option for its convertible debt instruments. The Group evaluates the embedded conversion feature and any other embedded features in such instruments under ASC 815-15, Derivatives and Hedging—Embedded Derivatives, to determine whether bifurcation is required. The Group concluded that the embedded conversion feature in its convertible debt instruments is not required to be separately accounted for as a derivative. Accordingly, the convertible debt instruments are accounted for wholly as debt and are subsequently measured at amortized cost.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the consolidated statements of operations and comprehensive income (loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of December 31, 2025 and 2024.

Segment reporting

The Group determines its operating segments in accordance with ASC 280, Segment Reporting, using the management approach. Under this approach, operating segments are identified based on the internal reports regularly reviewed by the Group’s chief operating decision maker (the “CODM”) for purposes of allocating resources and assessing performance. The Group’s CODM is its Chief Executive Officer.

The CODM reviews and evaluates the Group’s operating results, allocates resources, and assesses performance on a consolidated basis. The CODM uses segment net income (loss), which is consistent with consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive income (loss), as the primary measure of segment performance and resources allocation. The CODM also reviews total consolidated assets as the measure of segment assets. In addition, the CODM reviews consolidated functional expense information, including selling and marketing expenses and general and administrative expenses, together with other consolidated income and expense items, including interest expense, other income, net, and income tax benefit (provision for income taxes).

During the years ended December 31, 2025 and 2024, the Group had one principal revenue generating activity, namely the trading of luxury watches. The Group conducts its business activities and operations in Hong Kong, and substantially all transactions are concluded and completed in Hong Kong under similar economic characteristics and conditions. The Group does not have separate operating divisions for which discrete financial information is regularly reviewed by the CODM. Accordingly, the Group has determined that it operates as a single operating segment and a single reportable segment.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Group not using the U.S. Dollars as its functional currency.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Earnings (loss) per share

Earnings (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings (loss) per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Basic and diluted earnings (loss) per ordinary share are presented in the Group’s consolidated statements of operations and comprehensive income (loss).

ASC 260 considers all convertible securities, including convertible debt, which by their terms may be converted into common stock of the reporting entity, as potential common shares. Share-settled convertible debt is generally included in diluted earnings (loss) per share using the if-converted method, a method of computing earnings (loss) per share data that assumes conversion of convertible securities at the beginning of the reporting period (or at time of issuance, if later).

During the year ended December 31, 2025, the Company issued convertible debts with an aggregate principal amount of $10,000,000, bearing interest at 3.0% per annum and maturing three years from the issuance date (the “Maturity Date”). Holders of the convertible debts have the option to convert into the Company’s ordinary shares at an initial conversion price of $4.64 per share at any time commencing six months after the issuance date and terminating on the tenth trading day immediately preceding the Maturity Date. Under the if-converted method, interest expenses on convertible debts are added back to the diluted earnings (loss) per share numerator, and to the extent nondiscretionary adjustments based on income made during the period would have been computed differently had the interest on convertible debts never been recognized, the numerator shall be appropriately adjusted.

Diluted earnings (loss) per share for the years ended December 31, 2025, 2024, and 2023 were $0.5011, $(0.0020), and $0.0098 per share, respectively.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HKD” or “HK$”), as the functional currency. The Group’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheet dates are translated to US$ at the applicable rates of exchange in effect at those dates. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the exchange rates between HK$ and US$ that are used in preparing these consolidated financial statements:

	As of December 31,
	2025	2024
Year-end spot rate	7.7833	7.7677

	For the Years Ended December 31,
	2025	2024	2023
Average rate	7.7956	7.8030	7.8292

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

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

As of December 31, 2025 and 2024, the Group’s financial instruments comprised primarily cash, restricted cash, accounts receivable, digital assets, investment in equity securities, other current assets, loans receivable, accounts payable, bank borrowings, convertible debts, amount due from a related party, accrued expenses and other current liabilities.

For publicly traded equity securities, the Group concludes the fair value of its investments is determined based on quoted prices in active markets for identical assets (Level 1 inputs). For investments in private equity funds, as a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its investments which the Group does not have the ability to exercise significant influence.

Additionally, the Group concludes that the fair value of the Group’s bank borrowings approximates their carrying value as the bank borrowings are subject to floating rates that are close to the market interest rate. For the other financial instruments, the carrying amounts approximate their fair values due to the short-term nature of these instruments.

As of December 31, 2025, the Group held certain assets that are required to be measured at fair value on a recurring basis:

Financial assets	Fair value hierarchy	Fair value as of December 31, 2025
Digital assets - Bitcoin	Level 1	$2,625,574
Investment in equity securities, current - DV8 Public Company Limited	Level 1	$17,619,921
Investment in equity securities, current - ASP LLC portfolio	Net asset value as a practical expedient	$3,477,900

As of December 31, 2024, the Group did not have any assets or liabilities measured at fair value on a recurring basis.

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

AsiaStrategy
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

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group adopted this accounting guidance in 2025. The adoption of the standard did not have a material impact on the Group’s consolidated financial statement.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group adopted this accounting guidance in 2025. The adoption of the standard did not have a material impact on the Group’s consolidated financial statement.

AsiaStrategy
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Recent accounting pronouncements not yet adopted

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

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and comprehensive income (loss) and statements of cash flows.

3. Significant Risks

Currency risk

The functional currency of the Group is HK$ and these consolidated financial statements are presented in US$. The Group’s sales, operation activities and assets and liabilities are predominately denominated in the functional currency. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, the Group buys watches from distributors located in Hong Kong, South America, Singapore, Europe and Japan for the years ended December 31, 2025, 2024 and 2023, primarily using HK$ and Swiss Franc (“CHF”), and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the year ended December 31, 2025, the Group had $9,389,687 purchases denominated in CHF. The Group estimates that any appreciation of CHF against HK$ in the future would result in an increase in cost of purchase, and vice versa. If the Group cannot pass these increased costs on to its customers, it would negatively impact the gross profit margin and net income. Based on the same purchase volume as in 2025, the costs related to purchases denominated in CHF would increase by US$93,897 if there is a 1% appreciation of CHF against HK$. Conversely, the costs would decrease by US$93,897 if there is a 1% depreciation of CHF against HK$.

The Group has not used any instruments or derivatives to manage or hedge its currency risk exposure.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, accounts receivable, loans receivable, investment in equity securities, amount due from a related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash and restricted cash with reputable banks located in Hong Kong. As of December 31, 2025 and 2024, $1,464,381 and $3,020,683 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,240), and further increased to HK$800,000 ($102,784) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents and restricted cash.

AsiaStrategy
Notes to Consolidated Financial Statements

3. Significant Risks (cont.)

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable and other current assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2025 and 2024, the balances of allowance for expected credit losses against these balances were $90,851 and $2, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Group’s assets were primarily located in Hong Kong. However, the Group also maintains significant digital assets and equity security investments in other jurisdictions, including Singapore and the Cayman Islands. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a) Major customers

For the year ended December 31, 2025, two customers accounted for 10% or more of the Group’s revenue. Revenue from these two customers accounted for 27% and 10% of the Group’s total revenue, respectively.

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

	Year ended December 31, 2025		As of December 31, 2025
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer A	$3,007,906	27%	$—	—%
Customer B	1,151,843	10%	—	—%
Total:	$4,159,749	37%	$—	—%

	Year ended December 31, 2024		As of December 31, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer B	$2,939,902	17%	$—	—%
Customer A	2,821,635	16%	—	—%
Total:	$5,761,537	33%	$—	—%

	Year ended December 31, 2023		As of December 31, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross	Percentage of accounts receivables, gross
Customer C	$3,397,499	18%	$144,432	98%
Customer D	2,091,907	11%	—	—%
Customer E	2,004,975	11%	—	—%
Total:	$7,494,381	40%	$144,432	98%

AsiaStrategy
Notes to Consolidated Financial Statements

3. Significant Risks (cont.)

As of December 31, 2025, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivables.

As of December 31, 2024, there was no accounts receivable.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b) Major vendors

For the year ended December 31, 2025, four vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these four vendors accounted for 31%, 18%, 13% and 11% of the Group’s total purchase, respectively.

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

	Year ended December 31, 2025		As of December 31, 2025
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor A	$4,876,263	31%	$3,416,931	98%
Vendor B	2,829,662	18%	—	—%
Vendor C	2,002,164	13%	—	—%
Vendor D	1,727,497	11%	—	—%
Total:	$11,435,586	73%	$3,416,931	98%

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor B	$4,126,222	25%	$—	—%
Vendor A	3,017,416	18%	—	—%
Vendor E	1,713,444	10%	—	—%
Total:	$8,857,082	53%	$—	—%

AsiaStrategy
Notes to Consolidated Financial Statements

3. Significant Risks (cont.)

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Purchase	Percentage of total purchase	Accounts payable	Percentage of Accounts payable
Vendor F	$10,529,156	64%	$277,500	100%
Vendor G	2,317,936	14%	—	—%
Total:	$12,847,092	78%	$277,500	100%

As of December 31, 2025, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 98% of the total balances of accounts payable.

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 100% of the total balances of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. The outstanding convertible debt is not exposed to floating interest rate risk as it bears interest at a fixed rate. Nevertheless, given the amounts of bank deposits in question, the Group considers the related interest rate risk not material. On the other hand, as of December 31, 2025, the Group had the outstanding bank borrowings of $4,160,241. The Group estimates that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of December 31, 2025 would result in an increase in interest expense of $41,602 per annum whilst the Group estimates that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on December 31, 2025 would result in a decrease in interest expense of $41,602 per annum. The Group has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

Price risk

As of December 31, 2025, the Group held investments in equity securities with an aggregate carrying value of approximately US$21,097,821, comprising the investment in DV8 and the portfolio investment managed by Asia Strategy Partners LLC. These investments are measured at fair value, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss). The Group estimated that a 10% adverse movement in the fair value of these investments would result in a pre-tax loss of approximately US$2,109,782, vice versa. The Group does not currently use derivative instruments to hedge our equity price exposure.

As of December 31, 2025, the Group held 30 Bitcoins with an aggregate carrying value of US$2,625,574. The bitcoins are measured at fair value in accordance with ASU 2023-08, with changes in fair value recognized in our consolidated statements of operations and comprehensive income (loss). The Group estimated that a 10% adverse movement in the fair value of the bitcoins would result in a pre-tax loss of approximately US$262,557, vice versa. The Group monitors its digital asset exposure on an ongoing basis and have not entered into derivative arrangements to hedge that exposure.

4. Accounts Receivable, Net

As of December 31, 2025 and 2024, accounts receivable consisted of the following balances:

	As of December 31,
	2025	2024
Accounts receivable	$42,945	$—
Less: allowance for expected credit losses	—	—
Accounts receivable, net	$42,945	$—

AsiaStrategy
Notes to Consolidated Financial Statements

4. Accounts Receivable, Net (cont.)

The movement of allowance for expected credit losses is as follow:

	As of December 31,
	2025	2024
Balance at January 1	$—	$5,428
Recovery of expected credit losses	—	(5,433)
Exchange rate differences	—	5
Balance at December 31	$—	$—

5. Inventories, Net

As of December 31, 2025 and 2024, inventories consisted of the following balances:

	As of December 31,
	2025	2024
Inventories, net	$7,126,014	$2,171,252

6. Investment in Equity Securities

As of December 31, 2025 and 2024, investment in equity securities consisted of the following balances:

	As of December 31,
	2025	2024
Investment in equity securities, current
DV8 Public Company Limited(1)	$17,619,921	$—

Investment in equity securities, non-current
ASP LLC portfolio(2)	$3,477,900	$—

(1)	On July 3, 2025, the Group, through AsiaStrategy SG, announced its intention to make a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (“DV8”) (SET: DV8), a public company listed on The Stock Exchange of Thailand. The offer price for the ordinary shares was THB 0.56 (fifty-six satang) per share and the offer price for the warrants was THB 0.01 (one satang) per unit. The tender offer period ended on August 20, 2025 and the tender offer was completed on August 22, 2025, whereupon AsiaStrategy SG was allocated 114,638,700 DV8 shares, representing approximately 7.07% of DV8’s total issued and paid-up share capital, for a total consideration of approximately THB 64.2 million (approximately $1,965,744). The investment in DV8 is measured at fair value because its fair value is readily determinable based on quoted market prices on the exchange. Gains and losses resulting from changes in fair value are recognized in the consolidated statements of operations and comprehensive income (loss). The investment was classified as current assets because the securities are available to be sold to meet liquidity needs when necessary.

(2)	On August 27, 2025, the Company contributed $3,988,438 to a portfolio investment managed by Asia Strategy Partners LLC (“ASP LLC”), a Delaware limited liability company operating as a private equity fund. This contribution represented approximately 9.93% of the total portfolio of ASP LLC. ASP LLC is solely managed by SORA Ventures, which is ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025. The investment in ASP LLC is not redeemable due to its closed end structure, and transfers of interests are subject to restrictions requiring the prior written consent of the manager, which may be withheld at the manager’s sole discretion. As of December 31, 2025, the Group had no remaining unfunded commitments to ASP LLC.

On September 10, 2025, ASP LLC subscribed for 46,241,995 newly issued ordinary shares of Bitplanet Co., Ltd. (“Bitplanet”) (KOSDAQ: 049470, formerly known as SGA Co., Ltd.), a company listed on the Korea Securities Dealers Automated Quotations market, and acquired an additional 11,473,850 ordinary shares from certain sellers. Upon completion of these transactions, ASP LLC held approximately 49.03% of Bitplanet’s total ordinary shares. Based on the Company’s capital contribution, the Group’s indirect attributable interest in ASP LLC’s investment in Bitplanet was 5,728,620 ordinary shares, representing approximately 4.87% of Bitplanet’s total issued ordinary shares.

The Group classifies its interest in ASP LLC as an investment in a private equity fund over which it does not have the ability to exercise significant influence. Accordingly, the Group uses net asset value as a practical expedient to estimate the fair value of the investment in accordance with ASC 820. There is no indication that the investment will be sold at an amount different from net asset value per share. Gains and losses resulting from changes in fair value are recognized in the consolidated statements of operations and comprehensive income (loss). The investment was classified as a non-current asset because the Group intends to hold the investment on a long term basis, and the interests are subject to restrictions on redemption and transfer.

AsiaStrategy
Notes to Consolidated Financial Statements

6. Investment in Equity Securities (cont.)

The following table is a roll-forward of the investment in equity securities for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025	2024	2023
Balance at January 1	$—	$—	$—
Investment in equity securities	5,954,182	—	—
Unrealized gains on investment in equity securities, net	15,143,639	—	—
Balance at December 31	21,097,821	—	—

7. Leases

For the years ended December 31, 2025, 2024 and 2023, the Group subsisted of the following non-cancellable lease arrangements.

Description of lease	Lease term
Office premise at 33/F of Sunshine Plaza, Hong Kong

1-year fixed term lease from January 1, 2023 to December 31, 2023(1)

1-year fixed term lease from January 1, 2024 to December 31, 2024(1)

1-year fixed term lease from January 1, 2025 to December 31, 2025, and further replaced by a 4-year fixed term leases from August 1, 2025 to July 31, 2029 since August 1, 2025(2)

Warehouse at Unit 1209 of Riley House, Hong Kong	1-year fixed term lease from January 1, 2023 to December 31, 2023(3)

(1)	ASC 842-20 defines a short-term lease as a lease whose lease term, at commencement, is 12 months or less and that does not include a purchase option whose exercise is reasonably certain. The lease terms of the lease arrangements during the years ended December 31, 2024 and 2023 were 1-year fixed terms without renewal or purchase options. These leases meet the definition of short-term leases. Pursuant to ASC 842, the Group elects not to recognize these leases on its balance sheet. Accordingly, this results in the recognition of the Group’s lease payments on a straight-line basis over the lease terms.

(2)	On July 16, 2025, the Group entered into an amended lease agreement with New Harvest Investment Holding Limited, effective August 1, 2025, to replace the original one year lease agreement covering the period from January 1, 2025 to December 31, 2025. Upon commencement of the amended lease, the Group prepaid the full rent for the entire four year lease term. Accordingly, no operating lease liability was recognized in connection with the new lease agreement.

(3)	The lease term was from January 1, 2023 to December 31, 2023, and was not renewed upon expiration.

The following table summarizes the classification of operating lease right-of-use asset and operating lease liabilities in the Group’s consolidated balance sheets:

	As of December 31,
	2025	2024
Assets
Operating lease right-of-use asset, net	$828,697	$—

Liabilities
Operating lease liabilities	—	—

Information related to operating lease activities during the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Amortization of operating lease right-of-use asset	$96,208	$—	$—
Accretion of interest on operating lease liabilities	—	—	—
Total operating lease expenses	96,208	—	—

AsiaStrategy
Notes to Consolidated Financial Statements

7. Leases (cont.)

The rental fee for the office lease was fully paid at the commencement of the lease term, and there were no future lease commitments as of December 31, 2025.

As of December 31, 2025 and 2024, the weighted average discount rate of operating leases was 3.03% and nil, respectively and the weighted average remaining operating lease terms were 3.58 years and nil, respectively.

For the years ended December 31, 2025, 2024 and 2023, the short-term lease expenses were $44,897, $76,894 and $118,786, respectively.

8. Property and Equipment, Net

As of December 31, 2025 and 2024, property and equipment, net, consisted of the following:

	As of December 31,
	2025	2024
Furniture and fixture	$117,474	$117,710
Office equipment	32,420	27,671
Motor vehicle	82,627	82,793
Less: accumulated depreciation	(228,248)	(227,149)
Total property and equipment, net	$4,273	$1,025

Depreciation expenses were $1,552, $1,210 and $1,712 for the years ended December 31, 2025, 2024 and 2023, respectively.

9. Digital assets

For the year ended December 31, 2025, the Group purchased digital assets consisting of Bitcoin (BTC) and Tether USD (USDT) for investment and treasury diversification purposes. As of December 31, 2024, the Group did not have any investments in digital assets.

The following table summarizes the Group’s digital asset holdings as of December 31, 2025:

		As of December 31, 2025
Digital Assets	Valuation method	Holdings	Cost Basis	Fair value
BTC*	Fair value	30	$3,422,103	$2,625,574
USDT	Cost method	77,369	77,369	77,369
Total digital assets			$3,499,472	$2,702,943

*	The fair value per unit of BTC as of December 31, 2025 was approximately $87,519, as quoted in the active market.

The following table presents the movement for the digital assets of the Group for the years ended December 31, 2025, 2024 and 2023:

	BTC	USDT	Total

Balance as of December 31, 2023 and 2024, and January 1, 2025	$—	$—	$—
Purchase of digital assets	3,422,103	77,369	3,499,472
Unrealized losses on digital assets, net	(796,529)	—	(796,529)
Balance as of December 31, 2025	2,625,574	77,369	2,702,943

AsiaStrategy
Notes to Consolidated Financial Statements

10. Loans Receivable, Net

As of December 31, 2025 and 2024, loans receivable, net consisted of the following balances:

	As of December 31,
	2025	2024
Loans receivable(1) (2) (3)	$5,539,546	$—
Less: allowance for expected credit losses	(90,849)	—
Loans receivable, net	$5,448,697	$—

(1)	On April 9, 2025, AsiaStrategy entered into a loan agreement with Leisure Stream Ltd, which is an independent third party of the Group, for a principal amount of $500,000. The loan was unsecured and had a term of one year and bore an annual interest rate of 8%. Subsequent on April 9, 2026, the loan term was extended by six months to October 8, 2026.

(2)	On April 14, 2025 and April 15, 2025, AsiaStrategy entered into two loan agreements with Power Partner Capital Limited, which is an independent third party of the Group for an aggregate principal amount of $1,000,000. These loans each were unsecured and had a term of one year and bore interest at an annual rate of 8%. Subsequent on April 14, 2026, the loan term was extended by six months to October 14, 2026.

(3)	On December 19, 2025, AsiaStrategy entered into a loan agreement with Top Pride International Ltd. (“Top Pride”) to provide an unsecured revolving loan facility with a maximum principal amount of HK$35,000,000 ($4,496,807) to support Top Pride’s daily operations. The loans are interest-free, unsecured and have a 12-month term commencing on December 19, 2025 and maturing on December 18, 2026. As of December 31, 2025, AsiaStrategy had advanced loans to Top Pride totaling US$4,039,546. Top Pride was a related party of the Company until October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. Top Pride ceased to be a related party of the Company thereafter.

The movement of allowance for expected credit losses is as follow:

	As of December 31,
	2025	2024
Balance at January 1	$—	$—
Provision of expected credit losses	90,705	—
Exchange rate differences	144	—
Balance at December 31	$90,849	$—

11. Prepaid Expenses

As of December 31, 2025 and 2024, prepaid expenses consisted of the following balances:

	As of December 31,
	2025	2024
Prepaid expenses	$833,627	$75,118
Less: amounts classified as non-current assets	(562,500)	—
Amounts classified as current assets	$271,127	$75,118

AsiaStrategy
Notes to Consolidated Financial Statements

11. Prepaid Expenses (Cont.)

Prepaid expenses primarily consist of prepaid administrative expenses and professional fees. As of December 31, 2025, the balance mainly comprised a prepaid professional fee of $812,500 paid to an independent third party for regulatory compliance support, internal control evaluation and enhancement, corporate governance advisory, risk assessment and management, and coordination with external parties. The services under the professional services agreement span four years. The portion of the contract value relating to services expected to be received within one year is classified as a current asset, and the remaining portion is classified as a non-current asset.

The estimated aggregate expense for the next four fiscal years is as follows:

As of December 31,	Estimated Expense
2026	$271,127
2027	250,000
2028	250,000
2029	62,500
$833,627

12. Deposits and Other Current Assets, Net

As of December 31, 2025 and 2024, deposits and other current assets, net consisted of the following balances:

	As of December 31,
	2025	2024
Trade deposits	$—	$530,691
Interest receivable	86,273	—
Tax recoverable	57,032	18,891
Other assets	29,077	779
Less: allowance for expected credit losses	(2)	(2)
Deposits and other current assets, net	$172,380	$550,359

The movement of allowances for expected credit losses is as follow:

	As of December 31,
	2025	2024
Balance at January 1	$2	$2
Provision for expected credit losses	—	—
Balance at December 31	$2	$2

AsiaStrategy
Notes to Consolidated Financial Statements

13. Bank Borrowings

As of December 31, 2025 and 2024, bank borrowings consisted of the following:

				Outstanding
	Nature of			principal amount
	banking		Amount of	as of December 31,
Bank facility Provider	facility	Tenor	banking facility	2025	2024
Shanghai Commercial Bank (“SCB”)	Revolving trade financing	Maximum 120 days	HK$35,000,000 (approximately $4,496,807)	$960,135	$1,761,048
SCB	Installment loan	Fully repayable by March 27, 2037 in monthly installments.	HK$33,545,132 (approximately $4,309,886)	3,200,106	3,416,955
DBS Bank (Hong Kong) Limited (“DBS”)	Account payable financing	Maximum 120 days	HK$10,500,000 (approximately $1,349,042) and further amended to HK$4,500,000 (approximately $578,161)	—	—
				4,160,241	5,178,003
Less: non-current portion				(2,986,935)	(3,225,899)
Bank borrowings, current				$1,173,306	$1,952,104

These bank borrowings were primarily obtained for general working capital.

SCB banking facility

Under the banking facility letter dated May 5, 2020 and subsequent amendments made on October 21, 2021, Shanghai Commercial Bank Limited (“SCB”), a bank in Hong Kong, extended a banking facility to Top Win Hong Kong and Top Pride International Ltd. (“Top Pride”). Top Pride was a related party of the Company until October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. The facility comprises:

(i)	trade financing of HK$35,000,000 (approximately $4,496,807) or an equivalent amount in other currencies shared between the Group and Top Pride and at an interest rate of 2% p.a. over 1-month HIBOR for Hong Kong Dollars, 2% p.a. over the applicable Benchmark for U.S. Dollars, Euros, and Swiss Francs, and 2% p.a. over 1-month SIBOR for Singapore Dollars, with a minimum interest rate at 3.75% p.a. for U.S. Dollars, Euros, and Swiss Francs, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the consolidated balance sheets since they are scheduled to mature within one year;

(ii)	instalment loan of HK$33,545,132 (approximately $4,309,886) to the Group at an interest rate of 2% p.a. over 1, 2, or 3-month HIBOR, to be repaid in full by March 27, 2037 in monthly installments. Among the outstanding principal of $3,200,106, $213,171 is repayable within one year by installments and is classified as current liability, whilst the remaining portion of $2,986,935 is long-term obligation and is reclassified as long-term liability on the consolidated balance sheets.

The securities provided under the SCB banking facility include (i) a pledge of the property located at 33/F, Sunshine Plaza, 353 Lockhart Road, Hong Kong, which is owned by New Harvest Investment Holding Ltd (“New Harvest”), a company controlled by Mr. Sit Hon; (ii) a personal guarantee given by Mr. Sit Hon in the amount of HK$96,100,000 (approximately $12,346,948). No other significant covenants are identified in the SCB banking facility.

On June 25, 2025, SCB amended certain security terms of its banking facility. The amendment added a new security term: a personal guarantee provided by Mr. Ngai Kwan in the amount of HK$89,240,000 (approximately US$11,465,574). In addition, the personal guarantee by Mr. Sit Hon was revised from HK$96,100,000 (approximately US$12,346,948) to HK$95,600,000 (approximately US$12,282,708).

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

AsiaStrategy
Notes to Consolidated Financial Statements

13. Bank Borrowings (cont.)

As of December 31, 2025 and 2024, the Group utilized revolving trade financing in the amounts of $960,135 and $1,761,048, respectively, and installment loan totaling $3,200,106 and $3,416,955 under the SCB banking facility. As of December 31, 2025 and 2024, Top Pride did not utilize the shared banking facility extended by SCB.

DBS banking facility

On November 30, 2021, DBS Bank (Hong Kong) Limited extended a banking facility to the Group and its related party, Top Pride. The facility comprises account payable financing HK$10,500,000 (approximately $1,349,042) shared between Top Win Hong Kong and Top Pride, at an interest rate of 2% p.a. over the 1-month HIBOR for Hong Kong Dollars and 2% p.a. over the bank’s 1-month cost of funds for other currencies, with a minimum interest rate at 3.75% p.a. for currencies other than Hong Kong Dollars, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the consolidated balance sheets since they are scheduled to mature within one year.

The securities provided under the DBS banking facility include: (i) a cash deposit of HK$2,944,490 (approximately $378,309) placed by Top Win Hong Kong in favour of DBS with all interest accrued thereon for the account; (ii) personal guarantee and indemnity for an unlimited amount executed by Mr. Sit Hon; (iii) a guarantee and indemnity for an unlimited amount executed by Mrs. Ho Ling Fung, who is Mr. Sit Hon’s mother; (iv) guarantee and indemnity for an unlimited amount executed by New Harvest; (v) guarantee and indemnity for an unlimited amount executed by Top Pride; and (vi) assignment of the Sun Life Insurance policy.

On September 24, 2024, DBS amended certain terms of its banking facility. The interest rate for account payable financing in currencies other than Hong Kong Dollars was adjusted to 1.75% p.a. over the bank’s 1-month cost of funds for those currencies, with a minimum interest rate of 3.5% p.a. The interest rate for Hong Kong Dollars remains unchanged from the original bank facility letter. Additionally, the security in the form of “a guarantee and indemnity for an unlimited amount executed by Mrs. Ho Ling Fung” was removed from the bank facility letter. For the years ended December 31, 2025, 2024 and 2023, the Group met all covenant requirements under the banking facility.

Further on January 14, 2025, DBS amended certain terms of its banking facility. The facility limit for Accounts Payable Financing was adjusted from HK$10,500,000 (approximately $1,349,042) to HK$4,500,000 (approximately $578,161). Additionally, the security in the form of “assignment of the Sun Life Insurance policy” was removed, and the security term “personal guarantee and indemnity for an unlimited amount executed by Mr. Ngai Kwan” was added in the bank facility letter.

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

On November 18, 2025, DBS released its charge over a cash deposit of HK$2,944,490 (approximately $378,309), along with all other guarantees and securities previously provided under the DBS banking facility. By mutual agreement, the DBS banking facility was terminated accordingly.

For the years ended December 31, 2025, 2024 and 2023, the weighted average annual interest rates for the bank loans were approximately 5.56%, 5.47%, 5.84%, respectively. Interest expenses of bank loans for the years ended December 31, 2025, 2024 and 2023, were $231,259, $283,024 and $336,817, respectively.

The table below summarizes the remaining contractual maturities of the bank borrowings as of December 31, 2025. The bank borrowings are categorized by the years in which repayments are due:

During the years ended December 31,
2026	$1,339,353
2027	379,218
2028	379,218
2029	379,218
2030 and after	2,749,331
Total repayments of bank loans	5,226,338
Less: imputed interest	(1,066,097)
Balance recognized as at December 31, 2025	$4,160,241

As of the date of this report, a total of $1.0 million of the bank loans been repaid.

AsiaStrategy
Notes to Consolidated Financial Statements

14. Convertible debts

On August 15, 2025, the Company entered into agreements with certain investors to issue convertible debt with an aggregate principal amount of $10,000,000. The transaction closed on October 13, 2025, and the Company received gross proceeds of $10,000,000. The convertible debt bears interest at 3.0% per annum, payable annually, and matures three years from the issuance date.

The holders may convert the convertible debt into the Company’s ordinary shares at an initial conversion price of $4.64 per share at any time commencing six months after the issuance date and ending on the tenth trading day immediately preceding the maturity date. Upon conversion, the amount converted includes the principal amount being converted, together with accrued and unpaid interest thereon, if any. Based on the initial conversion price, the principal amount of the convertible debt is initially convertible into 2,155,172 ordinary shares, subject to the terms of the instrument. Any accrued and unpaid interest converted in accordance with the terms of the instrument would result in the issuance of additional ordinary shares. The Company may also redeem all or a portion of the outstanding convertible debt in cash at an amount equal to the principal amount redeemed plus accrued and unpaid interest.

The Company concluded that bifurcation of the embedded features was not required. Accordingly, the convertible debt is accounted for wholly as debt and is subsequently measured at amortized cost using the effective interest method.

As of December 31, 2025, the fair value of the convertible debt was:

	Fair value hierarchy	Valuation method	Fair value as of December 31, 2025
Fair value of convertible debts	Level 3	Black-Scholes Model for equity component and Discounted Cash Flow method for debt component	$10,634,988

For the years ended December 31, 2025, the interest expense related to the convertible debts were $64,932, and the effective interest rate of the convertible debts was 3.0%.

15. Shareholders’ Equity

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

On September 16, 2024, two investors, Mr. Kelven Wong and Mr. Ngai Ming Yuk, separately entered into a private placement subscription agreement and a registration rights agreement with the Company. Under these agreements, Mr. Kelven Wong and Mr. Ngai Ming Yuk subscribed for 1,100 ordinary shares allotted by AsiaStrategy, representing approximately 10% of its entire issued share capital after the allotment, for a total consideration of US$2,000,000. The allotment of these 1,100 ordinary shares was accounted for prospectively and was recognized by the Company on September 16, 2024. After the allotment, the Company has 11,100 ordinary shares, with a par value of $1 per share, in issue.

AsiaStrategy
Notes to Consolidated Financial Statements

15. Shareholders’ Equity (cont.)

On November 20, 2024, the Company effected a 2000 to 1 share split/share subdivision, resulting in a change of par value of the Ordinary Shares from $1 to $0.0005. According to ASC 505-10-S99-4, such share split/share subdivision is retroactively applied as if the transaction occurred at the beginning of the period presented. Pursuant to such resolutions approved by its shareholders, as of the date of this report, the authorized share capital is $50,000 divided into 100,000,000 Ordinary Shares of a par value of $0.0005 each, and the number of issued and outstanding Ordinary Shares has been subdivided from 11,100 shares to 22,200,000 shares.

On April 1, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell, in a firm commitment underwritten public offering (the “Offering”), an aggregate of 2,664,000 Ordinary Shares at a public offering price of $4.00 per share. In addition, the Company also granted the Underwriters a 45-day option to purchase up to an additional 399,600 Ordinary Shares to cover over-allotments which was not exercised by the underwriter.

On April 2, 2025, the Company’s Ordinary Shares commenced trading on the Nasdaq Capital Market under the trading symbol “TOPW.” On April 3, 2025, the Company closed the Offering of 2,664,000 Ordinary Shares at the offering price of $4.00 per share. The gross proceeds to the Company from the Offering, before deducting underwriting discounts, non-accountable expense allowance, and offering-related expenses, were $10,656,000.

Upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2024 amounted to $639,587, together with other IPO costs incurred during the year ended December 31, 2025, totaling $2,512,206, were charged to shareholders’ equity under additional paid-in capital.

As of December 31, 2025, a total of 24,864,000 ordinary shares of par value of $0.0005 each were issued and outstanding.

16. Income Taxes

Upon adoption of ASU 2023-09 on January 1, 2025, below disclosure and presentation have been retrospectively amended.

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Company, Grand Moon, AsiaStrategy BVI, and Top Asia, are not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

Top Win Hong Kong and AsiaStrategy Topwin are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended December 31, 2025, 2024 and 2023, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2 million (approximately $255,395) of assessable profits is 8.25% whereas assessable profits above HK$2 million (approximately $255,395) will be subject to an income tax rate of 16.5%.

Singapore

AsiaStrategy SG is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,474) taxable income and 50% of the next SGD 190,000 (approximately $142,001) taxable income are exempted from income tax.

The current and deferred portions of the income tax expense included in the consolidated Statements of Operations and comprehensive income (loss) as determined in accordance with ASC 740 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Current income tax expenses
Hong Kong	$—	$—	$19,197
Foreign	—	—	—
	—	—	19,197
Deferred income tax expenses (benefits)
Hong Kong	159,132	(8,615)	(3,074)
Foreign	—	—	—
	159,132	(8,615)	(3,074)
Total income tax expenses (benefits)	$159,132	$(8,615)	$16,123

AsiaStrategy
Notes to Consolidated Financial Statements

16. Income Taxes (cont.)

A reconciliation of the difference between the expected income tax expenses computed at Hong Kong income tax rate of 16.5% and the Group’s reported income tax expense is shown in the following table:

	For the Years Ended December 31,
	2025	2024	2023
Income (loss) before income tax expense	$12,452,781	$(50,834)	$212,850
Income tax (benefits) expenses at foreign taxes	—	—	—
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Computed income tax expense (benefit) with Hong Kong statutory income tax rate	$2,054,709	$(8,388)	$35,120
Tax effects by locations:
Hong Kong
Non-taxable income	(17)	(227)	(18)
Non-deductible expenses	654	—	984
Singapore
Non-taxable income(1)	(2,582,939)	—	—
Non-deductible expenses	5,729	—	—
Cayman Island
Non-deductible expenses(2)	393,559	—	—
BVI
Non-deductible expenses	882	—	—

Effect of tax concession	—	—	(383)
Effect of preferential tax rates in Hong Kong	—	—	(19,580)
Changes in valuation allowance	286,555	—	—
Income tax expenses (benefits)	$159,132	$(8,615)	$16,123

(1)	Non-tax income for the year ended December 31, 2025 mainly represented unrealized gains on investment in equity securities, resulting from our holding in DV8 Public Company Limited.

(2)	Non-deductible expenses for the year ended December 31, 2025 primarily represented (i) unrealized losses on digital assets, net; (ii) unrealized losses on investment in equity securities, resulting from investment in ASP LLC; and (iii) the professional fees and other expenses incurred by foreign entities.

The following table reconciles the statutory tax rate to the Group’s effective tax rate for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Foreign taxes	0.0%	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Non-taxable income	(20.7)%	0.4%	—%
Non-deductible expenses	3.2%	—%	0.5%
Effect of tax concession	—%	—%	(0.2)%
Effect of preferential tax rates in Hong Kong	—	—	(9.2)%
Changes in valuation allowance	2.3%	—%	—%
Income tax expenses (benefits)	1.3%	16.9%	7.6%

AsiaStrategy
Notes to Consolidated Financial Statements

16. Income Taxes (cont.)

Deferred taxes

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for credit loss	$10,931	$—
Depreciation of property and equipment	1,678	1,949
Write-downs of inventories	157,186	152,352
Net operating losses carry forwards*	117,213	5,403
Total deferred tax assets	$287,008	$159,704
Less: deferred tax assets valuation allowance	(287,008)	—
Total deferred tax assets, net	—	159,704

*	The net operating losses carry forwards of the entity in Hong Kong are $710,383 and $32,597 as of December 31, 2025 and 2024, respectively, which can be carried forward without an expiration date. As of December 31, 2025, the deferred tax assets were fully impaired, as the Group expects that it will not generate sufficient taxable profits in the future to utilize these net operating losses.

Movement of the Group’s deferred tax assets during the years is as follows:

	2025	2024
Balance at January 1	$159,704	$150,215
Deferred income tax benefit recognized during the year	127,423	8,615
Deferred tax assets valuation allowance	(286,555)	—
Exchange rate differences	(572)	874
Balance at December 31	$—	$159,704

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2025, 2024 and 2023, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

AsiaStrategy
Notes to Consolidated Financial Statements

17. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Group
New Harvest Investment Holdings Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024

Top Pride International Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024

Mr. Sit Hon	Former controlling shareholder of Top Win Hong Kong from October 25, 2018 to October 29, 2024, and former director of Top Win Hong Kong from April 19, 2018 to October 29, 2024

Mr. Ngai Kwan	Director of the Company since August 7, 2024

Sora Venture Global Limited (formerly known as Pride River Limited)	Controlling shareholder of the Company, and it is ultimately controlled by Mr. Jason Kin Ho Fang since November 2025
SORA Ventures	Ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025

Asia Strategy Partners LLC (“ASP LLC”)	Solely managed by Sora Ventures, which is ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025

b. Transactions with related parties

		For the Years Ended December 31,
Name	Nature	2025	2024	2023
New Harvest Investment Holdings Limited(1)	Lease expense of the office premise	$—	$64,078	$76,636
Top Pride International Limited(2)	Lease expense of the warehouse	—	—	42,150
Mr. Sit Hon(3)	Transfer of life insurance policies	—	817,470	—
ASP LLC (4)	Investment in equity securities	3,988,437	—	—
ASP LLC (4)	Unrealized losses on investment in equity securities	510,537	—	—

(1)	The amount for the years ended December 31, 2024 and 2023, represented the lease expense charged by New Harvest for the lease of office premise at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The amount for the year ended December 31, 2024 represented the lease expense from January 1, 2024 to October 29, 2024, the date that New Harvest ceased to be a related party of the Group.

(2)	The amount for the years ended December 31, 2023 represented the lease expense charged by Top Pride for the lease of warehouse at Unit1208 on 12/F, Riley House, No. 88 Lei Muk Road, Kwai Chung, New Territories, Hong Kong. The Group chose not to renew the lease contract in 2024.

(3)	On May 31, 2024, the Group resolved to dispose of the investments in of Sun Life Insurance policy and BOC Life Insurance policy to Mr. Sit Hon at a consideration of $817,470. No gain or loss was recognized upon the disposal.

(4)	On August 27, 2025, the Company had made a portfolio investment amount of approximately $3,988,437 to ASP LLC, which represents around 9.93% of total portfolio in ASP LLC. ASP LLC is a Delaware limited liability company solely managed by SORA Ventures. For the year ended December 31, 2025, unrealized losses on investment in equity securities were $510,537 and were reported as “unrealized gains on investment in equity securities, net” in the consolidated statements of operations and comprehensive income (loss).

AsiaStrategy
Notes to Consolidated Financial Statements

17. Related Party Transactions and Balances (cont.)

c. Balances with related parties

		As of December 31,
Name	Nature	2025	2024
Sora Venture Global Limited (formerly known as Pride River Limited)(5)	Amount due from a related party	$2,110	$—
Mr. Ngai Kwan(6)	Amount due from a related party	—	10,000
ASP LLC (7)	Investment in equity securities, non-current	3,477,900	—

(5)	The outstanding balance as of December 31, 2025, represented the general and administrative expenses paid by the Group on behalf of Sora Venture Global Limited (formerly known as Pride River Limited). The balance was interest-free, unsecured, and repayable on demand.

(6)	The outstanding balance as of December 31, 2024, represented advances made to Mr. Ngai Kwan by the Group to facilitate his personal needs. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled as of the date of this report.

(7)	The outstanding balance as of December 31, 2025, represented the Group’s capital contribution of $3,988,437 to ASP LLC, adjusted for a subsequent fair value loss of $510,537 recognized during the year. ASP LLC is solely managed by SORA Ventures.

18. Commitments and Contingencies

Commitments

The Group’s contractual obligations relating to bank borrowings and convertible debts as of December 31, 2025 have been fully recognized as liabilities and disclosed in Notes 13 and 14. Accordingly, the Group has no material unrecognized financial or capital commitments as of the reporting date.

Contingencies

As of December 31, 2025 and 2024, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

AsiaStrategy
Notes to Consolidated Financial Statements

19. Segment information

The Group has one operating segment and one reportable segment. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews the Group’s results on a consolidated basis for purposes of assessing performance and allocating resources.

The measure of segment profit or loss is net income (loss), which is the same measure reported in the consolidated statements of operations and comprehensive income (loss). The CODM regularly reviews revenue, cost of revenue, selling and marketing expenses, general and administrative expenses, gains and losses on investments in equity securities and digital assets, and other segment items at the consolidated level. Other segment items primarily include interest income, interest expense, other income (expense), net, and income tax benefits (expenses).

The following table presents selected financial information for the Group’s single reportable segment:

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$10,985,176	$17,619,363	$18,814,420
Cost of revenue	(10,603,520)	(16,202,583)	(17,442,190)
Selling and marketing expenses	(149,033)	(58,764)	(163,579)
General and administrative expenses	(1,808,684)	(1,129,609)	(681,891)
Unrealized losses on digital assets, net	(796,529)	—	—
Unrealized gains on investment in equity securities, net	15,143,639	—	—
Other segment items	(477,400)	(270,626)	(330,033)
Net income (loss) of single operating segment	$12,293,649	$(42,219)	$196,727

The measure of segment assets is total consolidated assets as reported in the consolidated balance sheets. Total segment assets were $39,723,888 and $6,627,728 as of December 31, 2025 and 2024, respectively.

20. Subsequent Events

The Group evaluated all events and transactions that occurred after December 31, 2025, other than the event disclosed elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.